Exhibit 99.3

2026 MANAGEMENT INFORMATION CIRCULAR

2026 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
KINROSS GOLD CORPORATION

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength.
OUR CORE VALUES	Putting people first.	Outstanding corporate citizenship.	High performance culture.	Rigorous financial discipline.

STRONG & DIVERSIFIED
PRODUCTION PROFILE
•
Portfolio of mines producing
2.0 million Au eq. oz./year

•
Strong margins and record attributable free cash flow1 of $2.5 billion in 2025

•
Sizeable gold reserve & resource base

COMPELLING
VALUE
•
Leading total shareholder
returns of 192% in 2025

•
~$1.5 billion total return
of capital to lenders and
shareholders in 2025

•
2025 TSX Top 30 ranking for 3-year share price performance

EXCELLENT
FINANCIAL POSITION
•
Repaid $700 million of debt
in 2025

•
Achieved a net cash1 position of $1.0 billion at year-end

•
$1.7 billion of cash and cash
equivalents with ~$3.5 billion
of total liquidity1

EXCITING
GROWTH PIPELINE
•
Proceeding with 3 organic growth projects Round Mountain Phase X, Curlew, and Bald Mountain Redbird 2, expected to contribute ~3 million Au eq. oz. to production

•
World-class projects at Great Bear and Lobo-Marte

COMMITTED TO
RESPONSIBLE MINING
•
Consistent top performer
in key sustainability ratings

•
On track for 30% reduction
in GHG intensity by 2030

•
A record 1 million
beneficiaries from 554
community programs

Kinross Portfolio of High-Quality Assets

Fort Knox, U.S.A.
Manh Choh, U.S.A.
Great Bear, Canada
Toronto, Canada
Kettle River-Curlew, U.S.A.
Bald Mountain, U.S.A.
Round Mountain, U.S.A.
Tasiast, Mauritania
Paracatu, Brazil
La Coipa, Chile
Lobo-Marte, Chile
Operations
Development Projects
Head Office

TSX: K
Toronto Stock Exchange

NYSE: KGC
New York Stock Exchange

All figures in this report are in U.S. dollars unless otherwise stated.

1. See Key Terms on page 4.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Notice of 2026 Annual Meeting of Shareholders
April 30, 2026 | 10:00 a.m. (EDT) Virtual only meeting via live audio webcast Webcast link: meetings.lumiconnect.com/400-541-772-335 Meeting ID: 400-541-772-335 Password: kinross2026

Dear Kinross Shareholders,
We invite you to attend Kinross’ 2026 annual meeting of shareholders (the Meeting). At the Meeting, shareholders will:
•
Receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2025 and the report of the Auditors

•
Elect directors

•
Appoint the Auditors and authorize the directors to fix their remuneration

•
Consider an advisory resolution on Kinross’ approach to executive compensation; and

•
Consider any other business that may properly come before the Meeting

This notice is accompanied by the 2026 Management Information Circular (the Circular) for the Meeting which provides additional information relating to the above items for consideration at the Meeting. See “Business of the Meeting” beginning on page 22.
Why a virtual only meeting?
Kinross has decided to hold this year’s meeting virtually via a live audio webcast so that we may continue to provide the enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership. Virtual meetings continue to be a pragmatic and environmentally friendly alternative to physical meetings.
Accessing the virtual only meeting
Shareholders will not be able to attend this year’s meeting in person.
Registered shareholders as of March 5, 2026 and duly appointed proxyholders will be able to attend the Meeting, submit questions and vote, all in real time, by connecting to the Meeting via the internet at: meetings.lumiconnect.com/400-541-772-335 using the latest version of Chrome, Safari, Edge or Firefox on your computer, tablet or smartphone using the most updated version of the applicable software plugins. Please note that the virtual meeting platform is not supported on Internet Explorer.
Registered shareholders may access the Meeting using the unique control number on their form of proxy.
Non-registered (beneficial) shareholders must first appoint themselves as proxyholders and register with Computershare Investor Services Inc. (the Transfer Agent or Computershare), by following the instructions in the Circular and on the form of proxy or voting instruction form. Beneficial shareholders who have not duly appointed themselves as proxyholder and registered with the Transfer Agent will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.
Any shareholder that wishes to appoint a person other than the named proxyholders (as defined in the Circular) identified on the form of proxy or voting instruction form (including a non-registered (beneficial) shareholder who wishes to appoint themselves to attend and vote at the Meeting) must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. These instructions include the important additional step of registering with Computershare after submitting the form of proxy or voting instruction form but prior to the Meeting. You must follow these instructions

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	1

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
carefully if you wish, or your proxyholder, including a non-registered (beneficial) shareholder, wishes to attend and vote at the Meeting during the live webcast, as the steps for doing so are different than for an in-person meeting. You must register your proxyholder with the Transfer Agent prior to April 28, 2026 at 10:00 a.m. (Toronto time).
Detailed information on how shareholders can attend, participate in and vote at the Meeting is available on pages 13 to 20 of the Circular.
Those accessing the virtual meeting must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/lumi-platform/faqs prior to the Meeting. For technical assistance during the Meeting, please email: support-ca@lumiglobal.com.
Accessing the Meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the Meeting on a ‘listen-only’ mode by dialing into the Meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the Meeting and will not otherwise be able to participate, vote, ask questions or view any visual presentations made at the Meeting.
To access the Meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-800-990-2777, conference ID: 42038.
How do I vote in advance?
If you intend to follow the instructions to attend and vote at the Meeting, you can vote at the Meeting. Regardless, we encourage you to vote in advance of the Meeting to ensure your vote is counted at the Meeting — our goal is to secure as large a representation as possible of shareholders at the Meeting. You may vote in advance by proxy in any of the following ways noted below. You will need the control number contained in the form of proxy or voting instruction form in order to vote. In order to be valid, your vote must be received on or before 10:00 a.m. (Toronto time) on April 28, 2026.
Telephone Voting Vote by calling the toll-free number shown on the form of proxy or voting instruction form

Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting Complete the form of proxy or voting instruction form and return it in the envelope provided
Your vote is important to us. Holders of common shares (the Common Shares or Shares) at the close of business on March 5, 2026 are eligible to vote at the Meeting. For more information on voting your Shares and the proxy process, see Information About Voting on pages 13 to 20 in the Circular.
By order of the Board of Directors
Michelle Long
Corporate Secretary
March 3, 2026, Toronto, Canada

If you have any questions relating to the meeting, please contact the Company’s shareholder advisor and proxy solicitation agent Kingsdale Advisors, by telephone at 1-866-851-3217 (toll-free in North America) or 437-561-5016 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

2	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	3

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key Terms
Attributable
Attributable includes Kinross’ 70% share of Manh Choh production, costs and capital expenditures.
Attributable AISC
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio used by management to better understand the cost of sustaining gold production. Non-GAAP ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of this non-GAAP ratio, refer to Section 11 — Supplemental Information of Kinross’ Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025, which section is incorporated by reference herein and as filed on the Company’s website at www.kinross.com, on SEDAR+ at www. sedarplus.ca and on EDGAR at www.sec.gov.
Attributable Free Cash Flow
Attributable free cash flow is a non-GAAP financial measure calculated as net cash flow from operating activities less attributable capital expenditures and non-controlling interest included in net cash flow from operating activities. Non-GAAP measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of this non-GAAP measure, refer to Section 11 — Supplemental Information of Kinross’ MD&A for the year ended December 31, 2025, which section is incorporated by reference herein and as filed on the Company’s website at www.kinross.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
ARC
Audit and Risk Committee of the Board of Directors.
Auditors
KPMG LLP of Toronto, Ontario.
Board
The Board of Directors of Kinross Gold Corporation.
CEO
Chief Executive Officer.
CGNC
Corporate Governance and Nominating Committee of the Board of Directors.
Circular
This 2026 Management Information Circular.
Code
Kinross’ Code of Business Conduct and Ethics.
Comparator Group
Agnico Eagle Mines Ltd. (AEM), Alamos Gold Inc. (AGI), AngloGold Ashanti Limited (AU), B2Gold Corporation (BTO), Barrick Mining Corporation (ABX), Cameco Corporation (CCO), Endeavour Mining PLC (EDV), Evolution Mining LTD (ASX), First Quantum Minerals Limited (FM), Gold Fields Limited (GFI), Lundin Mining Corporation (LUN), Newmont Corporation (NEM), Northern Star Resources LTD (NST), Pan American Silver Corp. (PAAS), SSR Mining Inc. (SSRM), and Teck Resources Limited (Teck/B).
CRTC
Corporate Responsibility and Technical Committee of the Board of Directors.
DSUs
Deferred share units are cash - settled notional awards provided to Directors, with each unit having the same value as one common share, representing an amount owed by Kinross to the Director, which is not paid out until such time as the director terminates service on the Board.
Four Point Plan (4PP) and First Priorities
4PP measures Company performance for employees under the global compensation plan. The first of these “four points” is “First Priorities”, which includes performance against specific targets for leading and lagging sustainability indicators in the areas of health and safety, and environmental and social performance, as well as broader sustainability-related initiatives. Other measures in the 4PP include financial and operational metrics, building for the future such as exploration and capital projects, and continuous improvement and innovation. Employees are also assessed against site-specific objectives.
HRCC
Human Resources and Compensation Committee of the Board of Directors.
IFRS
International Financial Reporting Standards as issued by the International Accounting Standards Board.
Independent Directors
Members of the Board of Directors who have no direct or indirect material relationship with Kinross.
Kinross Gold and Kinross
Kinross Gold Corporation governed by the Business Corporations Act (Ontario) and headquartered in Toronto, Canada.
LTI
Long-term incentive, the component of  “at risk” compensation used to align executive interests with Kinross’ long-term strategy and the interests of shareholders.
Meeting
The Annual Meeting of Shareholders to be held virtually on April 30, 2026.
NEO
Named Executive Officer(s).
NYSE
New York Stock Exchange.
Net Cash
Net cash is calculated as cash and cash equivalents of  $1,742.3 million less long - term debt of $738.2 million as reported on the Company's consolidated balance sheet as at December 31, 2025.
Production Cost of Sales per
Equivalent Ounce Sold
Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.
RSUs
Restricted share units are equity-settled or cash-settled awards under the Company’s long-term incentive plan granted to eligible employees.
RPSUs
Restricted performance share units are equity-settled restricted share units with a performance element and part of the Company’s long-term incentive plan granted to eligible employees.
SEC
U.S. Securities and Exchange Commission.
Senior Leadership Team (SLT)
Kinross’ executive team: J. Paul Rollinson, Chief Executive Officer; William D. Dunford, Executive Vice-President and Chief Technical Officer; Andrea S. Freeborough, Executive Vice-President and Chief Financial Officer; Geoffrey P. Gold, President; Kathleen Grandy, Executive Vice-President, Human Resources; Claude J.S. Schimper, Executive Vice-President and Chief Operating Officer; Ryan Latinovich, Executive Vice-President, Corporate Development; David Shaver, Executive Vice-President, Investor Relations and Communications.
Shareholder Rights Plan
Shareholder Rights Plan Agreement between the Company and Computershare Investor Services Inc. adopted on March 15, 2018 and reconfirmed by the shareholders on May 8, 2024.
Shares Outstanding
The total number of common shares in Kinross Gold Corporation, each carrying a weight of one vote per common share.
STI
Short-term incentive, the component of  “at risk” compensation linked to the annual performance of the Company.
Total Liquidity
Total liquidity is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the company’s credit facilities (as calculated in Section 6 — Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2025).
Transfer Agent
Computershare Investor Services Inc.
TSR
Total shareholder return is a measure of the performance of the Company’s stock and the related outcome to shareholders.
TSX
Toronto Stock Exchange.

4	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Letter to Shareholders
Dear Shareholders,
I am pleased to provide you with an overview of the Company’s record performance in 2025.
Kinross delivered outstanding value for shareholders. The Company successfully delivered on all key guidance metrics, generated record free cash flow, further strengthened the balance sheet, advanced its development projects, and continued to demonstrate its commitment to sustainability.
I would like to personally thank our global team for their commitment to the safe execution of our goals, which was a key driver of this exceptional performance.
I’d also like to acknowledge our former Chair, Catherine McLeod-Seltzer, who retired from the Kinross Board in May 2025 after 20 years of service, and was recently inducted into the Canadian Mining Hall of Fame.
Exceptional Shareholder Returns
The past year has been transformational for our industry, with gold prices reaching record highs. Kinross significantly outperformed both its peers and gold prices, generating leading shareholder returns. Our 2025 total shareholder return was 192%, and over three years, Kinross delivered an exceptional total return of 636%, outperforming peers.
Returning capital to shareholders is a Company priority, and in 2025, Kinross increased both dividends and share buybacks. The quarterly dividend was increased by 17%, and the Company repurchased $600 million in shares, allocating $752 million to shareholders over the year.
In February 2026, Kinross further increased its dividend by 14%, for a total increase of 33% year-over-year.
In 2026, the Company plans to invest an additional $350 million of capital into its business to extend mine lives and support production later in the decade and primarily into the 2030s. Kinross also plans to allocate 40% of attributable free cash flow to shareholders through both share buybacks and dividends.
Excellent Operational and
Financial Performance
In 2025, we produced two million gold equivalent ounces, and generated record attributable free cash flow1 of  $2.5 billion, driven by our focus on consistent operational performance and cost discipline.
The Company also continued to prioritize strengthening the balance sheet, repaying $700 million of its debt in 2025, and ending the year with $1.0 billion in net cash1. At year-end, Kinross had cash and cash equivalents of $1.7 billion, and total liquidity1 of  $3.5 billion, providing ample flexibility to execute on our future goals.

1.
Refer to Key Terms on page 4.

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	5

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Commitment to Sustainability
and Governance
Over the year, Kinross also remained a top performer in sustainability and governance, which was recognized by several external rating agencies.
While we are proud of the work we did to advance our safety program, putting a new Critical Risk Management system in place, and further strengthening our field engagements, a business partner at Tasiast tragically lost his life in a workplace accident. This incident reminds us all of our steadfast commitment to Putting People First, and making health and safety our number one priority.
We maintained our consistent top performer position in external sustainability rankings, including a leading position in the 2025 S&P Corporate Sustainability Assessment. In Brazil, Paracatu’s tailings facilities recently received the top-level AA classification from the Engineer of Record, under Brazil’s National Mining Agency. This is a strong endorsement of the site’s safety practices, reflecting industry-leading standards in monitoring, maintenance, and risk control. Further, we achieved an estimated 1.5% reduction in greenhouse gas emissions across more than 30 energy efficiency initiatives.
We also supported a record one million beneficiaries from 554 community programs in our host communities. In Chile, Kinross was named Company of the Year in Atacama by the Atacama Regional Development Corporation. The award recognizes organizations that have meaningfully contributed to the region, and have fostered positive relationships within the community. In Canada, for the 8th consecutive year, the Company was named one of Greater Toronto’s Top Employers. This ranking recognizes the employers that lead their industries in offering exceptional places to work, and we were proud to again be included.
In recognition of our leading governance practices, Kinross maintained its placement as the top scoring mining company in The Globe and Mail’s Board Games, an annual corporate governance ranking, and placed in the top 15% of surveyed companies overall.
Since 2019, Kinross has welcomed seven new Board members as part of its commitment to keeping our Board refreshed and diverse, including Candace MacGibbon, who was appointed a Company Director in November 2025. I’m pleased to welcome Candace to the Board, a seasoned mining executive and corporate director with over 25 years of experience in capital markets and the mining sector. I am confident that her skills and insights will serve the Company well.
We engage with shareholders on a regular basis to better understand their priorities, including governance and compensation policies. At our last Annual General Meeting, Kinross earned strong shareholder approval for its compensation program and practices with over 93% support for its “Say on Pay” vote. I encourage you to read the letter from George Paspalas, who serves as the Chair of Kinross’ Human Resources and Compensation Committee (HRCC), on page 51. This letter provides an overview of key executive compensation decisions based on our exceptional 2025 performance.
Strategy & Future Growth
Kinross’ three-year guidance maintains a production profile of two million gold equivalent ounces per year, supported by our current operations and a high-quality development pipeline.
The Company made significant headway on advancing its organic growth projects in 2025 and is proceeding with construction at Round Mountain Phase X, Curlew, and Bald Mountain Redbird 2. These projects are expected to contribute approximately three million ounces of production at attractive economics. Kinross also continued to progress its world-class Great Bear project in Canada, and the Lobo-Marte project in Chile.
With our continued focus on reliable production, cost control and capital discipline, Kinross is in a great position to continue to deliver long-term value for shareholders.
Looking Ahead
We encourage you to exercise your right to vote on the items for consideration at our Annual Meeting of Shareholders. You may vote in advance of the meeting, during the virtual meeting, or by proxy, using the methods described in this circular.
The Board continues to support Kinross’ senior leadership team in their strategic objectives and commends them for their leading performance in 2025.
On behalf of the Board, I want to thank our shareholders for your continued support and engagement.
Sincerely,
Kelly J. Osborne
Independent Chair

6	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 Highlights
Kinross delivered exceptional performance in 2025, underscoring the strength of our operating portfolio, disciplined approach to cost and capital management and enhanced strategy to return capital to shareholders.

OPERATING AND FINANCIAL HIGHLIGHTS
Met annual guidance once again for all key metrics − production, cost of sales, all-in sustaining cost and capital expenditures	Delivered excellent total shareholder returns of 192%, with Kinross ranking in the top 30 performers on the TSX for three-year share price performance

Two Top Tier assets anchoring our portfolio together contributed over 50% of production; Paracatu produced over 500,000 Au eq. oz. for the 8th consecutive year and Tasiast remains our highest-margin operation	Finished the year in an excellent financial position, strengthening our balance sheet with $1.7 billion of cash and cash equivalents, and ~$3.5 billion of total liquidity1

Returned $752 million to shareholders through share buybacks (reducing our shares outstanding by 2.5%) and dividends; increased dividend by 17%	Continued to prioritize debt reduction and repaid $700 million of debt in 2025

ATTRACTIVE PROJECT PIPELINE
Progressed Great Bear’s Advanced Exploration program, with surface construction 80% complete. Advanced detailed engineering and initial procurement for the Main Project, with permitting progressing well	Round Mountain Phase X is expected to add 1.4 million Au eq. oz. to life-of-mine production, transitioning the site to underground mining and extending mine life by eight years to 2038

Curlew is a high grade, underground restart opportunity leveraging existing infrastructure at the 100%-owned Kettle River mill, expected to add 940,000 Au oz. of life-of-mine production with an initial 11-year mine life	Bald Mountain Redbird 2 is expected to deliver high-productivity, low-cost production as the anchor pit along five satellite deposits, and add a combined 643,000 Au oz. of production and extend mine life to 2032

SUSTAINABILITY
ROBUST CORPORATE GOVERNANCE

Top 15%	100%	7 new Directors
Standing in The Globe and Mail’s Board Governance annual survey of Canadian corporate governance, the highest among mining companies	Of Board Committees are comprised of independent Directors	Since 2019, helping to ensure fresh perspectives, diverse viewpoints and experiences
CLIMATE AND NATURE

33-year record	>30 projects	TNFD Framework
Of zero reportable tailings incidents; Paracatu received the AA highest tailings and dam classification from Brazil’s National Mining Agency and is considered
among the safest and best managed operations	To improve energy efficiency providing an estimated 1.5% reduction of greenhouse gas emissions	Advancing alignment with the Taskforce on Nature-related Financial Disclosures

1.
Refer to Key Terms on page 4.

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	7

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Engaging our Shareholders
Shareholder engagement plays an important role in our approach to executive pay to ensure our compensation policies remain aligned with the interests of
Kinross and its shareholders. In 2025, we conducted our 12th annual shareholder outreach, contacting our 30 largest shareholders (representing approximately 50%
of our issued and outstanding shares) to offer meetings to discuss compensation, governance and sustainability matters.

30 largest shareholders Were contacted (excluding broker dealers) holding approximately 50% of our issued and outstanding shares	12th year Of Kinross’ annual shareholder outreach program	>93% Shareholder support in 2025, with support averaging 90% since we initiated the program

We appreciate the time our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs. Since the start of our shareholder engagement program, shareholder feedback has played an important part in shaping our compensation and governance programs. As a result, shareholder support for our executive compensation program and practices has been strong, averaging approximately 90% since we initiated the program in 2014 and reaching over 93% in 2024 and 2025.
Changes to the Senior Leadership Team’s short-term incentive plan for 2026 include: increasing the weighting of the financial and operational category from 35% to 40%; replacing the Total Cost metric with Production Cost of Sales (aligned with Kinross’ public guidance) for increased transparency; and enhancing disclosure of safety and sustainability metrics.
More details on Shareholder Engagement and “Say on Pay” can be found on page 58.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 Governance

Recognized as the highest-ranking mining company in The Globe and Mail’s annual corporate governance survey.	Board met 5 times, convening independent of management at all meetings.

40% of our proposed Board nominees are members of designated diversity groups.	Average tenure is 5.7 years, with 4 Directors with less than 5 years.

Corporate Governance at a Glance

			pg
Board Composition		•
Size of Board	11
Independent Directors	10
Average age of Board	62
Average tenure of Board (number of years)	5.7
Separate Chair/CEO	yes		117
Number of women	3		122
Number of men	8		122
Committee Independence
Audit and Risk	100%	•
Human Resources and Compensation	100%	•
Corporate Governance and Nominating	100%	•
Corporate Responsibility and Technical	100%	•
Requirements and Assessments
Term limit for Directors	yes		128
Director stock ownership requirements	yes		41
Annual review of Director independence	yes		135
Annual Board and committee evaluations	yes		121
Annual Director evaluations	yes		121
			pg
Voting
Annual Director elections	yes
Majority voting for Directors	yes		22
Annual vote on executive compensation	yes		58
Policies and Charters
Code of Business Conduct and Ethics	yes	•	118
Charters for Board committees	yes	•
Shareholder Engagement Policy	yes	•
Corporate Governance Guidelines	yes	•
Diversity Policy for Directors1	yes		122
Overboarding Policy1	yes
Interlocking Policy1	yes
Retirement Policy for Directors1	yes		128
Professional Development
Board orientation programs	yes		123
Director education programs	yes		123

Available on kinross.com
1.
Part of the Corporate Governance Guidelines.

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	9

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2026 Board Nominees Overview
As Kinross shareholders, you are being asked to cast your vote for 10 Directors. The following table provides an overview of the 2026 nominees. Detailed biographical information can be found on pages 27 to 38.
Our Board of Directors’ expertise
Name	Independent	Director Since	Age	Expertise									Committees				Attendance at Board meetings
				Operations and Projects	Finance	Human Resources	Governance	Sustainability	Mergers & Acquisitions	Government Relations/Regulatory	Health & Safety	Technology	Corporate Governance + Nominating	Corporate Responsibility + Technical	Human Resources + Compensation	Audit + Risk
George Albino	•	2025	67	•	•		•		•				•	•			100%
Glenn Ives	•	2020	65	•	•	•	•	•	•	•		•			•	•	100%
Ave Lethbridge	•	2015	64	•		•	•	•		•	•	•	•		•		100%
Michael Lewis	•	2023	63	•		•	•	•			•		•	•			100%
Candace MacGibbon	•	2025	51		•	•	•	•	•	•						•	100%
Elizabeth McGregor	•	2019	49	•	•	•	•		•			•		•		•	100%
Kelly Osborne	•	2015	69	•		•	•	•	•	•	•				•		100%
George Paspalas	•	2024	63	•		•	•	•	•		•			•	•		100%
Paul Rollinson		2012	64	•	•	•	•	•	•	•	•	•					100%
David Scott	•	2019	64	•		•	•	•	•					•		•	100%
Kinross’ Board of Directors has a broad range of skills, experience and expertise, reflecting our ongoing commitment to corporate governance excellence.
9 members with expertise in Operations and Projects	10 members with expertise in Governance	5 members with expertise in Government Relations/Regulatory
5 members with expertise in Finance	8 members with expertise in Sustainability	5 members with expertise in Health & Safety
9 members with expertise in Human Resources	8 members with expertise in Mergers & Acquisitions	4 members with expertise in Technology
10	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 Compensation Summary
As a shareholder, you are being asked to vote in favour of an advisory resolution regarding Kinross’ approach to executive compensation. Kinross’ compensation program is designed to align executive pay with Company performance and long-term shareholder value, and is reviewed annually to ensure it remains competitive, transparent and aligned with market and governance best practices. We encourage you to read about Kinross’ executive compensation program on pages 53 to 115 in this document.

In line with our pay for performance philosophy, compensation decisions in 2025 reflect the Company’s exceptional results and outperformance in several key areas:
•
The SLT received a Company performance rating of 125%, reflecting excellence in free cash flow generation, project advancement, and exceptional TSR. A 5% deduction was applied to the score as a result of the business partner fatality at Tasiast.

•
Long-term incentives were used to recognize the management team’s consistent strong performance and to drive alignment with shareholders.

•
The performance factor for the RPSUs that vested in February 2026 was 145%, reflecting Kinross’ extraordinary performance on both a relative and absolute basis, with three-year shareholder returns of 636%, top ranked amongst peers.

Several features of our compensation program ensure strong alignment with Company performance and shareholder interests:
•
Significant “at risk” pay for the CEO and SLT, with 85% of the CEO’s compensation “at risk” and tied to Company performance in 2025.

•
At least half of total direct compensation for the SLT in equity, with 55% of that equity in RPSUs, which vest only when specific performance targets are achieved.

•
The inclusion of a relative TSR metric in both the long-term and short-term incentive plans, with a 50% weighting in the LTIP and 10% in the STIP.

•
Share ownership guidelines for senior executives, with the CEO’s ownership representing approximately 70 times his average salary.

2025 COMPENSATION HIGHLIGHTS

85% of the CEO’s 2025 total direct compensation is “at risk” and tied to Company performance, with over half in equity	CEO share ownership represents approximately 70 times his average salary, far exceeding his requirement of six times	Over 93% of shareholders supported our approach to executive compensation in 2025

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DELIVERY OF PROXY MATERIALS
Kinross Gold Corporation (Kinross or the Company) is providing shareholders with access to the Circular for the Meeting electronically via notice and access, instead of mailing out paper copies, as permitted by Canadian securities regulators. Kinross is also providing shareholders with access to its 2025 annual report electronically, instead of mailing out paper copies. This means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.
Shareholders have received a notice of availability of proxy materials (the Notice) together with a form of proxy or voting instruction form. The Notice provided instructions on how to access and review an electronic copy of the Circular or how to request a paper copy. The Notice also provided instructions on voting at the Meeting. To receive a paper copy of the Circular or the 2025 annual report, please follow the instructions in the Notice.
All shareholders are reminded to review the Circular before voting. Shareholders with questions about notice and access can call Computershare toll free at 1-866-964-0492.
Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. Kinross pays the cost of delivery of proxy materials and the request for voting instructions, as applicable, for all registered and non-registered shareholders.
Shareholders who have previously provided instructions to receive paper copies of the Circular and the 2025 annual report have been sent a paper copy in addition to the Notice.
GENERAL INFORMATION
This document is the Circular made available to shareholders in advance of the Meeting as set out in the Notice.
This circular provides additional information with respect to the business of the Meeting, Kinross and its directors and senior executive officers. This circular is dated March 3, 2026 and, unless otherwise stated, the information in this circular is as of March 2, 2026.
Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in U.S. dollars. Where necessary, Canadian dollars are referenced as C$.
All references to financial results are based on Kinross’ audited consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.
References in this circular to the Meeting include any adjournment(s) or postponement(s) that may occur.
Documents and websites referenced herein are not incorporated by reference into this circular unless the incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.
SHARES OUTSTANDING
As of March 5, 2026, there were 1,201,400,581 Common Shares outstanding, each carrying the right to one vote per common share.
To the knowledge of the directors and executive officers of the Company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross, carrying 10% or more of the voting rights attached to any class of voting securities, with the exception of 152,098,088 Common Shares held by BlackRock, Inc. which has filed an alternative monthly report, dated September 5, 2025, under part 4 of National Instrument 62-103 on www.sedarplus.ca showing its exercised control or direction over 12.47% of the outstanding Kinross Common Shares as of that date.
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INFORMATION ABOUT VOTING
WHO CAN VOTE
Holders of Common Shares of Kinross at the close of business on March 5, 2026 (the Record Date), or their duly appointed representatives are eligible to vote.
Why is this year’s meeting virtual-only?
Kinross has decided to hold this year’s meeting virtually so that we may continue to provide the enhanced flexibility and opportunity for shareholder participation irrespective of their geographic location and share ownership. Virtual meetings continue to be a pragmatic and environmentally friendly alternative to physical meetings.
You have various options for voting at this year’s meeting. You are encouraged to vote in advance online, by phone or using any of the other methods described on your form of proxy or voting instruction form.
As described in more detail below, registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have appointed themselves as proxyholder) will be entitled to attend, vote and ask questions at the Meeting, all in real time, similar to as if the Meeting was held in-person. Non-registered shareholders who do not appoint themselves as proxyholder may still access the Meeting as guests, but they will not be able to vote at the Meeting or ask questions. Guests will be able to listen to the Meeting but will not be able to ask questions at the Meeting.
It is important to note that you will not be able to attend this year’s meeting in person. If you are participating in the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting.
Am I a registered or a non-registered (beneficial) shareholder?
The voting process is different depending on whether you are a registered or non-registered shareholder.
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the Shares are registered with Computershare in your name and not held on your behalf by an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each, an Intermediary).
You are a non-registered (or beneficial) shareholder if your shares are held on your behalf by an Intermediary. This means the Shares are registered with Computershare in your Intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.
How can I vote in advance?
Voting instructions may be provided online or by telephone, or by signing and returning the form of proxy or voting instruction form sent to you along with the Notice. In each case, if you vote in advance, the instructions provided on your form of proxy or voting instruction form authorizes Geoffrey P. Gold or Lucas R. Crosby, (together with any authorized substitute, the named proxyholders) to vote your shares at the Meeting as your proxyholder in accordance with your instructions.
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Both registered and non-registered shareholders can vote in advance of the Meeting in any one of three ways:
Telephone Voting	Vote by calling the toll-free number shown on the form of proxy or voting instruction form
Internet Voting
Registered shareholders vote online at www.investorvote.com
Non-Registered (beneficial) shareholders vote online at www.proxyvote.com OR by logging on to the website indicated on the form of proxy or voting instruction form

Mail-in Voting	Complete the form of proxy or voting instruction form and return it in the envelope provided
Kinross may also utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Kinross shares over the telephone. Alternatively, Kingsdale Advisors may contact such non-registered shareholders to offer assistance with voting their shares through the Broadridge QuickVote™ service. Broadridge then tabulates the results of all the instructions received and then provides the appropriate instructions with respect to the Shares to be represented at the Meeting.
You may appoint a person other than one of the named proxyholders as your proxyholder to attend and vote on your behalf at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend and vote at the Meeting). If you wish to do so, your appointment must be received by no later than the proxy deadline (as defined below) and you must carefully follow the instructions under the heading “Can I appoint someone other than the named proxyholders as my proxy?” below. You may appoint that other proxyholder using the internet or mail-in voting options above, but you will not be able to do so using the telephone voting option.
If you vote in advance, in order to be counted at the Meeting your vote must be received by the Transfer Agent no later than 10:00 a.m. (Toronto time) on April 28, 2026 or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or applicable holidays in Ontario) prior to the reconvened meeting (the Proxy Deadline). If you are a non-registered shareholder, your instructions must be received by your Intermediary at the address provided on that form by the cut-off time specified in your voting instruction form, which will typically be at least 24 hours earlier than the Proxy Deadline and you should contact your broker or Intermediary for further details.
If you have any questions relating to the Meeting or how to cast your vote, please contact Kingsdale Advisors by telephone at 1-866-851-3217 toll free in North America or 437-561-5016 outside of North America (call and text enabled) or by email at contactus@kingsdaleadvisors.com.
Can I appoint someone other than the named proxyholders as my proxy?
Yes. Shareholders have the right to appoint a person or company other than one of the named proxyholders to represent the shareholder at the Meeting. A proxyholder need not be a shareholder of the Company.
If you do not wish to vote in advance and you wish to appoint someone other than one of the named proxyholders as your proxyholder to attend and vote your shares at the Meeting as your proxy (including non-registered shareholders who wish to appoint themselves as proxyholder) you must do so prior to the Proxy Deadline. This can be done by appointing your proxyholder online or by submitting your form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND you must then register that proxyholder online with the Transfer Agent, as described below.
Because this year’s meeting is being held virtually, the process for appointing a proxyholder (other than the named proxyholders) is different than for an in-person meeting. Failure to register your proxyholder as described below will result in the proxyholder not receiving the Username that is required to vote at the Meeting, meaning that your proxyholder will be unable to attend the Meeting to vote on your behalf. You must therefore follow these instructions carefully.
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•
Step 1 — Appoint your proxyholder

○
You can appoint someone other than one of the named proxyholders as proxyholder online or by inserting that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and following the instructions for submitting your form of proxy or voting instruction form.

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This step must be completed before registering such proxyholder with the Transfer Agent as described in Step 2 below.

○
Both this step and Step 2 below must be completed by the Proxy Deadline for the appointment to be valid and for your proxyholder to be able to attend and vote your shares at the Meeting. If you are a non-registered (beneficial) shareholder, Step 1 must be completed sufficiently in advance of the Proxy Deadline for your Intermediary to act on your instructions.

○
If you are a non-registered shareholder wishing to appoint yourself as proxyholder to attend and vote at the Meeting, you must follow the steps above and complete Step 2 below in order to validly appoint yourself as proxyholder, and you must also follow all other applicable instructions provided to you by your broker or other Intermediary.

•
Step 2 — Register your proxyholder with the Transfer Agent:

○
To register your proxyholder (including registering yourself if you are a non-registered shareholder appointing yourself as proxyholder), you must visit www.computershare.com/KinrossAGM before the Proxy Deadline and provide Computershare with the required proxyholder contact information.

○
Computershare will then provide your proxyholder (including non-registered shareholders who have appointed themselves as proxyholder) with a Username via email following the Proxy Deadline.

○
This Username is important.   Without it, your proxyholder (including non-registered shareholders wishing to appoint themselves as proxyholder) will not be able to attend and vote your shares at the Meeting.

•
Registered shareholders may also appoint a proxyholder by an instrument signed in writing by themselves, or their attorney authorized in writing. If the registered shareholder is a corporation, the instrument (including the form of proxy) appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Registered shareholders are encouraged to vote in advance or to appoint their proxyholder online, but regardless of the method selected for appointment, all proxyholders must be registered by following the instructions in both Step 1 and Step 2 above in order to attend and vote at the Meeting.

It is your responsibility to ensure that your proxyholder is properly registered, receives their Username and attends and votes on your behalf at the Meeting.
If you have any questions regarding this process, please contact Computershare at service@computershare.com. Alternatively, you may call 1-800-564-6253 from within Canada and the US or 1-514-982-7555 from other countries.
How do non-registered shareholders located in the U.S. appoint themselves or other persons as proxyholders?
Please follow the instructions below if you are a U.S. resident and wish to vote at the Meeting during the live webcast or wish to appoint another person as proxyholder (other than one of the named proxyholders):
•
You must follow your Intermediary’s instructions to obtain a legal proxy; you are encouraged to do so online through the internet if your Intermediary provides this option or you may also do so by marking the appropriate box on the other side of the voting instruction form or form of proxy and a legal proxy will be issued and mailed to you.

•
The legal proxy will grant you or your designee the right to attend the Meeting and vote, subject to any rules described in the proxy statement applicable to the delivery of a proxy. However, you must then complete both Step 1 and Step 2 as described above in order to attend and vote at the Meeting.

•
The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form. You need to submit and deliver the legal proxy and complete both Step 1 and Step 2 prior to the Proxy Deadline and in accordance with any instructions or disclosures noted on your voting instruction form or form of proxy. You or your proxyholder must access the virtual meeting for your vote to be counted.

•
You must allow sufficient time for the mailing and return of the legal proxy by the Proxy Deadline. Please be advised that if you, the beneficial shareholder, ask for a legal proxy to be issued, you must take the additional steps described above in order for the proxy to be fully effective. You must deposit the legal proxy with the Company or Broadridge and complete these additional steps in advance of the Proxy Deadline. Further, if a legal proxy is issued, all other voting instructions given on your voting instruction form or form of proxy will not be effective.

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•
If you have any questions, please contact the person who services your account. Please make the arrangements as quickly as possible in the event of any mail or other service disruptions that could affect your ability to receive or send the necessary documentation on a timely basis.

How do I vote at the Meeting?
If you do not wish to vote in advance and you do not appoint another person (other than one of the named proxyholders) to attend and vote at the Meeting on your behalf, then you may attend and vote at the Meeting online. Attending the Meeting online enables registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, to attend, vote and ask questions at the Meeting, all in real time. If you are a non-registered shareholder who does not appoint themselves as proxyholder then you may attend the Meeting as a guest, but you will not be able to vote or to ask questions at the Meeting.
You will be able to participate in the Meeting using an internet-connected device such as a laptop, computer, tablet or mobile phone. In order to run the Meeting platform, you will need the latest version of Chrome, Safari, Edge or Firefox, that are running the most updated version of the applicable software plugins and that meet the minimum system requirements. Please note that the virtual meeting platform is not supported on Internet Explorer.
The steps you need to follow to access the Meeting depend on whether you are a registered or non-registered shareholder, and whether you are seeking to appoint a proxyholder to attend and vote on your behalf at the Meeting (including a non-registered shareholder wishing to appoint themselves as proxyholder).
	Required steps & information	Accessing the Meeting
Registered shareholders
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If you intend to vote at the Meeting, you will need the control number located on the form of proxy or in the email notification you received. This is your Username for purposes of accessing the Meeting.

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You do not need to appoint yourself as a proxyholder.

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Log in online at https://meetings.lumiconnect.com/400-541-772-335 well in advance of the Meeting start time; and

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Click “I have a login” and then enter your Username. For registered shareholders, this will be the control number on your form of proxy.

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Enter the password “kinross2026” (case sensitive).

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Follow the instructions to vote when prompted.

Non-registered shareholders
•
If you wish to vote and ask questions at the Meeting, you must validly appoint yourself as proxyholder by completing both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholders as my proxy?” above. These steps must be completed prior to the Proxy Deadline. Step 1 must be completed sufficiently in advance of the Proxy Deadline for your Intermediary to act on your instructions. You may then access the Meeting using the steps for proxyholders outlined below.

•
Non-registered shareholders who have not duly appointed themselves as proxyholder can log in to the Meeting as guests. Guests can listen to the Meeting, but they cannot vote or ask questions.

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	Required steps & information	Accessing the Meeting
Proxyholders
•
Computershare will provide each validly appointed proxyholder with a Username by e-mail after the Proxy Deadline has passed. This Username is different than the control number provided on your form of proxy or voting instruction form.

•
This new Username will only be provided by Computershare to proxyholders who are appointed by a shareholder that has completed both Step 1 and Step 2 as described under the subheading “Can I appoint someone other than the named proxyholders as my proxy?” above.

•
Failure by a shareholder to complete both Step 1 and Step 2 will mean that your proxyholder will not receive a Username and will not be able to attend and vote on your behalf at the Meeting.

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Log in online at https://meetings.lumiconnect.com/400-541-772-335 well in advance of the Meeting start time; and

•
Click “I have a login” and then enter your Username. For proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, this will be the Username provided by Computershare.

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Enter the password “kinross2026” (case sensitive).

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Follow the instructions to vote when prompted.

Guests
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Log in online at https://meetings.lumiconnect.com/400-541-772-335 well in advance of the Meeting start time.

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Click “Guest” and then complete the online form which will ask some simple questions such as your name.

All shareholders, proxyholders and guests wishing to attend the Meeting should allow ample time (at least 15 minutes) to check into the Meeting online and complete the related procedure before the Meeting start time.
If you are a registered shareholder and you have voted in advance or appointed another person as your proxyholder, please note that if you attend the Meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. In this case, you will have the opportunity to vote during the Meeting by following the instructions provided. If you wish to attend the Meeting but you do not wish to revoke your previously provided proxies and voting instructions then do not accept the terms and conditions and you may then attend the Meeting as a guest. Guests can listen to the Meeting, but they cannot vote or ask questions.
If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting for any reason.
Accessing the Meeting on a dial-in, listen-only mode
Shareholders and guests from the United States and Canada may also access the Meeting on a ‘listen-only’ mode by dialing into the Meeting using their telephone. Shareholders and guests who dial-in using their telephone will only be able to listen to the proceedings of the Meeting and will not otherwise be able to vote, ask questions or view any visual presentations made at the Meeting.
To access the Meeting on a listen-only mode from the United States and Canada, please call the toll-free number: 1-800-990-2777, conference ID: 42038.
How can I ask questions during the Meeting?
Kinross believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s meeting virtually. It is anticipated that registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) will have substantially the same opportunity to participate and ask questions as at an in-person shareholders meeting.
Upon registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholder) logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior
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to the Meeting and will continue to have the opportunity to submit questions during the Meeting. Questions may be sent to the Chair of the Meeting using the online Q&A tool on the Meeting portal.
To ask a question, please follow the steps outlined below:
1.    Click or tap on the  icon and then press the  icon to type your question
2.    Compose your question and then press the send icon   to deliver your question to the Chair
3.
Once you have pressed the send icon in step 2, confirmation that your question has been received by the Chair will appear

Questions received from shareholders or proxyholders which relate to the business of the Meeting are expected to be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company as they would be at a shareholders meeting that was being held in person. Questions directly related to a particular motion will be addressed once that motion has been introduced and general questions will be addressed after the formal business has been completed.
We will only answer questions of interest to all shareholders during the Meeting. Questions that are: irrelevant to the business and affairs of Kinross or the business of the Meeting; related to material non-public information of Kinross; related to personal grievances or in furtherance of personal interests; derogatory or otherwise in bad taste; repetitive of those made by another shareholder or duly appointed proxyholder; or out of order or not otherwise appropriate, will not be accepted, all as determined by the Chair of the Meeting.
As at any in-person meeting, it is possible that time constraints will render us unable to respond to all questions during the Meeting. To ensure fairness for all attendees, the Chair of the Meeting will determine the amount of time allocated to each question and will have the right to limit or consolidate questions.
What do I do if I have difficulties accessing the Meeting?
Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/lumi-platform/faqs prior to the Meeting.
If shareholders (or their proxyholders) encounter any difficulties accessing the Meeting, they may attend the Meeting by clicking “Guest” and completing the online form. The virtual platform is fully supported across internet browsers, except Internet Explorer, and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed by emailing support-ca@lumiglobal.com.
If you are accessing the Meeting you must remain connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Therefore, even if you currently plan to access the Meeting and vote during the live webcast, you should consider voting your shares in advance or by proxy so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting.
CHANGING YOUR VOTE
If you are a non-registered shareholder, you can revoke your prior voting instructions or appointment by providing new instructions at a later time online at www.proxyvote.com, by telephone or on a voting instruction form or form of proxy with a later date, in each case in accordance with the instructions on your voting instruction form or form of proxy, provided that your new instructions or appointment are received by your Intermediary in sufficient time for your Intermediary to act on them. In order to be effective, your new voting instructions or appointment must be received by Computershare before 10:00 a.m. (Toronto time) on April 28, 2026, or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or applicable holidays in Ontario) prior to the reconvened meeting. Instructions received after such deadline but
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before the Meeting may only be effective to revoke any prior instructions or appointment. Otherwise, contact your Intermediary if you want to revoke your prior voting instructions or appointment.
If you are a registered shareholder:
•
You may revoke any prior proxy by providing new voting instructions online or by phone or by signing and returning a new form of proxy with a later date, in each case in accordance with the instructions on your form of proxy. However, for your new voting instructions or appointment to be effective they must be received by Computershare no later than 10:00 a.m. (Toronto time) on April 28, 2026, or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or applicable holidays in Ontario) prior to the reconvened meeting.

•
You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Attention: Corporate Secretary) or at the offices of Computershare (320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 Attention: Proxy Department) at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment of the Meeting.

•
Your proxy may also be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by you or by your attorney who has your written authorization.

•
You are reminded that if you attend the Meeting and accept the terms and conditions you will be deemed to have revoked all prior proxies and voting instruction for all matters. You will then have an opportunity to vote online at the Meeting. If you do not wish to revoke your prior proxy, please do not accept the terms and conditions and attend as a guest.

Kinross reserves the right to accept late proxies, voting instructions and appointments and to waive the Proxy Deadline with or without notice, but is under no obligation to accept or reject any particular late proxy, voting instruction or appointment.
HOW YOUR PROXYHOLDER WILL VOTE
Your form of proxy or voting instruction form provides that your proxyholder must vote (or withhold from voting) your Common Shares according to the instructions that you provide on your proxy form or voting instruction form. If you do not specify how you want your shares voted, your proxyholder can vote your Common Shares as he or she determines.
If you have validly voted in advance and appointed one of the named proxyholders as your proxyholder and you do not specify how you want to vote, the named proxyholder will vote your Common Shares as follows:
•
for the election as directors of Kinross, the proposed nominees set forth in this Circular

•
for the appointment of KPMG LLP as Auditors and authorization of the directors to fix their remuneration

•
for the advisory resolution on the Company’s approach to executive compensation

The form of proxy gives discretionary authority to your proxyholder vote as they see fit with respect to any amendments or variations to the matters identified in the Notice of meeting or other matters that may properly come before the Meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the Meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.
ABOUT PROXY SOLICITATION
Proxies are being solicited in connection with this circular by the management of the Company.   The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.
Kinross has retained Kingsdale Advisors to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Company. Part of the services included under the global retainer is the solicitation of proxies in connection with the Meeting. Costs associated with the solicitation will be borne by the Company and are not otherwise expected to be material.
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REQUIRED QUORUM FOR THE MEETING
A quorum for the Meeting shall be two persons present and holding or representing by proxy not less than 25% of the total number of issued and outstanding Common Shares having voting rights at the Meeting.
No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.
SHAREHOLDER QUESTIONS AND ASSISTANCE WITH VOTING
If you have any questions relating to the Meeting or how to cast your vote, please contact Kinross’ strategic advisor, Kingsdale Advisors, by telephone at 1-866-851-3217 toll free in North America or 1-437-561-5016 outside of North America (call and text enabled) or by email at contactus@kingsdaleadvisors.com.
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Business of the Meeting
Your vote is important to us. Our goal is to secure the largest possible representation of Kinross shareholders at our 2026 Annual Meeting of Shareholders. Kinross shareholders are encouraged to vote in favour of the items detailed in this section of the Circular.

Support the election of each Director nominee	Support the “Say on Pay” resolution on executive compensation
Kinross’ Director nominees bring a broad range of skills, experiences and expertise to Kinross’ Board of Directors and reflect our ongoing commitment to excellence in corporate governance.	Kinross’ executive compensation program is designed to strongly align pay with Company performance and the long-term interests of shareholders:

Highlights include:
▶
9 Directors with operations and projects expertise within the mining or extractive industry

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40% of Director nominees meet one or more diversity characteristics

▶
Board met independent of management at 100% of Board and committee meetings in 2025

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85% of CEO total direct compensation is “at risk” and tied to Company performance

▶
Equity makes up at least 50% of SLT total direct compensation with 55% of that equity in the form of Restricted Performance Share Units

▶
Short-term incentive compensation is linked to key operational and strategic objectives, as well as total shareholder returns

Appoint the auditors
The Board of Directors of Kinross recommends that it is in the best interests of Kinross and its shareholders to vote in support of the continued retention of KPMG as independent auditors to Kinross.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
BUSINESS OF THE MEETING
ITEMS OF BUSINESS
As set out in the Notice of meeting, at the Meeting, shareholders of Kinross will be asked to consider the following matters and vote on them as required:
1.
Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2025 and the report of the Auditors on the financial statements will be received.
2.
Election of directors

The Company’s board of directors (the Board) currently comprises eleven directors. Mr. Dyte, a Director since November 8, 2017, is retiring from the Board and will not be standing for reelection at the Meeting. Shareholders will be asked to elect ten directors at the Meeting, subject to Kinross’ majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board of Directors of Kinross recommends that the shareholders of the Company vote FOR the election as Directors, the nominees whose names are set forth in this Management Information Circular.

The named proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the election of each of the nominees whose names are set forth starting on page 27, unless the shareholder who has given such proxy has directed that the Shares be withheld from voting in the election of any director.
Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the named proxyholders, if named as proxy, reserves the right to vote for another nominee in their discretion.
Majority voting policy
The board’s long-standing majority voting policy for the election of directors is part of the consolidated Corporate Governance Guidelines and was most recently amended in February 2025. The Corporate Governance Guidelines are available for review on the Company’s website at www.kinross.com. The policy provides that in an uncontested election, any nominee for director who does not receive a majority of votes for their election of votes cast with respect to their election will immediately tender their resignation for consideration by the Corporate Governance and Nominating Committee (CGNC). The CGNC (excluding those who received a majority withheld vote in the election) will review the matter and make a recommendation to the board whether to accept the director’s resignation. Board members who received a majority “for” vote shall consider the recommendation (if there are fewer than three such directors, the board will consider the appropriate actions to be taken), and the resignation will be effective when accepted by the board. The board will accept the resignation absent exceptional circumstances. The director who has tendered their resignation pursuant to the majority voting policy will not participate in any deliberations of the CGNC or the board regarding the resignation. The board shall make its decision within 90 days of the date of the applicable shareholders’ meeting and shall promptly issue a news release with the board’s decision and provide a copy to each of the TSX and NYSE. If the board determines not to accept a resignation, the news release will fully state the reasons for that decision.
Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 26.
3.
Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP (KPMG) of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the Company. It is also proposed that the remuneration to be paid to the Auditors of Kinross be fixed by the Board. This resolution must be approved by a majority of the votes cast by shareholders present at the Meeting in person or by proxy.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
For the fiscal years ended December 31, 2025 and December 31, 2024, KPMG and its affiliates were paid the following fees by Kinross:
	2025 C$1,3	% of Total Fees2	2024 C$1,3	% of Total Fees2
Audit Fees:
General	5,572,000	87%	5,768,000	90%
Securities matters	—	—	75,000	1%
Total Audit Fees	5,572,000	87%	5,843,000	91%
Audit-Related Fees:
Translation services	156,000	3%	153,000	2%
Other	42,000	0%	42,000	1%
Total Audit-Related Fees	198,000	3%	195,000	3%
Tax Fees:
Automation services	75,000	1%	30,000	0%
Total Tax Fees	75,000	1%	30,000	0%
All Other Fees:
Sustainability assurance	454,000	7%	289,000	4%
Other Assurance4	145,000	2%	33,000	1%
Other	—	—	54,000	1%
Total All Other Fees	599,000	9%	376,000	6%
Total Fees	6,444,000	100%	6,444,000	100%

1.
All amounts are rounded to the nearest C$1,000.

2.
All percentages are rounded to the nearest whole percent.

3.
Fee information includes out-of-pocket costs (including reimbursed costs, technology and support charges or administrative charges) incurred in connection with providing the professional services.

4.
Other Assurance includes fees related to the assurance work for the Company’s reports on World Gold Council standards.

The Board of Directors of Kinross recommends that the shareholders of the Company vote FOR the appointment of KPMG LLP of Toronto, Ontario as auditors of the Company and that the Board be authorized to fix their remuneration.

The named proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross and that the Board be authorized to fix their remuneration, unless the shareholder who has given such proxy has directed in the proxy that the Shares be withheld from voting in the appointment of Auditors.
At the 2025 annual meeting of shareholders, 92.47% (866,323,042) of votes cast were for the appointment of KPMG and authorizing the Board to fix their remuneration and 7.53% (70,501,357) of votes were withheld from the motion. Additional details of the Audit and Risk Committee’s (ARC) evaluation of the Company’s Auditors are provided on page 129.
4.
Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of the Company, including its shareholders. Detailed disclosure of our executive compensation program is provided under “Executive compensation discussion and analysis” starting on page 57.
The board has a long-standing policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This policy is now part of the consolidated Corporate Governance Guidelines which were last updated in February 2025. This shareholder vote forms an important
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 58 under the heading “Shareholder engagement and say on pay”.
At the Meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2026 annual meeting of shareholders of the Company.”
Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources and Compensation Committee (HRCC) will take into account the results of the vote when considering future executive compensation arrangements.

The Board of Directors of Kinross recommends that the shareholders of the Company vote FOR the advisory resolution on the approach to executive compensation disclosed in this Management Information Circular.

The named proxyholders, if named as proxy, intend to vote the Common Shares represented by any such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder who has given such proxy has directed that the Shares be voted against it.
At the 2025 annual meeting of shareholders, 93.69% (822,213,730) of votes cast were for and 6.31% (55,374,903) of votes were cast against the advisory resolution on our approach to executive compensation.
OTHER BUSINESS
Management does not intend to introduce any other business at the Meeting and is not aware of any amendments to the matters to be considered at the Meeting. If other business or amendments to the matters to be considered at the Meeting are properly brought before the Meeting, Common Shares represented by proxies appointing the named proxyholders as proxyholder will be voted in accordance with their best judgement.
2027 SHAREHOLDER PROPOSALS
The Business Corporations Act (Ontario) (OBCA) permits certain eligible shareholders to submit shareholder proposals to the Company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders in 2027 is March 9, 2027.
SHAREHOLDER NOMINATIONS FOR DIRECTORS
Shareholders may at any time submit to the Board the names of individuals for consideration as directors. The CGNC will consider such submissions when assessing the diversity, skills and experience required on the Board to enhance overall board composition and oversight capabilities and making recommendations for individuals to be nominated for election as directors.
Holders of shares representing in the aggregate not less than 5% of Kinross’ outstanding shares may nominate individuals to serve as directors and have their nominations included in Kinross’ proxy circular for its annual meeting by submitting a shareholder proposal in compliance with and subject to the provisions of the OBCA. No such shareholder proposal was received this year.
ADVANCE NOTICE REQUIREMENTS
The Company’s by-laws contain an advance notice requirement for director nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary of the Company and include the information set out in the Company’s by-laws. The Notice must be made not less than 30 days prior to the date of an annual meeting of shareholders. A copy of the by-laws of the Company is available through the Kinross website at www.kinross.com/about/governance.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Directors
Our Board of Directors comprises experienced individuals who bring a broad and diverse range of perspectives, skills, knowledge and expertise.
Shareholders are being asked to re-elect the continuing Directors. The proposed Board will have 40% representation from designated diversity groups.

Share ownership requirements	Proactive board refresh program
Directors are subject to share ownership requirements and, as applicable, all Directors currently meet those requirements.	Our Board refresh program has added seven new Directors since 2019.

Mandatory term limits	Committed to gender diversity
Director service limits policy restricts the term to 10 years, with the possibility of one five-year extension for a total term not exceeding 15 years.	The 2026 Board will be comprised of 30% independent female Directors.

In This Section:
Highlights: Board attributes, 2025 Board
activity highlights	26
About the nominated Directors	26
Directors’ skills and experience	40
Director compensation	40
Board committee reports	44

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
DIRECTORS
BOARD ATTRIBUTES:
•
3 of 10 (30%) nominees for election at the Meeting are women

•
10 of 11 (91%) incumbent directors are independent, and 9 of 10 (90%) nominees for election at the Meeting are independent

•
The Board nominees include one director who is a member of the Indigenous Peoples and one director who belongs to a visible minority group

•
The Board and all board committees met independent of management at all of the Meetings in 2025, including at regularly scheduled and special meetings

•
The Chair of the Audit and Risk Committee is a financial expert

•
Annually, the Board evaluates itself, as a whole, and conducts a peer review of individual directors

•
The Board has adopted, and adheres to, comprehensive Corporate Governance Guidelines

•
There are currently no public company interlocking directorships as none of the directors serve together as directors or trustees of any other public entity

2025 BOARD ACTIVITY HIGHLIGHTS:
•
Considered and adopted a strategic business plan proposed by management

•
Considered possible strategic initiatives for the Company

•
Appointed a new independent Chair

•
Approved an increase to the quarterly dividend

•
Approved the share buyback program

•
Approved the early redemption of the Company’s 2027 Senior Notes

•
Received updates and reviewed issues relating to the Company’s material properties

ABOUT THE NOMINATED DIRECTORS
The following tables set forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each nominee on an individual basis. Unless authority is withheld, the named proxyholder, if named as proxy, intends to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is as of December 31, 2025. (Footnotes pertaining to the director nominees are on page 38).
Each of the following nominees other than Ms. Candace MacGibbon were elected as directors at Kinross’ 2025 annual meeting of shareholders and are being proposed for re-election at the Meeting.
Ms. MacGibbon was appointed to the Board effective November 4, 2025, and is, for the first time, being proposed for election by shareholders at the Meeting.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GEORGE V. ALBINO (67) Independent
Dr. Albino has over 46 years of experience in the mining and finance industries, spending 18 years as a geologist in mining, academic and government industries, focused on precious metals, base metals and diamonds. He later spent 19 years in the finance industry as a highly ranked sell-side mining analyst, focused primarily on gold stocks. Dr. Albino served as Director of Eldorado Gold Corporation from 2016-2022, including as Chair of the Board from 2018-2021. He was also a board member of Orla Mining Ltd. from 2017-2022.
Dr. Albino holds a Ph.D. in Economic Geology and Geochemistry from the University of Western Ontario, a Master of Science degree in Economic Geology from Colorado State University, and a Bachelor of Science degree in Geological Engineering from Queens University.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	871,979,303	99.36%
Withheld	5,609,336	0.64%
Public board and committee memberships: none
2025 board and committee membership	Attendance
Board of Directors	5 of 5 (100%)
CRTC	5 of 5 (100%)
CGNC1	N/A
Securities held
Year	2025	2024	Change
Common shares (#)	7,513	nil	7,513
DSUs (#)	11,669	nil	11,669
Total common shares and DSUs (#)	19,182	nil	19,182
Total at-risk value of common shares and DSUs at book value (C$)2	378,793	nil	378,793
Total at-risk value of common shares and DSUs at market value (C$)2	741,576	nil	741,576
Meets share ownership requirement3	N/A

George Albino Telluride, Colorado, USA
Director since January 1, 2025
Skill/area of experience4 • Operations and Projects • Finance • Governance • M&A

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GLENN A. IVES (65) Independent
Mr. Ives is a corporate director and has held various leadership positions with Deloitte Canada including as an audit specialist in the mining sector during his tenure with them from 1999 to 2020. He served as Deloitte’s mining leader for North and South America from 2007 to March 2020. He was Executive Chair from 2010 to 2018 and Vice Chair from 2006 to 2010. He served as an Audit Partner from 1999 to 2010. Prior to joining Deloitte, from 1993 to 1999, Mr. Ives was CFO and Director of Vengold Inc. and from 1988 to 1993 he was with TVX Gold Inc. as Vice-President of Finance. Mr. Ives also served as a Director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives was an audit manager with Coopers & Lybrand from 1985 to 1988.
Mr. Ives is currently the Chair of the St. Paul’s Hospital Foundation (Vancouver). Mr. Ives is also a Board member, Treasurer and Finance Committee Chair with West Vancouver United Church and serves as a Board member for Bard on the Beach, a professional Shakespeare festival in Western Canada. He also served as a Board member on the Princess Margaret Cancer Foundation from 2010 to 2019 (Chair from 2016 to 2018). Mr. Ives holds a Bachelor of Mathematics (Honours) from the University of Waterloo and is a Fellow of the Chartered Professional Accountants of British Columbia and a member of Chartered Professional Accountants of Ontario.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	865,501,652	98.62%
Withheld	12,086,987	1.38%
2025 board and committee membership	Attendance
Board of Directors	5 of 5 (100%)
ARC	4 of 4 (100%)
HRCC	6 of 6 (100%)
Public board memberships	Board committee memberships
Wheaton Precious Metals	Human resources
NervGen Pharma Corp.5	Finance (Chair)
Securities held
Year	2025	2024	Change
Common shares (#)6	50,000	70,000	(20,000)
DSUs (#)	115,911	107,698	8,213
Total common shares and DSUs (#)	165,911	177,698	(11,787)
Total at-risk value of common shares and DSUs at book value (C$)2	1,615,459	1,337,045	278,414
Total at-risk value of common shares and DSUs at market value (C$)2	6,414,119	2,372,268	4,041,851
Meets share ownership requirement7	Yes — 764%

Glenn A. Ives Vancouver, British Columbia, Canada
Director since May 6, 2020
Skill/area of experience4 • Operations and Projects • Finance • Human Resources • Governance • Sustainability • M&A • Government Relations/ Regulatory • Technology

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
AVE G. LETHBRIDGE (64) Independent
Ms. Lethbridge is a corporate director in the mining, steel and industrial sector with over 35 years of experience in the energy, utilities, gas and telecommunications industries. She previously served for more than 19 years as a senior executive, including as Executive Vice-President and Chief Human Resources and Safety Officer at Toronto Hydro prior to her retirement at the end of 2021. She has led portfolios across business transformation and strategic projects; talent, succession and culture; environment, sustainability, health and safety; business continuity and labour relations, and has extensive experience in restructuring, enterprise risk and crisis management, technology change, regulatory compliance and corporate governance.
Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, with included international consulting experience in the U.S., China and Mexico. She has completed the Directors’ Education Program from the Institute of Corporate Directors at the University of Toronto’s Rotman School of Management and currently holds the ICD.D designation. She is a Certified Human Resource Executive (CHRE) with HRPA and holds a Climate & Biodiversity Certificate and Designation (CCB.D) from Competent Boards. In 2021, she was the recipient of the Lifetime Achievement award from the Ontario Energy Association.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	844,857,990	96.27%
Withheld	32,730,649	3.73%
2025 board and committee membership	Attendance
Board of Directors	5 of 5 (100%)
CGNC	5 of 5 (100%)
HRCC	6 of 6 (100%)
Public board memberships	Board committee memberships
Toromont Industries Ltd.	Environmental, social and governance; Human resources and health & safety
Algoma Steel Inc.8	Human resources and compensation; Operational and capital projects
Securities held
Year	2025	2024	Change
Common shares (#)	nil	nil	nil
DSUs (#)	355,394	343,796	11,598
Total common shares and DSUs (#)	355,394	343,796	11,598
Total at-risk value of common shares and DSUs at book value (C$)2	2,300,372	2,006,608	293,764
Total at-risk value of common shares and DSUs at market value (C$)2	13,739,532	4,589,677	9,149,855
Meets share ownership requirement7	Yes — 1636%

Ave G. Lethbridge Toronto, Ontario, Canada
Director since May 6, 2015
Skill/area of experience4 • Operations and Projects • Human Resources • Governance • Sustainability • Government Relations/ Regulatory • Health & Safety • Technology

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
MICHAEL A. LEWIS (63) Independent
Mr. Lewis is a corporate director with over 36 years of experience in electric utility operations. He was most recently Senior Vice President, Electric Operations and Interim President of Pacific Gas and Electric Company (PG&E), an American electric utility company, a position he held from July 2020 until his retirement in December 2020. From 2018 to 2020 he served as PG&E’s Vice President of Electric Distribution and Senior Vice President of Electric Operations. Prior to joining PG&E, from 1986 to 2018, Mr. Lewis held various senior leadership positions with Duke Energy Corporation and its predecessors. He started his career in 1986 with Florida Power, working in the field as an electrical engineer, and progressing steadily through the ranks to hold various supervisory and managerial positions until 2000. From 2000 to 2008, he was Vice President at Florida Power and Progress Energy, overseeing a range of functional responsibilities. Between 2008 and 2018, he held the position of Senior Vice President at both Progress Energy and Duke Energy.
Mr. Lewis has previously held volunteer positions with or served as a member of the boards of The United Way of Central Carolinas, the Florida International Museum, the California Governor’s Earthquake Advisory Commission and the Bay Area Chapter of the American Red Cross. Mr. Lewis holds a Bachelor of Science Degree in Electrical Engineering from the University of Florida and an MBA from Nova Southeastern University. He has also attended the Advanced Management Program at Duke University and an Executive Management Program at The Wharton School, University of Pennsylvania.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	839,174,118	95.62%
Withheld	38,414,520	4.38%
2025 board and committee membership	Attendance
Board of Directors	5 of 5 (100%)
CGNC	5 of 5 (100%)
CRTC	5 of 5 (100%)
Public board memberships	Board committee memberships
Portland General Electric	Finance (Chair); Compensation
NewPark Resources Inc.	Audit; Compensation; ESG/Governance (Chair)
Securities held
Year	2025	2024	Change
Common shares (#)	2,000	nil	2,000
DSUs (#)	34,363	28,064	6,299
Total common shares and DSUs (#)	36,363	28,064	8,299
Total at-risk value of common shares and DSUs at book value (C$)2	442,603	250,219	192,384
Total at-risk value of common shares and DSUs at market value (C$)2	1,405,794	374,654	1,031,140
Meets share ownership requirement7	Yes — 167%

Michael A. Lewis Bethesda, Maryland, USA
Director since May 10, 2023
Skill/area of experience4 • Operations and Projects • Human Resources • Governance • Sustainability • Health & Safety

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
ELIZABETH D. McGREGOR (49) Independent
Ms. McGregor is a corporate director and was most recently the Executive Vice-President and Chief Financial Officer of Tahoe Resources Inc., a position she held from August 2016 until her retirement in February 2019. Prior to that, she held the position of Vice-President and Treasurer from October 2013 to August 2016. From April 2007 to October 2013, Ms. McGregor held progressively senior positions in Goldcorp Inc.; from April 2007 to December 2008 as Director of Risk, and from January 2009 to October 2010 as Administration Manager at the Peñasquito mine providing financial and management oversight to the $1.6 billion construction project in Mexico. From November 2010 to October 2013, as Director, Project Finance and Cost Control, she provided financial oversight for construction projects totaling $7 billion.
Ms. McGregor holds a Bachelor of Arts (Honours) degree in Sociology from Queen’s University in Kingston, Ontario and is a Canadian Chartered Professional Accountant (CPA, CA).
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	874,253,046	99.62%
Withheld	3,335,593	0.38%
2025 board and committee membership	Attendance
Board of Directors	5 of 5 (100%)
ARC	4 of 4 (100%)
CRTC	5 of 5 (100%)
Public board memberships	Board committee memberships
Orla Mining Ltd.	Audit (Chair); Compensation
Versamet Royalties Corporation	Audit (Chair); Compensation
Securities held
Year	2025	2024	Change
Common shares (#)	224	nil	224
DSUs (#)	141,039	133,888	7,151
Total common shares and DSUs (#)	141,263	133,888	7,375
Total at-risk value of common shares and DSUs at book value (C$)2	1,190,492	999,896	190,596
Total at-risk value of common shares and DSUs at market value (C$)2	5,461,228	1,787,405	3,673,823
Meets share ownership requirement7	Yes — 650%

Elizabeth D. McGregor Vancouver, British Columbia, Canada
Director since November 6, 2019
Skill/area of experience4 • Operations and Projects • Finance • Human Resources • Governance • M&A • Technology

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KELLY J. OSBORNE (69) Independent
Mr. Osborne is a corporate director and was most recently, until his retirement in June 2022, the CEO of Twin Metals Minnesota, a wholly-owned subsidiary of Antofagasta plc. He was appointed the Independent Chair of the company on May 7, 2025. Previously, he was the President and Chief Executive Officer and a Director of Duluth Metals where he also held the position of Chief Operating Officer from July 2012 to April 2014 and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly owned subsidiary of Duluth Metals, from July 2014 to January 2015. From 2004 to 2012, he held various progressive leadership positions with Freeport McMoRan Copper & Gold, Indonesia, starting as Manager, Underground Development, from 2004 to 2006; Vice President, Underground Operations, from 2006 to 2010 and finally as Senior Vice President, Underground Mines, from 2010 to 2012. From October 2002 to August 2004, he served as the area manager for Vulcan Materials Company, a leading producer of construction materials in the United States.
Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	834,518,595	95.09
Withheld	43,070,043	4.91
2025 board and committee membership9	Attendance
Board of Directors	5 of 5 (100%)
CRTC	2 of 2 (100%)
CGNC	3 of 3 (100%)
HRCC	3 of 3 (100%)
Public board and committee memberships: none
Securities held
Year	2025	2024	Change
Common shares (#)	nil	nil	nil
DSUs (#)	463,525	451,803	11,722
Total common shares and DSUs (#)	463,525	451,803	11,722
Total at-risk value of common shares and DSUs at book value (C$)2	3,043,193	2,732,934	310,259
Total at-risk value of common shares and DSUs at market value (C$)2	17,919,877	6,031,570	11,888,307
Meets share ownership requirement7	Yes — 2133%

Kelly J. Osborne Horseshoe Bay, Texas, USA
Director since May 6, 2015
Skill/area of experience4 • Operations and Projects • Human Resources • Governance • Sustainability • M&A • Government Relations/ Regulatory • Health & Safety

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GEORGE N. PASPALAS (63) Independent
Mr. Paspalas is a corporate director and was previously the President & Chief Executive Officer and a board director of MAG Silver Corp., a Canadian silver producer and exploration company, a position he held from 2013 to 2025. Prior to that, from August 2011 to June 2013, he was the President & Chief Executive Officer and a board director of Aurizon Mine Ltd., a Canadian gold mining company. Between June 2007 and December 2011, he held the position of Senior Vice President, Operations & Chief Operating Officer at Silver Standard Resources Inc. (now SSR Mining Inc.), a Canadian gold and silver mining company. For a brief period in 2007, he also held the position of President & Chief Operating Officer at Sargold Resources Corp. From 1988 to 2006, he held various progressive leadership positions with Placer Dome Inc., finally holding the position of Senior Vice President, Projects and Technical Development from October 2004 to April 2006. Between 1985 and 1988, Mr. Paspalas worked as a Production Engineer at Worsley Alumina, a bauxite mining company based in Western Australia.
Mr. Paspalas has also served on the boards of Pretivm Resources Inc. from 2013 — 2022 and Sardinia Gold Mining SpA (a private company) from 2006 to 2007.
Mr. Paspalas holds a B.Eng. (Hons), Chemical, from the University of New South Wales and has completed the Advanced Management Program from INSEAD.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	871,831,842	99.34%
Withheld	5,756,796	0.66%
2025 board and committee membership	Attendance
Board of Directors	5 of 5 (100%)
CRTC	5 of 5 (100%)
HRCC	6 of 6 (100%)
Public board memberships10	Board committee memberships
Mag Silver Corp.	none
Endeavour Silver Corp.	none
Securities held
Year	2025	2024	Change
Common shares (#)	7,000	5,000	2,000
DSUs (#)	37,264	27,479	9,785
Total common shares and DSUs (#)	44,264	32,479	11,785
Total at-risk value of common shares and DSUs at book value (C$)2	662,931	375,183	287,748
Total at-risk value of common shares and DSUs at market value (C$)2	1,711,246	433,595	1,277,651
Meets share ownership requirement7	Yes — 204%

George N. Paspalas Vancouver, British Columbia, Canada
Director since January 1, 2024
Skill/area of experience4 • Operations and Projects • Human Resources • Governance • Sustainability • M&A • Health & Safety

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
J. PAUL ROLLINSON (64) Chief Executive Officer Not Independent
Paul Rollinson was appointed to the Kinross board and as Chief Executive Officer on August 1, 2012. He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.
Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital (Scotia) where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1998 to June 2001, he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours Bachelor of Science Degree in Geology from Laurentian University and a Master of Engineering in Mining from McGill University.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	872,283,204	99.40%
Withheld	5,305,435	0.60%
2025 board and committee membership11	Attendance
Board of Directors	5 of 5 (100%)
Public board memberships12	Board committee memberships
Sylvamo Corporation	Management development and compensation
Securities held
Year	2025	2024	Change
Common shares (#)	1,803,987	1,687,561	116,426
RSUs (#)	1,534,572	1,989,973	(455,401)
Total common shares and RSUs (#)	3,338,559	3,677,534	(338,975)
Total at-risk value of common shares and RSUs at book value (C$)2, 13	24,752,742	22,488,201	2,264,541
Total at-risk value of common shares at market value (C$)2	69,742,137	22,528,939	47,213,198
Total at-risk value of RSUs at market value (C$)2, 13	59,326,554	26,566,140	32,760,414
Total at-risk value of common shares and RSUs at market value (C$)2, 13	129,068,691	49,095,079	79,973,612
Meets share ownership requirement7	Yes — 1169%

J. Paul Rollinson Toronto, Ontario, Canada
Director since August 1, 2012
Skill/area of experience4 • Operations and Projects • Finance • Human Resources • Governance • Sustainability • M&A • Government Relations/ Regulatory • Health & Safety • Technology

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DAVID A. SCOTT (64) Independent
Mr. Scott is a corporate director and was most recently the lead director on the Board of Maverix Metals Inc., until its acquisition by Triple Flag Precious Metals Corp. in January 2023. Previously, he was Vice Chairman and Managing Director, Mining Global Investment Banking at CIBC Capital Markets, until his retirement in May 2019. Mr. Scott joined CIBC in 1999 and held progressively senior positions leading to his role as Vice-Chairman. During his 20 year career with CIBC, Mr. Scott played an active role in the majority of significant mining related mergers and acquisitions and equity financing transactions completed in Canada. Prior to joining CIBC, Mr. Scott was Managing Director of the Global Mining Group at RBC Dominion Securities Inc. from 1996 to 1999, Managing Director and Head of the Mining Group at Richardson Greenshields of Canada Ltd. from 1992 to 1996, held progressive positions ending with Head of the Mining Group at Levesque Beaubien Geoffrion Inc. and prior to that, worked as a geologist with the Noranda Group.
Mr. Scott was a member of the Mining Association of Canada’s Task Force on Sustainable Mining, helped to develop the CIM Valuation Standards for mineral properties, was a former multi-term director of the Prospectors and Developers Association of Canada and assisted with the development of the world’s first Mining MBA Program at the Schulich School of Business.
Mr. Scott holds a BASc in Geology from the University of Western Ontario.
2025 annual meeting election voting results
Vote Type	Number of shares voted	% on total number of shares voted
For	874,280,120	99.62%
Withheld	3,308,518	0.38%
2025 board and committee membership	Attendance
Board of Directors	5 of 5 (100%)
ARC	4 of 4 (100%)
CRTC	5 of 5 (100%)
Public board and committee memberships: none
Securities held
Year	2025	2024	Change
Common shares (#)	20,000	20,000	nil
DSUs (#)	186,166	177,749	8,417
Total common shares and DSUs (#)	206,166	197,749	8,417
Total at-risk value of common shares and DSUs at book value (C$)2	1,615,154	1,403,269	211,885
Total at-risk value of common shares and DSUs at market value (C$)2	7,970,378	2,639,949	5,330,429
Meets share ownership requirement7	Yes — 949%

David A. Scott Toronto, Ontario, Canada
Director since May 8, 2019
Skill/area of experience4 • Operations and Projects • Human Resources • Governance • Sustainability • M&A

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Footnotes pertaining to director nominees
1.
Mr. Albino was appointed to the corporate governance and nominating committee on November 4, 2025 and there were no meetings after that date.

2.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2025: C$38.66 and December 31, 2024: C$13.35.

3.
Mr. Albino was appointed to the board on January 1, 2025 and has until December 31, 2029 to meet his share ownership requirement. As at December 31, 2025, Mr. Albino’s eligible shareholding is at 2.65 times his annual board retainer.

4.
See “Directors’ skills and experience” on page 40 for a description of such skills/experience.

5.
Mr. Ives resigned from the NervGen Pharma Corp. board on July 3, 2025.

6.
Mr. Ives holds his shares through a wholly-owned professional corporation, Glenn Antony Ives Professional Corporation.

7.
The board has established a policy requiring each independent director to hold a minimum value of 3 times the annual board membership retainer in common shares and/or DSUs. See “Share ownership” for independent directors on page 41. For Mr. Rollinson, see “Share ownership” on page 68.

8.
Ms. Lethbridge was a director of Algoma Steel Corporation and did not stand for reelection at the AGM on June 25, 2025.

9.
Mr. Osborne attended fewer committee meetings in 2025 due to his appointment as Independent Chair on May 7, 2025. As a result, he came off of the corporate governance and nominating committee as well as the corporate responsibility and technical committee and was appointed to the human resources and compensation committee on May 7, 2025.

10.
Mr. Paspalas was a director of Mag Silver Corp. until September, 2025 and was appointed as a director of Endeavour Silver Corp. on March 2, 2026.

11.
Mr. Rollinson is not a member of any board committee; as the Chief Executive Officer, he is not an independent director.

12.
Mr. Rollinson was a director of Sylvamo Corporation and did not stand for reelection at the AGM on May 15, 2025.

13.
Includes 100% of RPSUs.

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New nominee for Director
Ms. MacGibbon is, for the first time, being proposed for election by shareholders at the meeting.
CANDACE J. MACGIBBON (51) Independent
Ms. MacGibbon is a seasoned mining executive and corporate director with over 25 years of experience in capital markets and the mining sector. She served as Chief Executive Officer and Director of INV Metals Inc., a TSX-listed company, from 2015 to 2021, where she led strategic, financial, and ESG initiatives, and served as Chief Financial Officer prior to her appointment as CEO. She previously held roles in finance and equity research with RBC Capital Markets, BMO Capital Markets, Deloitte LLP, and Inco Limited.
Ms. MacGibbon currently serves on the boards of TransAlta Corporation, contributing to their Audit, Finance and Risk Committee and the Human Resources Committee and OR Royalties, where she is a member of the Audit and Risk Committee and the Human Resources Committee. Ms. MacGibbon was also recently appointed to the Board of Directors of Canada Growth Fund  Inc. She is currently the President of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and is committed to advancing responsible resource development and clean energy innovation.
Ms. MacGibbon holds a Bachelor of Arts (BA) in Economics from Western University, a Diploma in Accounting from Wilfrid Laurier University, a Master of Arts (MA) in Counselling Psychology from Yorkville University and is a Chartered Professional Accountant, Chartered Accountant. She also holds a ICD.D from the Institute of Corporate Directors, and a Cybersecurity Certificate from Cornell University.
2025 board and committee membership1	Attendance
Board of Directors	2 of 2 (100%)
ARC	N/A
Public board memberships	Board committee memberships
OR Royalties	Audit and risk; Human resources
TransAlta Corporation	Audit, finance and risk; Human resources
Securities held
Year	2025	2024	Change
Common shares (#)	nil2	nil	nil
DSUs (#)	1,187	nil	1,187
Total common shares and DSUs (#)	1,187	nil	1,187
Total at-risk value of common shares and DSUs at book value (C$)3	45,889	nil	45,889
Total at-risk value of common shares and DSUs at market value (C$)3	45,889	nil	45,889
Meets share ownership requirement4	N/A

Candace J. MacGibbon Toronto, Ontario, Canada
Director since November 4, 2025
Skill/area of experience5 • Finance • Human Resources • Governance • Sustainability • M&A • Government Relations/ Regulatory

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Footnotes
1.
Ms. MacGibbon attended fewer meetings in 2025 due to her abridged tenure on the board and the committee she sits on. She was appointed to the board on November 4, 2025. In 2025, following her appointment to the board, there was no meeting of the audit and risk committee and only two meetings of the board.

2.
As of December 31, 2025 Ms. MacGibbon did not own any common shares of the Company but purchased 1,625 common shares as of March 5, 2026.

3.
Book value is calculated using the grant price for DSUs and RSUs and the cost at the time of purchase of common shares. Market value is calculated using the closing price of common shares as at December 31, 2025: C$38.66 and December 31, 2024: C$13.35.

4.
Ms. MacGibbon was appointed to the board on November 4, 2025 and has until November 3, 2030 to meet her share ownership requirement. As at December 31, 2025, Ms. MacGibbon’s eligible shareholding is at 0.16 times her annual board retainer.

5.
See “Directors’ skills and experience” on page 40 for a description of such skills/experience.

For a discussion regarding directors’ compensation, please refer to page 40.
The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found on page 40.
Kinross encourages continuing education for its current directors. Details regarding various continuing education events held for, or attended by, Kinross’ directors during 2025 can be found starting on page 123.
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Cease trade orders, bankruptcies, penalties or sanctions
No proposed director is, or within the ten years prior to the date hereof has:
a)
been a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity,

i.
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;

ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Committee membership and independence
The table below shows the 2025 board committee membership.
Committees
	Audit and Risk Committee	Corporate Governance and Nominating Committee	Corporate Responsibility and Technical Committee	Human Resources and Compensation Committee
George Albino		Member from November 4, 2025	✓
Kerry Dyte	✓	Chair
Glenn Ives	Chair			✓
Ave Lethbridge		✓		✓
Michael Lewis		✓	✓
Candace MacGibbon	Member from November 4, 2025
Elizabeth McGregor	✓		✓
Catherine McLeod-Seltzer				Member until May 7, 2025
Kelly Osborne		Member until May 7, 2025	Member until May 7, 2025	Member from May 7, 2025
George Paspalas			✓	Chair
David Scott	✓		Chair
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DIRECTORS’ SKILLS AND EXPERIENCE — we are in the process of approving a new skills matrix with the Board which will then need to be filled out by each member of the Board
The matrix below shows the mix of skills and experience, in areas that are important to the Company’s business, of the ten director nominees standing for election at the Meeting. The skills and experience matrix is also used to identify those skills for which the Company should recruit when making changes to its board.
Skill / area of experience	Directors with significant skills or experience
Operations and Projects — Experience as a senior leader overseeing operations for a complex business and/or overseeing the execution of major infrastructure projects within the mining or extractive industry	9
Finance — Senior financial officer of a publicly listed company or major organization or significant experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, US GAAP, and/or IFRS)	5
Human Resources — Experience in, or a strong understanding of, compensation (particularly executive compensation) and HR processes including recruitment, succession, workforce planning, and performance management	9
Governance — Significant experience as a board member of public companies and/or experience working as a lawyer	10
Sustainability — Experience overseeing, or a strong understanding of, sustainable development and operations practices, including community and indigenous relations, environment, tailings, and/or climate	8
M&A — Experience as an investment banker or a senior officer of a public company overseeing M&A strategy and/or significant experience driving and executing major M&A	8
GR/Regulatory — Experience in, or a strong understanding of, the workings of government and public policy in North America, South America, and/or West Africa; and/or experience working as a lawyer in a law firm or in-house	5
Health & Safety — Experience overseeing health & safety function, and/or educational background in health & safety, including in-depth knowledge of health & safety systems	5
Technology — Experience in information and/or operational technology, with an understanding of, and experience managing, emerging cybersecurity and technology risks, and experience leveraging technology to drive business value	4
DIRECTOR COMPENSATION
Approach
The Board retains the services of Mercer Canada Ltd. (Mercer), independent advisor to the HRCC, to complete a market review of the competitiveness of Kinross’ director compensation program. In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on page 64) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board. In completing its analysis, Mercer also reviews market trends in director compensation and detailed market data. Based on the recommendations received from Mercer, the Board effected certain changes to director compensation for 2026. The following changes to directors’ compensation were approved for 2026: (i) the Board Chair total retainer increased to C$560,000 from C$540,000; (ii) the Board member total retainer increased to C$290,000 from C$280,000; (iii) the HRCC chair retainer increased to $40,000 from $30,000; and (iv) the HRCC member retainer increased to $17,500 from $15,000.
2025 Retainers and fees
The Board has established a flat fee structure for all independent directors. For 2025, the annual board membership retainer paid to independent directors was C$280,000. Since April 1, 2012, at least 50% of the Board membership retainer is required to be paid in Deferred Share Units (DSUs). On an annual basis, an independent director can also elect to receive a greater percentage of their board membership retainer in DSUs.
In addition to the Board membership retainer, the Chairs of each of the CGNC, CRTC and HRCC received C$30,000 and the Chair of the ARC received C$50,000. Other members of the CGNC, CRTC and HRCC received C$15,000 per committee and members of the ARC received C$20,000.
The Independent Chair received an additional C$260,000 (for a total retainer of C$540,000) but did not receive any fees for being a member of the HRCC. In addition, independent directors (other than the Independent Chair) received a travel
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fee of C$2,000 per trip for travel from outside of Toronto to board/committee meetings held in 2025. The Independent Chair does not receive any travel fee. Independent directors are also entitled to reimbursement of their reasonable board-related expenses.
Mr. Rollinson, our CEO does not receive any additional compensation for serving as a director.
The following table sets out details of the flat fee structure for independent directors for 2025:
2025 fees (C$)
Board Chair	$260,000
Board member (including Board Chair1)	$280,000
Chair — Audit and Risk Committee	$50,000
Chair — Corporate Responsibility and Technical, Corporate Governance and Nominating or Human Resources and Compensation Committees	$30,000
Member (excluding the Chair) — Audit and Risk Committee	$20,000
Member (excluding the Chair) — Corporate Responsibility and Technical, Corporate Governance and Nominating or Human Resources and Compensation Committees1	$15,000

1.
Each of Ms. McLeod-Seltzer and Mr. Osborne, as Independent Chair of the Board, did not receive a separate fee for being a member of the HRCC.

Deferred share units
The main purpose of the deferred share unit plan (DSU Plan) is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the Common Shares.
A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the Board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.
DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs, if any, are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.
The number of DSUs granted to an independent director on the last day of each quarter in respect of their current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant.
At such time as an independent director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the independent director in accordance with the redemption election made by the departing director or, in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.
As CEO of the Company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see “Executive compensation discussion and analysis” starting on page 57). A summary of the compensation earned by Mr. Rollinson for 2025 is provided in the “Summary compensation table” on page 98.
Share ownership
In 2007, the Board established a policy requiring each independent director to hold a minimum value of Common Shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, which from December 31, 2013 is three times. However, new directors have five years from the date of their appointment to reach the share ownership requirement. This policy was reviewed in 2016 by Mercer and was found to be aligned to the market. These guidelines are now part of the consolidated Corporate Governance Guidelines adopted by the Board in November 2015 and most recently revised in February 2025.
In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up their holdings by fiscal year-end to meet the requirement. All directors are required
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to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met. Kinross’ Disclosure, Confidentiality and Insider Trading Policy (the Policy) prohibits directors from engaging in transactions that could reduce or limit his/her economic risk with respect to equity securities granted as compensation or held, directly or indirectly, by the director. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments. A copy of the Policy may be accessed on the Company’s website at www.kinross.com.
The following table outlines the aggregate value of the Common Shares and DSUs held by each independent director who was on the Board as of December 31, 2025 and whether they met Kinross’ independent director share ownership requirement as of that date.
Name	Eligible share holdings C$1, 2	Exceeds/ (shortfall of) share ownership requirement by C$	Required level of ownership C$	Multiple of board retainer	Met current requirement
G. Albino3	741,576	(98,424)	840,000	2.65	N/A
K. Dyte	7,681,046	6,841,046	840,000	27.43	Yes
G. Ives	6,414,119	5,574,119	840,000	22.91	Yes
A. Lethbridge	13,739,532	12,899,532	840,000	49.07	Yes
M. Lewis	1,405,794	565,794	840,000	5.02	Yes
C. MacGibbon4	45,889	(794,111)	840,000	0.16	N/A
E. McGregor	5,461,228	4,621,228	840,000	19.50	Yes
K. Osborne	17,919,877	17,079,877	840,000	64.00	Yes
G. Paspalas	1,711,246	871,246	840,000	6.11	Yes
D. Scott	7,970,378	7,130,378	840,000	28.47	Yes

1.
Greater of book or market value as at December 31, 2025. Book value was calculated using the grant price for DSUs and the cost at the time of purchase for Common Shares. Market value is calculated using the closing price of Common Shares on the TSX as at December 31, 2025: C$38.66.

2.
Market value was greater than book value for all directors as at December 31, 2025.

3.
Mr. Albino was appointed to the Board on January 1, 2025 and has until December 31, 2029 to meet his share ownership requirement.

4.
Ms. MacGibbon was appointed to the Board on November 4, 2025 and has until November 3, 2030 to meet her share ownership requirement.

As CEO of the Company, Mr. Rollinson’s share ownership requirements are described under “Share ownership” on page 68.
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Director compensation table
The following table sets out the fees earned by independent directors who served as directors during 2025 and the proportion of fees taken in the form of DSUs.1
Name	Board Membership Retainer in US$	Independent Chair Retainer in US$	Committee Chair Retainer in US$	Committee Member Fees in US$	Travel Fee in US$2	Total Fees Earned in US$3	2025 Total DSUs value vested or earned in US$4	Value of all outstanding DSUs as at Dec 31, 2025 in US$5
G. Albino	204,288	N/A	N/A	12,646	7,296	224,230	329,140	329,140
K. Dyte	204,288	N/A	21,888	14,592	7,296	248,064	217,414	5,032,913
G. Ives	204,288	N/A	36,480	32,832	7,296	280,896	231,659	3,269,425
A. Lethbridge	204,288	N/A	N/A	21,888	N/A	226,176	327,137	10,024,363
M. Lewis	204,288	N/A	N/A	21,888	5,837	232,013	177,672	969,254
C. MacGibbon6	31,778	N/A	N/A	1,702	N/A	33,480	33,480	33,480
E. McGregor	204,288	N/A	N/A	25,536	7,296	237,120	201,704	3,978,193
C. McLeod-Seltzer7	71,940	66,802	9,120	N/A	N/A	147,862	222,943	nil
K. Osborne8	204,288	122,894	N/A	9,326	2,918	339,426	330,635	13,074,342
G. Paspalas	204,288	N/A	21,888	10,944	7,296	244,416	297,718	1,051,081
D. Scott	204,288	N/A	21,888	36,480	N/A	262,656	237,413	5,251,061
TOTAL	1,942,310	189,696	111,264	187,834	45,235	2,476,339	2,606,915	43,013,252

1.
Compensation is paid in Canadian dollars and was converted to United States dollars for the purposes of this table using the December 31, 2025 exchange rate of C$1 = US$0.7296.

2.
Travel fees are paid in cash for all directors.

3.
Portion of fees taken in cash and/or DSUs:
Mr. Albino and Ms. MacGibbon — 100% of fees in DSUs
Ms. Lethbridge and Mr. Paspalas — 75% of fees in DSUs
All other directors — 50% of fees in DSUs
Fees = board membership retainer + committee chair fee + committee member fee + Independent Chair retainer (prorated for each of Candace MacGibbon, Catherine McLeod-Seltzer and Kelly Osborne).

4.
Value as at December 31, 2025 of the 2025 compensation taken as DSUs, including dividend equivalents on DSUs. Please refer to the narrative under “Deferred Share Units” on page 41 for a description of the methodology used to grant and value DSUs.

5.
Value as at December 31, 2025 of all outstanding DSUs, including dividends on DSUs. Please refer to the narrative under “Deferred Share Units” on page 41 for a description of the methodology used to grant and value DSUs.

6.
Ms. MacGibbon was appointed to the Board on November 4, 2025 and her 2025 fees were prorated.

7.
Ms. McLeod-Seltzer did not stand for re-election at the 2025 AGM and her 2025 fees were prorated.

8.
Mr. Osborne was appointed as Independent Chair on May 7, 2025 and his fees were prorated.

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BOARD COMMITTEE REPORTS
The Board discharges its responsibilities directly and through its committees. Over the years, the responsibilities of the committees have evolved to include oversight in areas of significance to various stakeholder groups. Recently, greater attention has been directed at: sustainability, climate change, the safety of tailings facilities; broader environmental and social issues; inclusion and diversity; and cybersecurity and artificial intelligence matters.
The CGNC has overall responsibility for overseeing the Company’s governance structure and corporate policies. The CGNC conducts an annual review of the Board and committee charters and a bi-annual review of the Company’s core governance policies. Where advisable, the CGNC recommends changes to the governance policies or charters of the appropriate board committee to improve oversight in emerging and key areas of governance.
The ARC is the committee primarily tasked with the responsibility of business risk oversight. The committee discharges this oversight function through quarterly risk reviews with management, provides feedback on risk assessment and management processes, and recommends necessary follow-up action. It provides ongoing advice to the Board on overall risk oversight. The Corporate Responsibility and Technical Committee (CRTC) has primary oversight of operational, environmental and social matters and receives input on risks and materiality from the ARC.
The ARC’s risk oversight mandate includes ongoing review of cybersecurity, privacy, technology, artificial intelligence, and data security risk exposures and the policies, procedures and mitigation plans in place to protect the security and integrity of Kinross’ information systems, data and related business continuity plans. The committee receives quarterly information technology (IT) and cybersecurity updates from management and conducts annual reviews of the Company’s privacy and data security risk exposures and measures taken to protect the confidentiality, integrity and availability of its management information systems and data. The ARC considers the impact of IT and cybersecurity risks on the impact of the Company’s strategy. IT security risk at Kinross is managed globally through a centralized, risk-based methodology. A dedicated team of IT security professionals manage the IT security risk processes and IT security operations. The Company provides annual cybersecurity education and training for all of its employees, contractors and the Board and additional training is provided for high-risk functions within the business. In furtherance of its oversight of privacy and data security risk mitigation measures, the ARC also receives regular updates on planned IT initiatives in collaboration with compliance and internal audit teams and receives updates on the evolving international IT regulatory framework. The Company did not experience a material cybersecurity incident in 2025.
Sustainability matters pervade all aspects of our business and the Company has a strong track record of consistent performance on these matters (the Company’s sustainability reports are available on the Company’s website at www.kinross.com). The Company’s Board is ultimately responsible for the stewardship of the business and affairs of Kinross, including oversight of sustainability matters. Ongoing sustainability oversight by the Board is discharged primarily through its four committees. Charters of each of the four committees address different facets of sustainability matters that correspond to the committee’s primary purpose and oversight function. Every year, the Board and its standing committees conduct a review of their charters and recent updates have clarified oversight responsibilities for various sustainability matters. The charters of the Board and its standing committees are available on the Company’s website at www.kinross.com or upon request to the Corporate Secretary.
A Special Committee of independent Directors was formed in Q4 2022 to oversee potential strategic transactions. The Special Committee did not meet in 2025 and its mandate concluded on March 31, 2025.
Detailed reports for each standing committee with respect to its mandate and activities for 2025 may be found in the following pages.
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BOARD COMMITTEE REPORTS
Audit and Risk Committee
Members as at December 31, 2025

Kerry D. Dyte	Glenn A. Ives (Chair)	Candace J. MacGibbon	Elizabeth D. McGregor	David A. Scott
The ARC was composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and Mr. Ives, the Chair of the committee, Ms. MacGibbon and Ms. McGregor are financial experts in accordance with the New York Stock Exchange (NYSE) standards and U.S. Securities and Exchange Commission (SEC) requirements. The ARC has a written charter setting out its responsibilities.
Generally, the ARC is responsible for overseeing:
•
the integrity of Kinross’ financial statements,

•
the independent auditors’ qualifications and independence,

•
the performance of the internal audit function, and

•
the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee:
•
reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the Company’s assets and stakeholders,

•
assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks,

•
reviews all insurance coverage, and

•
reviews disclosure respecting oversight and management of principal business and operational risks.

In carrying out its mandate, the ARC met four times in 2025, on each occasion also meeting in camera without management. The committee fulfilled its mandate by doing the following, among other things:
•
received reports from the disclosure committee Chair,

•
reviewed and recommended for approval financial statements, and management’s discussion and analysis,

•
reviewed and approved financial information contained in press releases,

•
obtained and reviewed treasury reports on cash flows, gold sales and borrowing matters,

•
reviewed and approved the 2025 internal audit plan,

•
reviewed and recommended for approval by the Board, changes to the committee’s charter,

•
met with the internal audit function with and without management being present,

•
approved audit engagements,

•
met with the external auditors with and without management being present,

•
obtained and reviewed reports from the external auditors,

•
evaluated the performance of the external auditors,

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•
recommended the compensation of the external auditors for approval by the Board,

•
met with management separately,

•
reported to the Board on financial, audit and internal control matters,

•
reviewed reports regarding Kinross’ risk management activities,

•
in conjunction with the Corporate Responsibility and Technical Committee, received updates from management on operational aspects pertaining to environment, social and corporate responsibility that could impact the organizational risk assessment,

•
received updates on material claims (actual, contingent or potential) and material legislative changes,

•
received reports on and considered the Company’s compliance practices and whistleblower reports,

•
received updates on Kinross’ privacy, data and cybersecurity risk exposures and measures taken to protect the security and integrity of its management information systems and company data, and artificial intelligence efforts, and

•
reviewed Kinross’ general liability, property and casualty insurance policies and considered adequacy of coverage and the extent of any uninsured exposure.

KPMG LLP serves as our independent auditor, primarily providing assurance services to the Company. Their work includes the audit of our annual financial statements, assurance over our sustainability reporting, and the completion of assurance procedures on our reports on the World Gold Council standards. In addition to these assurance engagements, KPMG provides translation services for our financial statements and certain other corporate documents. The only non-assurance services obtained from KPMG during the year was tax automation support, which represented approximately 1% of the total fees paid.
Additional information regarding the Company’s ARC is contained in the Company’s annual information form (AIF) under the heading Audit and Risk Committee and a copy of the ARC charter is attached to the AIF as Exhibit A. The AIF is filed annually, on or about March 31, under the Company’s profile on SEDAR+ at www.sedarplus.ca. The charter of the ARC is available on the Company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Glenn A. Ives”
Chair, Audit and Risk Committee
46	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

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Corporate Governance and Nominating Committee
Members as at December 31, 2025

George V. Albino	Kerry D. Dyte (Chair)	Ave G. Lethbridge	Michael A. Lewis
The CGNC was composed entirely of independent directors. The mandate of the CGNC has been formalized in its written charter. The committee’s mandate continues to include responsibility for developing the Company’s approach to matters of corporate governance, identifying and proposing new qualified nominees to the Board, for assessing directors on an on-going basis and reviewing and making recommendations to the Board as to all such matters.
Generally, the CGNC’s mandate includes:
•
assisting the Chair of the Board in carrying out their responsibilities,

•
annually reviewing the Board and committee charters,

•
evaluating the performance of the directors and the committees and assisting the Chair of the Board with the evaluation of individual directors and the Board as a whole,

•
receiving periodic reports under the Company’s whistleblower program,

•
recommending procedures to enable the Board to meet on a regular basis without management,

•
adopting procedures so that the Board can conduct its work effectively and efficiently,

•
receiving periodic reports on compliance with core policies,

•
reporting to the full board on corporate governance matters,

•
reviewing the composition of the Board to ensure that an appropriate number of independent directors sit on the Board,

•
analyzing the needs of the Board when vacancies arise,

•
overseeing implementation of an appropriate selection process for new board nominees,

•
making recommendations to the Board for the election of nominees to the Board,

•
continually engaging in succession planning for the Board, by performing at least annually, a process similar to that which is used for senior management,

•
evaluating appropriateness of continued board membership in line with the corporate governance guidelines, and

•
identifying needs of the Board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The CGNC maintains an evergreen list of potential candidates for appointment to the Board and a skills matrix to identify skills for recruitment when making changes to the Board (see “Directors’ skills and experience” on page 40).
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In carrying out its mandate, the CGNC met five times in 2025, and met in camera without management on all of those occasions. The committee fulfilled its responsibilities by doing the following, among other things:
•
assessed the independence of the directors,

•
reviewed external corporate governance surveys and considered improvements that could be made to Kinross’ practices,

•
received reports on the whistleblower program and considered the Company’s compliance practices,

•
assessed performance of individual directors and the Board as a whole in accordance with previously approved processes (see “Assessing the Board” on page 121), reviewed the completed board evaluation questionnaires and feedback received on individual directors,

•
provided feedback to the Board regarding the above evaluations,

•
assessed the Company’s directors and officers’ liability insurance needs,

•
reviewed revisions to the charters of the Board and committees and made recommendations to the Board for approval,

•
reviewed the core policies of the Company,

•
oversaw the Board chair succession process culminating in a recommendation by the CGNC to the Board for the appointment on May 7, 2025 of Mr. Osborne as the new Board Chair, and

•
engaged with the Board and shortlisted candidates for board succession, which resulted in the appointment of Ms. MacGibbon.

The Corporate Governance Guidelines and the charter of the CGNC are available on the Company’s website at www.kinross.com or upon request to the Corporate Secretary.
“Kerry D. Dyte”
Chair, Corporate Governance and Nominating Committee
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Corporate Responsibility and Technical Committee
Members as at December 31, 2025

George V. Albino	Michael A. Lewis	Elizabeth D. McGregor	George N. Paspalas	David A. Scott (Chair)
The CRTC was composed entirely of independent directors. The mandate of the CRTC, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally.
Generally, the CRTC’s mandate includes:
•
providing advice to assist management in achieving the objectives set out in the Kinross Safety and Sustainability Policy, and discussing with management any necessary improvements to such policy and its framework of implementation,

•
assisting management in implementing and maintaining appropriate health, safety, environmental, sustainability and corporate responsibility programs and obtaining periodic reports on such programs,

•
reviewing with management the Company’s integration of sustainability policies, practices and goals into its business strategy and decision making, including management’s strategy for reducing the Company’s carbon footprint,

•
overseeing management’s plans with respect to the identification and measurement of short- and long-term sustainability objectives for the Company, including any related controls or assurance on measurement, and reviewing management’s performance against such objectives,

•
reviewing the qualifications of the individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,

•
reviewing the scope of mineral reserves and mineral resource assessments with regard to legal and regulatory matters, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•
considering with management the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resource estimates,

•
reviewing and recommending to the Board for approval, the annual budget related to exploration, development and operational matters,

•
reviewing material proposals for mining capital programs,

•
reviewing and recommending to the Board for approval the Company’s voluntary sustainability reporting,

•
considering with management the technical aspects of the Company’s material exploration, development, financing construction, mining projects and mine closure plans,

•
reviewing and identification of risks related to exploration, development, operating, mine closure and reclamation activities and the systems and practices in place for mitigating such risks, and

•
considering any relevant regulatory changes, initiatives and trends that may affect the Company’s exploration, development, operating activities, mineral reserves or mineral resources.

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In carrying out its mandate, the CRTC met five times during 2025, on each occasion also meeting in camera without management. The committee fulfilled its responsibilities by doing the following, among other things:
•
reviewed periodic reports from management on health and safety matters and environmental compliance reports,

•
obtained regular updates on reclamation matters,

•
obtained periodic updates on major project permitting activities, legislative and regulatory matters,

•
received periodic updates on the Company’s community and government relations initiatives, and on the implementation of the Company’s corporate responsibility strategy,

•
received periodic reports on the Company’s implementation of procedures for identifying, assessing, monitoring and managing sustainability risks,

•
reviewed with management the Company’s strategy for reducing the Company’s carbon footprint and greenhouse gas emissions,

•
reviewed and recommended for approval by the Board, changes to the committee’s charter,

•
received updates and reported to the Board on the annual mineral reserve and resource statement,

•
received updates on the Company’s risk assessment and risk mitigation measures as they relate to operational, health, safety, environmental, business continuity and crisis management aspects,

•
reviewed material proposals for mining capital programs,

•
received an update on tailings management from the external independent tailings reviewer,

•
reviewed and recommended to the Board for approval, the 2026 operations and exploration budget, and

•
received updates on the Company’s material properties and exploration initiatives.

The committee also provided feedback and advice to management regarding the above matters and reported to the Board on environmental, health, safety, project permitting and corporate responsibility matters related to the Company’s operations and activities.
A copy of the CRTC charter is available on the Company’s website at www.kinross.com or upon request to the Corporate Secretary.
“David A. Scott”
Chair, Corporate Responsibility and Technical Committee
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Human Resources and Compensation Committee
Members as at December 31, 2025

Glenn A. Ives	Ave G. Lethbridge	Kelly Osborne	George N. Paspalas (Chair)
The HRCC, which was composed entirely of independent directors, is responsible for approving company and executive performance objectives, assessing company and executive performance outcomes, making recommendations to the Board on all matters relating to the compensation of executives, directors and employees of the Company, and reviewing succession plans for the CEO and other executives, among other things.
For the purpose of its mandate, the HRCC reviews all aspects of compensation paid to executives, directors and employees of other selected mining companies to ensure the Company’s compensation programs are competitive so that the Company will be in a position to attract, motivate and retain high calibre individuals.
In 2025, the HRCC engaged Mercer to provide support in determining compensation for the Company’s Senior Leadership Team and independent directors (see “Independent advice”, page 62). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see “Director Compensation — Approach” starting on page 40, “Executive compensation discussion and analysis” starting on page 57 and “Compensation governance” on page 58.
The HRCC annually reviews succession plans for the CEO and Senior Leadership Team, and reviews the process for succession and development below the executive level. Potential CEO and Senior Leadership Team candidates are identified, and their development plans are reviewed by the committee. Development plans and progress of internal candidates against those plans are reviewed by the CEO and senior management regularly. The Board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions. From time to time, the HRCC undertakes an independent third-party process to assess the readiness and development priorities of potential CEO candidates.
The mandate of the HRCC has been formalized in a written charter.
In carrying out its mandate, the HRCC met six times in 2025, on each occasion also meeting in camera without management. The committee fulfilled its responsibilities by doing the following, among other things:
•
approved equity grants, the budget for equity grants for the following year, and considered a projection of share pool usage,

•
reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,

•
reviewed the existing compensation model including the philosophy, methodology and program design, relative to market best practices, current trends, and the objectives of the program,

•
examined and approved the 2025 comparator group,

•
reviewed long-term incentive plan program attributes including the mix of restricted share units and restricted performance share units versus the comparator group and the broader industry, and updated as necessary, as discussed on page 91,

•
“stress-tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings, and reviewed realized and realizable pay relative to performance and to peers,

•
reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,

•
reviewed employment contract terms for all senior executives,

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•
reviewed succession plans for the CEO and Senior Leadership Team, as well as other critical senior management positions, and reviewed candidates identified for each position,

•
reviewed and oversaw the implementation of a new program for the assessment and development of key senior talent,

•
oversaw a human resources strategy with a focus on talent acquisition, retention, performance management, and leadership,

•
considered Kinross’ performance relative to peers,

•
completed an assessment of performance results relative to the performance objectives established at the start of the year,

•
reviewed current holdings relative to share ownership guidelines for members of the Board, and the Senior Leadership Team,

•
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the Senior Leadership Team and monitored and evaluated their performance,

•
recommended changes to Director compensation for 2026 to the Board for approval,

•
reviewed compensation for companies in the comparator group and considered compensation for directors and the Senior Leadership Team relative to the market,

•
recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the Board for approval,

•
continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters, and considered the independence of compensation advisors,

•
oversaw management’s efforts in establishing an inclusive and diverse culture in furtherance of the Company’s values,

•
reviewed all of the Company’s global pension plans, and

•
received updates on the various shareholder engagement initiatives undertaken by the Company and provided guidance where necessary.

A copy of the HRCC charter is available on the Company’s website at www.kinross.com or upon request to the Corporate Secretary.
“George Paspalas”
Chair, Human Resources and Compensation Committee
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Executive Compensation
Kinross’ executive compensation program is driven by four key objectives:
•
aligning executive interests with Kinross’ long-term strategy and those of shareholders

•
reinforcing Kinross’ operating performance and execution of strategic objectives

•
enabling Kinross to attract and retain high performing executives

•
aligning pay and performance in a way that is transparent and understood by all stakeholders

Executive compensation decisions for 2025 reflect the Company’s exceptional results and outperformance in several key areas, including excellence in free cash flow generation, project advancement, and total shareholder returns.

Over 80% of aggregate NEO total direct compensation is “at risk” and tied to Company performance, with equity making up at least 50% of the SLT’s total direct compensation	CEO equity ownership is approximately 70 times his salary
The CEO’s equity ownership is approximately 70 times his average salary, far exceeding the requirement of six times his average salary.

The large equity component of annual compensation and the significant value held in Kinross shares means that changes in the Company’s share price directly impact the value of the compensation ultimately realized by executives.
Our “Say on Pay” results reached over 93% support in 2025
Over the past several years, we have made a number of changes to our compensation program based on feedback from shareholders, and were pleased to see our “Say on Pay” results reach over 93% support in 2025, and average 90% since we began our shareholder outreach program in 2014.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
LETTER TO SHAREHOLDERS
Dear Shareholders,

On behalf of the Human Resources and Compensation Committee (Committee or HRCC), I am pleased to share with you an overview of Kinross’ approach to executive compensation and the Board’s compensation decisions for 2025.
Kinross’ compensation program is designed to drive operating performance and align executive interests with long-term shareholder value. We review our program annually to ensure it remains competitive and transparent, responding to market trends, governance best practices and shareholder feedback. Our program aligns executive pay with Company performance and shareholder interests through:
•
At-Risk Pay: Over 80% of executive compensation is “at-risk” and tied to Company performance through our short- and long-term incentive plans.

•
Key Performance Metrics: Our short-term incentive plan is based on key operational and strategic metrics as well as a relative total shareholder return (RTSR) metric.

George N. Paspalas

•
Equity: Equity makes up least 50% of total direct compensation for the Senior Leadership Team (SLT). 55% of the equity is in the form of Restricted Performance Share Units (RPSUs), which vest only upon achieving specific performance targets, including a 50% weighting on RTSR and a 50% weighting on production and cost metrics.

•
Share Ownership: Senior executives are required to hold equity through our share ownership guidelines; our CEO’s share ownership represents approximately 70 times his salary, exceeding his requirement of six times.

2025 Performance and Compensation
The Board’s compensation decisions are based on an objective assessment of performance against the goals that were established at the beginning of the year. Kinross delivered exceptional results in 2025, outperforming on several key metrics:
•
Operational & Financial Performance:   Kinross met its production, cost, and capital guidance metrics and generated record attributable free cash flow1 of  $2.5 billion, an 85% increase year over year. The Company strengthened its balance sheet, repaying $700 million in debt, ending the year with $1.7 billion of cash and achieving a net cash2 position of $1.0 billion.

•
Project Advancement:   Kinross advanced its growth projects in the U.S., leading to construction decisions for Round Mountain Phase X, Kettle River-Curlew (Curlew), and Bald Mountain Redbird 2. These projects are expected to extend mine life and contribute significantly to Kinross’ production profile, with expected total production of approximately 3 million gold equivalent ounces between 2028 and 2038, based on the initial mine plan inventories. At Great Bear, excellent progress was made to advance surface construction for the Advanced Exploration (AEX) project, detailed engineering for the Main Project, and permitting, with two of three phases of the Impact Statement filed in 2025. In Chile, Kinross submitted an Environmental Impact Assessment (EIA) to extend mine life at La Coipa and completed baseline studies to support the EIA for the Lobo-Marte project.

•
Safety & Sustainability:   Kinross advanced its safety program, focusing on the rollout of its Safeground brand and a new global critical risk management initiative. Unfortunately, a business partner tragically lost his life in an accident at Tasiast, reminding us that our work on safety is never done. Sustainability priorities continued to progress, and the Company maintained its strong position with external rankings, including its leading position in the S&P Corporate Sustainability Assessment. Kinross delivered an approximate 1.5% reduction in greenhouse gas emissions through the implementation of more than 30 energy efficiency projects and achieved a completion rate of close to 90% in human rights training across the organization. Kinross maintained its focus on strong governance standards and was, once again, the top scoring mining company in The Globe and Mail’s annual corporate governance ranking, placing in the top 15% of companies overall.

1.
Attributable free cash flow is a non-GAAP measure. Non-GAAP measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112.

2.
Net cash is calculated as cash and cash equivalents of  $1,742.3 million less long-term debt of  $738.2 million as reported on the Company’s consolidated balance sheet as at December 31, 2025.

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•
Shareholder Returns:   Kinross returned over $750 million to shareholders through its share buyback program and dividends paid, including repurchasing an increased target of  $600 million in shares, and increasing its dividend by 17% in the fourth quarter of 2025. The Company had superior total shareholder returns, outperforming peers, and the increase in gold price, with one-year TSR of 192%, three-year TSR of 636%, and five-year TSR of 356%.

More details on Company performance are included in the Board Chair’s letter to shareholders on page 5.
In line with our pay-for-performance philosophy, the Board’s decisions reflect these outstanding results while focusing on factors within management’s control:
•
The SLT received a Company performance rating of 125% of target, reflecting excellence in free cash flow generation, project advancement, and exceptional TSR, as detailed on page 80. As a result of the fatality, a 5% deduction was applied in calculating this overall corporate score and an additional 5% deduction was applied to the individual ratings for the CEO and COO, in line with our policy on addressing fatalities in our compensation program.

•
To recognize the year’s strong results, long-term incentives awarded for 2025 were higher than the previous year, resulting in year-over-year compensation increases for the CEO and other Named Executive Officers (NEOs). The Board believes that recognizing the consistent strong performance of the management team with long-term incentives facilitates continued alignment with shareholders.

•
The CEO’s salary was held flat in 2025 and adjusted modestly for fiscal 2026. Salaries for the other NEOs were also adjusted in 2026 based on a market review as shown under “Base Salary” on page 74.

•
The performance factor for the RPSUs that vested in February 2026 was 145%, reflecting Kinross’ extraordinary performance on both a relative and absolute basis over the three-year performance period.

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Shareholder Engagement
We continued our shareholder outreach program in 2025, contacting our 30 largest shareholders as well as shareholders who voted against any matter at last year’s annual meeting. These shareholders represented approximately 50% of outstanding shares. Topics discussed included compensation, sustainability, and governance. We value this dialogue and appreciate the time shareholders take to meet with Kinross.
Since we began our annual outreach program in 2014, shareholder support for our “Say on Pay” vote has been strong, averaging 90%, and reaching over 93% in 2024 and 2025.
I encourage you to exercise your “Say on Pay” rights as a shareholder by voting on the advisory resolution on the Company’s approach to executive compensation.
Thank you for your continued support of Kinross.
Sincerely,
George N. Paspalas
Chair, Human Resources and Compensation Committee
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EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Kinross’ executive compensation program covers the Senior Leadership Team (SLT), and includes base pay, a short-term cash incentive, long-term equity incentives, pension and other benefits. In 2025, the Named Executive Officers (NEOs) included the Chief Executive Officer (CEO) and four other members of the SLT.
Kinross Named Executive Officers
J. Paul Rollinson Chief Executive Officer
Andrea S. Freeborough Executive Vice-President and Chief Financial Officer
Geoffrey P. Gold President
Claude J.S. Schimper Executive Vice-President and Chief Operating Officer
Ryan J. Latinovich Executive Vice-President, Corporate Development
PHILOSOPHY AND APPROACH
The following summarizes Kinross’ compensation philosophy for senior executives, outlining the key objectives of the compensation program, as well as the key features which support meeting these objectives:

Align executive interests with Kinross’ long-term strategy and those of shareholders	Reinforce Kinross’ operating performance and execution of strategic objectives
Alignment	Performance

▶
Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking

▶
Including long-term equity-based incentives as a significant portion of annual compensation

▶
Requiring executives to hold common shares

▶
Linking a portion of compensation to corporate
performance, including annual operating
performance

▶
Linking a portion of compensation to individual
performance, including behaviours that support
Kinross values

Enable Kinross to attract and retain high performing executives	Align pay and performance in a way that is transparent and understood by all stakeholders
Competitive	Transparent
▶ Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors	▶ Clear and complete disclosure of executive compensation approach and rationale

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COMPENSATION GOVERNANCE
Compensation Oversight
Oversight of Kinross’ director and executive compensation programs lies with the Human Resources and Compensation Committee (“Committee” or HRCC).
In 2025, four independent directors sat on the HRCC. The Board determined that the composition of the Committee should include the Chair of the Board and at least one of the Chairs of the Corporate Governance and Nominating Committee (CGNC) or the Audit and Risk Committee (ARC) so that the HRCC may benefit from their input and expertise.
All of the 2025 HRCC members have gained experience in human resources and compensation matters by serving as senior executives of major organizations, and the Chair of the Committee also has experience and expertise in executive compensation. Two members currently serve on the compensation committees of other public issuers.
Three members of the HRCC are financially literate (as such term is defined in National Instrument 52-110) and one of its members is also currently the Chair of the ARC at Kinross. The Committee includes directors with ongoing direct industry involvement and relevant regulatory background, resulting in a well-rounded skill and knowledge base.
In 2025, the Chair of the HRCC also served on the Corporate Responsibility and Technical Committee (CRTC), thus helping to ensure that material operational risks identified by the CRTC are considered in determining executive compensation. This operational knowledge is also useful in the assessment of Company performance and in the evaluation of the appropriateness of performance metrics and targets.
You can find more information about the background, experience, and independence of each HRCC member by reading their profiles under “About the nominated directors”, starting on page 26.
Shareholder Engagement and “Say on Pay”
Kinross is committed to engaging with its shareholders and gathering input and feedback on a range of matters, including corporate strategy, environmental, social and governance matters, Company performance, and executive compensation (see also “About shareholder engagement” on page 128). Kinross senior executives and Board members meet with shareholders on a regular basis each year to discuss items of interest to those shareholders.
In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the Company’s approach to executive compensation. Following each annual shareholder meeting, all voting results, including the results of the “Say on Pay” vote, are publicly filed under the Company’s profile on the SEDAR+ website at www.sedarplus.ca.

Our shareholder engagement program for compensation and governance was initiated in 2014 when we contacted shareholders who had holdings totaling, in aggregate, over one-third of our issued and outstanding shares as well as the two proxy advisory firms. Based on the success of our inaugural program and the constructive dialogue achieved between key shareholders and Kinross management and the Board, we have made this systematic outreach process an annual event, and have expanded it to cover more shareholders and include sustainability as a discussion topic. Since we initiated the program in 2014, shareholder support has been strong for our executive compensation program and practices, averaging approximately 90%, and reaching over 93% in 2024 and 2025. Our “Say on Pay” voting results since our program began are summarized below.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Year	Votes “for” (%)
2015	94.11
2016	88.76
2017	93.93
2018	92.75
2019	75.44
2020	92.70
2021	88.67
2022	90.61
2023	91.03
2024	93.23
2025	93.69
The feedback we receive during these meetings is shared with the HRCC. The Committee takes this feedback seriously and considers it in the annual review of our compensation programs. The changes made to our compensation and governance programs over the years have been influenced by the feedback received from shareholders.
In 2025, we again contacted our 30 largest shareholders (excluding any broker dealers), shareholders who had withheld or voted against one or more matters at the last annual shareholder meeting, as well as two prominent proxy advisory firms. These shareholders held, in aggregate, approximately 50% of our issued and outstanding shares. Kinross offered to make members of senior management, and/or a member of the Board of Directors, if requested, available to discuss matters of interest to the shareholder relating to governance, executive compensation, and sustainability.
We appreciate the time that our shareholders take to meet with Kinross and share their views, and the opportunity to have a dialogue regarding our programs.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Managing Risk
Within the context of Kinross’ risk oversight practices, the HRCC seeks to approve compensation programs that motivate executives to take action to fulfill the business objectives of the Company’s strategy without taking undue risks.
Our compensation program for executives includes several important compensation and governance best practices that we believe help mitigate risk in this program:
What we do
Link incentive compensation measures to strategic and annual objectives
Use diversified measures to assess Company and individual performance to provide a balanced approach to incentives and avoid undue focus on any particular measure
Cover a range of time periods in our incentive plans to balance short-term objectives and longer term performance measurement
Tie pay to performance by having more than 75% of NEO total direct compensation “at-risk”, with annual incentive awards determined based on operational and relative performance
Cap incentive payments (up to 200% on short-term incentives and restricted performance share unit vesting)
Align realized pay to total shareholder returns by providing a significant portion of total compensation in equity awards
Benchmark compensation against a size and industry appropriate comparator group and target compensation in the median range
Align interests of executives with those of shareholders through meaningful share ownership guidelines
Use an independent compensation advisor
Apply Board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures
Provide shareholders with a “Say on Pay” and conduct an annual shareholder outreach
Incentive compensation is subject to recoupment in compliance with the rules of the U.S. Securities Exchange Act of 1934 and the New York Stock Exchange
Maintain double-trigger change of control severance provisions in executive agreements
Conduct an annual risk review of, and include a number of risk mitigation measures in, our compensation programs
Implement equity plans that prohibit option cash buyouts and repricing
Prohibit the senior leadership team, executives, employees and Directors from hedging personal holdings against a decrease in the price of our common shares
What we don’t do
Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for RPSUs
Credit additional years of service not earned in the retirement plan
Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits
Reprice or reload options
Provide loans to executives
Provide excise tax gross-ups for change-in-control payments
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Annual Risk Review
Each year, the HRCC completes a risk review of the compensation programs, policies, and practices for executives and other employees.
This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making, or fraud.
As part of its compensation risk review in 2025, the HRCC completed the following:
Reviewed “risk” in Kinross’ global compensation programs
Objective	Assess whether compensation plans might incent or motivate inappropriate risk-taking, or cause executives to take actions that could have a significant negative impact on the Company.
Process
The HRCC reviewed Kinross’ compensation programs, practices, and documentation in the context of:
•
incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls, and processes;

•
Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the Company to inappropriate or excessive risks; and

•
key business risks.

As part of the risk review process, Internal Audit reviewed the materials prepared and provided comments prior to the materials being presented to the committee.

Outcome
The HRCC has reviewed Kinross’ compensation programs and practices and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization. Furthermore, the HRCC is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the Senior Leadership Team’s compensation
Objective	Consider a range of performance outcomes, and how these would affect compensation payable to ensure rewards are appropriate under various scenarios.
Process
The HRCC reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans and alignment to performance, as follows:
•
base salary fixed at current levels;

•
short-term incentive payouts at various possible levels of achievement (50% of target, at target, and maximum);

•
all outstanding long-term incentive awards at a range of possible future values;

•
share prices ranging from approximately −75% up to +200% of share prices (at the time of the review in mid 2025); and

•
RPSUs vesting at 50%, 100% and 150% of granted units.

In addition, the HRCC reviewed the variation in the mix of equity realizable under different share price scenarios.

Outcome
The HRCC is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the Committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Reviewed realizable pay
Objective	Understand actual compensation outcomes for the CEO relative to peers and review the effectiveness of the executive compensation program in aligning pay to performance.
Process
The HRCC reviewed a range of realized and realizable pay calculations as follows:
•
Reviewed both realized pay and realizable pay for the CEO calculated using: Equilar, ISS, Conference Board Working Group, CalPERS, and Securities and Exchange Commission (SEC) “compensation actually paid” methodologies;

•
Compared realized/realizable pay and performance to the peer group over a three-year period (2022-2024); and

•
Considered several different readily available performance measures: net income, revenue growth, total shareholder returns, and change in operating cash flow.

Outcome
The HRCC is satisfied that both realized and realizable pay over the three-year period when considered relative to peers demonstrated pay for performance alignment. Both realized and realizable pay showed very strong alignment to relative TSR performance.

Independent Advice
The HRCC has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the Committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:
•
Competitive market benchmarking analysis for the SLT;

•
Competitive market benchmarking analysis for the independent directors; and

•
Review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites), and governance.

Mercer is a wholly-owned subsidiary of Marsh, and as such is affiliated with a number of other specialized organizations also owned by Marsh such as Oliver Wyman, Marsh Canada and National Economic Research Associates. These affiliate organizations have provided services to Kinross that are not related to executive compensation.
Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Company in rendering his or her advice and recommendations. Mercer consultants are not compensated based upon client revenue from other lines of business or other Marsh companies. As such, fees paid by Kinross to Marsh Canada of $1,603,332 do not impact or influence the compensation paid to Kinross’ Board advisor. The Board is confident that Mercer’s independence and objectivity is not compromised by the relationships the Company has with other Marsh entities and continues to consider Mercer to be independent. Detailed below is the Securities and Exchange Commission (SEC) six factor independence test which is reviewed annually by Kinross’ Human Resources and Compensation Committee.
1.
Provision of other services to Kinross Gold Corporation by the advisor’s employer

2.
Amount of fees received from Kinross Gold Corporation by the advisor’s employer as a percentage of employer’s annual revenue (revenue concentration percentage)

3.
Policies and procedures of the person that employs the advisor designed to prevent conflicts of interest

4.
Any business or personal relationship of the advisor with a member of the compensation Committee

5.
Any stock of the issuer owned by the advisor or his or her immediate family

6.
Any business or personal relationship of the advisor with an executive officer at Kinross Gold Corporation

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Although Mercer provides independent advice to the HRCC, the decisions reached by the Committee reflect factors, and considerations beyond the information and recommendations provided by Mercer.
In respect of fiscal 2025, Mercer conducted a competitive benchmarking analysis for the SLT members and independent Board members, provided assistance with the drafting of the management information circular disclosure, and updated the Committee regarding governance matters. Mercer attended all six HRCC meetings in 2025.
The HRCC must pre-approve services that Mercer provides to the Company at the request of management with respect to executive compensation. From time-to-time Mercer and affiliate organizations may provide services to the Company that are not related to executive compensation. The HRCC reviews and considers those services and fees annually, but does not pre-approve such services.
Below is a summary of the fees paid to Mercer for its services to the HRCC as well as fees paid to affiliates of Mercer for their unrelated services to the Company, for the last two fiscal years ended December 31, excluding applicable taxes.
Services provided	2025 (US$)1	Services provided	2024 (US$)1
Executive compensation-related fees	74,015	Executive compensation-related fees	93,983
Competitive benchmarking analysis for the SLT and independent directors		Competitive benchmarking analysis for the SLT and independent directors
Assistance with drafting of proxy disclosure		Assistance with drafting of proxy disclosure
Governance updates		Governance updates
Attendance at HRCC meetings		Attendance at HRCC meetings
Other fees — Mercer	25,480	Other fees — Mercer	22,663
Published surveys, industry data, market benchmark		Published surveys, industry data, market benchmark
Other fees — affiliated organizations	1,603,332	Other fees — affiliated organizations	1,099,341
Marsh Canada Limited – insurance brokerage fees		Marsh Canada Limited – insurance brokerage fees

1.
Fees paid to Mercer and affiliated companies were either in U.S. dollars, or in Canadian dollars and converted to U.S. dollars for purposes of this table, using the following US$ exchange rates for C$1.00: 2025 — 0.7296, 2024 — 0.6950.

Annual Review and Decision Making
Meeting the objectives of the Company’s executive compensation program requires careful consideration of several key factors:
•
market comparators

•
compensation elements and mix

•
executive share ownership

•
paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on page 58.
The HRCC reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. They also consider shareholder feedback and best practices. Details on these factors and any changes made as a result of the 2025 review are described in the following sections.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Market and Peer Reviews
To ensure that our executive compensation program continues to meet its key objective of  “enabling Kinross to attract and retain high performing executives”, the HRCC approves the companies in Kinross’ compensation comparator group on an annual basis. In 2025, the Committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our compensation comparator group, a Company needed to meet the criteria noted.

The Company targets compensation in the median range of the comparator group

In completing this review and making changes, the HRCC:
•
Considered shareholder feedback relating to the composition of the comparator group;

•
Wanted to maintain a high degree of comparability from year to year in the comparator group to minimize volatility in the compensation targets;

•
Looked to keep a high proportion of the comparator group in the gold mining sector; and

•
Considered companies that were between approximately one-third and three times Kinross’ size on either market capitalization and/or revenue.

Criteria
Related industry, subject to similar challenges (capital-intensive; long project cycles; cyclical market);
Similar market capitalization and revenue (generally between one-third and three times that of Kinross over a one- to five-year period, with some exceptions for key gold comparators);
Headquartered in Canada or US (except key gold comparators); and
Has operations in more than one country, facing some political risk and geographic diversity.

As a result of this review, the Committee determined that the comparator group remained appropriate and made no changes in 2025.
Kinross’ size relative to the comparator group (based on revenue and market capitalization) was considered in the review to ensure there was an appropriate balance of smaller and larger companies in the group. As the charts below show, the majority of companies in the comparator group are within our criteria for revenue and/or market capitalization, and there is an appropriate balance of small and large companies as measured by revenue and market capitalization.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following chart shows the breakdown of the comparator group by industry (based on the Global Industry Classification Standard, or GICS):
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following is the 2025 compensation comparator group, along with the financial data considered by the HRCC when it approved the comparator group in the first half of 2025:
			Revenue (US$ millions)1		Market Cap (US$ millions)1
Company (TSX or NYSE Ticker Symbol)	Industry (GICS)	Scope of Operations2	3 Year Average (2022-2024)	2024	3 Year Average (2022-2024)	2024 Average
Agnico Eagle Mines Ltd (AEM)	Gold	Canada, Finland, Mexico	6,885	8,286	26,950	54,550
Alamos Gold Inc. (AGI)	Gold	Canada, United States	1,064	1,347	4,887	11,245
AngloGold Ashanti Limited (AU)	Gold	Australia, Brazil, Tanzania, Ghana, Domican Republic of Congo (DRC), Guinea	4,959	5,793	8,840	18,825
B2 Gold Corporation (BTO)	Gold	Mali, Namibia, Philippines	1,856	1,902	3,962	3,753
Barrick Mining Corporation (ABX)	Gold	Argentina, Canada, Congo, Cote D’Ivoire, Domincan Republic, Mali, Papua New Guinea, Tanzania, United States	11,777	12,922	31,383	33,537
Cameco Corporation (CCO)	Coal & Consumable Fuels	Canada and Kazakhstan	1,881	2,289	15,044	17,938
Endeavour Mining PLC (EDV)	Gold	Burkina Faso, Côte d’Ivoire, Senegal	2,287	2,676	5,431	5,860
Evolution Mining Ltd (EVN)	Gold	Canada and Australia	1,702	2,108	4,532	8,827
First Quantum Minerals Ltd. (FM)	Copper	Argentina, Australia, Finland, Peru, Mauritania, Spain, Turkey, Zambia	6,295	4,802	13,545	11,228
Gold Fields Limited (GFI)	Gold	Africa, Australia, Chile, Peru	4,663	5,202	11,727	19,757
Lundin Mining Co. (LUN)	Copper	Argentina, Brazil, Chile, Portugal, Sweden , United States	3,069	3,423	6,276	7,023
Newmont Corporation (NEM)	Gold	Africa, Australia, Canada, Caribbean, Latin America, Papua New Guinea, United States	14,136	18,682	43,703	54,424
Northern Star Resources LTD (NST)	Gold	Australia and United States	2,923	3,226	9,254	13,089
Pan American Silver Corp. (PAAS)	Silver	Argentina, Bolivia, Brazil, Canada, Chile, Mexico, Peru, United States	2,210	2,819	5,494	9,364
SSR MINING INC (SSRM)	Gold	Argentina, Canada, Peru, Mexico, Turkiye, United States	1,190	996	2,586	2,030
Teck Resources Limited (TECK/B)	Diversified Metals & Mining	Canada, Chile, Peru, United States	8,244	6,618	21,179	18,319

1.
Source of revenue and market capitalization: Bloomberg, in US$.

2.
Scope of operations information was gathered from each Company’s corporate website.

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new members of the SLT, when considering annual total compensation awards (base salary increases, short- and long-term incentives) for the SLT, as well as when reviewing other elements of the total compensation provided (e.g., pension and benefits), and market best practices. In addition, the HRCC reviews compensation levels of companies in the S&P/TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.
Each compensation element for each SLT member is reviewed against the 25th, 50th, and 75th percentiles for comparable positions within the comparator group. The Company targets total compensation in the median range of the comparator group, however other factors will influence the position of an executive’s actual total compensation in any given year, including: the number of applicable comparator positions, internal equity, time in role, unique roles and responsibilities, and Company and/or individual performance. Emphasis is placed on incentive or “at-risk” compensation so that total compensation reflects performance.
Where an executive is new to the role or executive performance is below expectations, total compensation will typically be lower relative to the market; and where an executive achieves exceptional results, it will typically result in higher total compensation. However, in all cases, the comparator data is used as a reference and guideline, and other factors are considered by the HRCC in determining compensation for executives.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
In addition, the Company maintains a performance peer group comprised of the following gold companies: Agnico-Eagle, Alamos, AngloGold Ashanti, B2Gold, Barrick, Centerra, Eldorado, Endeavour Mining, Evolution, Gold Fields, IAMGOLD, New Gold, Newmont, Northern Star, and SSR Mining. As these companies are subject to the same commodity cycle and price pressures, we believe that they are the most relevant group for assessing performance. The HRCC considers this peer group when assessing Kinross’ relative total shareholder returns metric in its short- and long-term incentive plans.
Compensation Mix
To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and “at-risk” compensation (short- and long-term incentives), as well as pension and other benefits. Kinross believes this mix will enable us to attract and retain a top calibre SLT, align their interests with Kinross’ long-term strategy and the interests of shareholders, and reinforce Kinross’ strategic performance and execution of strategic objectives.
The HRCC has established a target pay mix (the proportion of total direct compensation which comes from each of base salary, short-, and long-term incentives) for the SLT. The target mix is reviewed annually to ensure that it continues to be effective, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix. For example, the Committee intends that a minimum of 50% of total direct compensation be in the form of equity for the SLT.
The mix in direct compensation achieved in 2025 for Kinross’ CEO and the average mix for the other NEOs is set out below. Further details regarding each element of compensation can be found under “Components of Executive Compensation” starting on page 73.

2025 Compensation mix — CEO1
Paul Rollinson	Actual (US$)
Base salary	1,240,320
Short-term incentive	2,302,344
Equity — RPSUs	2,524,051
Equity — RSUs	2,065,133
Total equity	4,589,184
Total “at-risk” compensation²	6,891,528

2025 Average compensation mix — Other NEOs1
Other NEOs (excluding CEO)	Actual (US$)
Base salary	527,136
Short-term incentive	690,252
Equity — RPSUs	720,829
Equity — RSUs	589,769
Total equity	1,310,599
Total “at-risk” compensation²	2,000,851

Figures in tables and charts may not add up to due to rounding
1.
Compensation in Canadian dollars was converted to U.S. dollars for purposes of these graphs using the exchange rate of C$1.00 = US$0.7296.

2.
In 2025, total “at-risk” compensation reflects annual compensation figures paid or granted, excluding base salary.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The mix of long-term incentive components is also reviewed annually. Kinross introduced Restricted Performance Share Units (RPSUs) as part of the 2008 annual compensation awards and has since then increased their weighting several times to create better alignment with shareholder interests by putting a greater emphasis on performance-based equity. Beginning in 2019, the Committee removed options from the equity mix, further increasing the weighting on RPSUs to 55% and on Restricted Share Units (RSUs) to 45% for the SLT. There were no changes to the equity mix for the 2025 annual compensation awards.
Based on its review, the HRCC concluded that the Company’s compensation mix in 2025 met its stated objectives.
Share Ownership
An important objective of Kinross’ executive compensation plan is to align executive interests with Kinross’ long-term strategy and the interests of shareholders. To accomplish this objective, we include long-term equity-based incentives (most of which are settled in common shares) as a significant portion of annual compensation, and require senior executives to hold equity through share ownership guidelines.
Kinross implemented a share ownership policy for its SLT in December 2006. In 2018, the policy was expanded to include other senior vice-presidents, and in 2019 it was further expanded to include members of the Leadership Advisory Team (LAT). In 2023, the requirement for the CEO increased from 5 to 6 times salary.
Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, equity-settled RSUs, and/or RPSUs (but not options or cash-settled RSUs), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). The value held is determined as the greater of book value or market value of the common shares and/or equity-settled RSUs (including 80% of RPSUs) held by the executive. Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement, or the date they become subject to these requirements.
We believe that our policy is balanced and that the inclusion of a portion of RPSUs is appropriate given the significant portion of LTI included in annual compensation (at least 50% for the SLT), that RPSUs make up over half of the annual LTI award (55% for the SLT), and that RPSUs are fully settled in common shares (not in cash or phantom stocks). It is important to note that cash-settled RSUs and stock options are not included in the calculation of eligible holdings. Furthermore, only 80% of RPSUs are counted, which is a conservative portion, considering that the performance vesting factor has averaged close to 100% over the last ten years. In addition, our time period of three years to meet the requirements is significantly shorter than the more common market practice of five years, providing a balanced approach to the inclusion of a portion of equity-settled RPSUs. Currently, the CEO holds approximately 70 times his average salary, significantly more than his requirement of six times. Mr. Rollinson also exceeds the requirement based only on the value of his vested common shares (which equals over 40 times his average salary), demonstrating that our share ownership guidelines achieve alignment of executive interests with those of shareholders.
On an annual basis, Kinross reviews its share ownership policy as part of its annual compensation program review to ensure alignment with market and best practices, its long-term strategy, and the interests of shareholders.
Kinross prohibits the SLT, executives, employees, and directors from hedging personal holdings against a decrease in the price of our common shares.
While the Company has not implemented a holding policy, as a practice, Kinross executives generally hold a large portion of the shares they receive, both before and after meeting the share ownership requirements.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2025. All of Kinross’ NEOs have exceeded their requirements.
Name	Eligible share holdings1, 2, 3				2025 share ownership
	Value of RSUs (US$)	Value of RPSUs (US$)	Value of common shares (US$)	Value of total (US$)	Required multiple of average salary	Required value4 (US$)	Holdings multiple of average salary	Multiple of requirement met	Deadline to meet requirement5
	# of RSUs	# of RPSUs	# of common shares	# of total
J. Paul Rollinson	$9,091,719	$24,771,093	$50,883,865	$84,746,677	6x	$7,252,224	70.1x	11.7x	n/a
	322,329	878,210	1,803,987	3,004,526					(met deadline)
Andrea S. Freeborough	$2,442,782	$6,586,126	$11,022,190	$20,051,098	3x	$1,404,480	42.8x	14.3x	n/a
	86,604	233,498	390,770	710,872					(met deadline)
Geoffrey P. Gold	$4,110,593	$11,007,564	$8,657,822	$23,775,979	3x	$1,926,144	37.0x	12.3x	n/a
	145,733	390,251	306,946	842,930					(met deadline)
Claude J.S. Schimper	$2,573,197	$6,894,833	$1,016,020	$10,484,050	3x	$1,400,832	22.5x	7.5x	n/a
	91,228	244,443	36,021	371,692					(met deadline)
Ryan J. Latinovich	$2,659,872	$0	$68,372	$2,728,244	3x	$1,422,720	5.8x	1.9x	December 31, 2027
	94,301	0	2,424	96,725

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs, or the dividend reinvestment price for unvested RSUs/RPSUs received from dividends. Market value was calculated using the common share price on the TSX on December 31, 2025 of C$38.66.

3.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7296.

4.
Based on the average year-end base salary for the years 2023, 2024 and 2025. Average year-end salary is in Canadian dollars and was converted to U.S. dollars using the exchange rate of C$1.00 = US$0.7296.

5.
Mr. Latinovich has three years from his date of hire to meet his share ownership requirement. Mr. Latinovich joined Kinross on December 31, 2024. Mr. Latinovich has already met his requirement.

The following table shows the aggregate value of Mr. Rollinson’s total eligible shareholdings using the market value of a common share on the TSX on December 31, 2025 of C$38.66 to value his holdings. Mr. Rollinson has exceeded his requirements using the market value approach.
	Eligible shareholdings1, 2 — Market Value
Name	Value of common shares (US$)	Value of RSUs (US$)	Value of common shares + RSUs (US$)	Value of RPSUs (US$)	Value of total (US$)	Holdings multiple of average salary
J. Paul Rollinson	50,883,865	9,091,719	59,975,584	24,771,093	84,746,677	70.1x

1.
Common shares and equity-settled RSUs (including 80% of RPSUs), but not options or cash-settled RSUs.

2.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7296.

In addition, Mr. Rollinson directly owns common shares equal in value to more than six times his total direct compensation (comprised of all elements from the Summary Compensation Table except for Pension Value and All Other Compensation) for 2025.
Name	Value of common shares (US$)	Value of total direct compensation (US$)	Holdings multiple of total direct compensation
J. Paul Rollinson	50,883,865	8,131,848	6.3x
Paying for Performance
A substantial portion of the NEO’s compensation is at-risk and linked to the Company’s performance:
•
short-term incentive payments are determined based on annual Company performance

•
RPSUs vest based on Company performance over a three-year period

•
the realized value from equity incentives reflects share price performance over time

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Establishing Performance Measures
Determining appropriate metrics to measure Company performance in the short-term and long-term is a critical first step in achieving the objectives of our compensation programs. These performance measures:
•
help align executive interests with Kinross’ long-term strategy and the interests of shareholders

•
reinforce Kinross’ operating performance and execution of strategic objectives

•
support pay for performance alignment in a way that is transparent and understood by all stakeholders

This requires that we thoughtfully establish measures which reflect the key decisions executives make to deliver long-term value and measure items within the control of our executives. Gold mining is a capital-intensive business with long business cycles, therefore decisions made by executives in one year may impact future years. While our short-term incentive plan rewards executives based on performance in that year, the heavier weighting on the long-term incentives is intended to encourage executives to focus on making decisions that are in the long-term best interests of the Company. Longer term Company performance is measured through our RPSUs, and through the share price as reflected in the realized value of the equity executives receive.
The following is an overview of the measures in our 2025 short- and long-term incentive plans:
Kinross’ annual operating performance objectives are laid out in its Four Point Plan, with certain strategic measures aligned to the Four Point Plan being used to measure Company performance for the SLT (the SLT measures). Each year, the Board considers the key priorities and approves the specific performance measures and associated metrics for the year for the SLT measures, which are linked to the Company’s core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under “STI Plan: Company Performance Measures — SLT Measures” on page 76. From the Company Four Point Plan, more detailed tactics and objectives are cascaded to create site Four Point Plans, which in turn form the foundation of department and individual objectives.
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Assessing Performance
At the end of the year, Company performance is assessed based on the Company Four Point Plan and SLT measures, site performance is assessed based on the site Four Point Plan, and individual performance is assessed based on related individual objectives. Site and Company Four Point Plan multipliers are determined based on an assessment of performance relative to targets established at the start of the year, and are used in determining short-term incentive payouts for all participating employees across the Company. In addition, Company performance is reviewed relative to competitor companies and a Company performance multiplier is determined for the SLT measures. Individual performance is assessed and an individual multiplier is determined for short-term incentive purposes. Finally, a multiplier is determined for long-term incentives based on individual and Company performance, as well as the overall pool for equity awards approved by the HRCC.
Compensation Recommendations
These decisions drive the calculation for the initial compensation recommendations for the SLT, including the CEO. After reviewing the initial compensation recommendations, the CEO and the HRCC may make adjustments to the recommendations for SLT members based on pay mix, market positioning, internal equity, retention, and shareholder returns, as well as extraordinary circumstances.
For more information on the performance measures established for the Company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and Company multipliers, see “2025 Company Performance: SLT measures” on page 78, and “2025 Individual performance: Named executive officers”, starting on page 83.
Aligning Executive Compensation and Total Shareholder Return
One of the principles of our executive compensation program is to align executive interests with Kinross’ long-term strategy and those of shareholders. We accomplish this in a number of ways:
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Compensation Approval Process
The executive compensation process depends on assessing Company and individual performance. The annual cycle to measure performance, then determine and approve executive compensation, is as follows:
The CEO evaluates each SLT member based on their performance against individual objectives and their contribution to overall Company performance. Based on that assessment, he makes a recommendation for approval to the HRCC regarding their individual short-term incentive component. The CEO and HRCC may also exercise discretion when making incentive compensation decisions, as outlined below.
Using Discretion
Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the HRCC may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.
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COMPONENTS OF EXECUTIVE COMPENSATION
The table below summarizes the components of our 2025 compensation plans applicable to all NEOs.
Component	Form	Period	How we determine the award
Total Direct Compensation
Base salary	Cash	One year	Based on role, market comparators, internal equity, individual experience, and performance.
Short-term Incentive	Cash	One year	Target award is established based on market comparators and internal equity. Actual awards are based on Company and individual performance, and consider overall pay mix guidelines.
Long-term incentive1	Restricted share units (RSUs)	Three years; vest in thirds over three years
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target based primarily on Company and individual performance.
The HRCC determines the mix of equity to be granted to NEOs for each calendar year. For the 2025 grant (granted in February 2026), RSUs made up 45% of the SLT’s annual long-term incentive award (one-third cash-settled and two-thirds equity-settled).

	Restricted Performance Share Units (RPSUs)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators and internal equity.
Actual grant value may be above or below target grant value based primarily on Company and individual performance.
The final number of shares vested is based on Company performance relative to performance measures. For the 2025 grant (granted in February 2026), these measures were: relative total shareholder return, attributable production, and attributable all-in sustaining cost2.
For the 2025 grant, RPSUs made up 55% of the SLT’s annual long-term incentive award. RPSUs are 100% equity-settled.

Benefit & Retirement Plans
Employee benefits and perquisites	Benefits and perquisites	Ongoing	Based on market comparators. Includes life, accidental death & dismemberment, critical illness and disability insurance, health & dental coverage, benefit reimbursement plan, and other benefits.
	Employee share purchase plan	Continuous based on eligibility requirements
Employees, including NEOs, may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the Company on a quarterly basis and total contributions are used to purchase Company shares.

Retirement plans	Executive retirement allowance plan (ERAP)	Ongoing	Based on market comparators. 15% or 18% of base salary and target bonus for the SLT.

1.
Stock options were removed from the long-term incentive mix starting with the 2019 grant (granted in February 2020) and were not included in the 2025 grant (granted in February 2026). Information on stock options and the Share Option Plan is outlined on page 106.

2.
Attributable all-in sustaining cost for compensation purposes as described under “LTI Plan: Company Performance Measures — RPSU Performance Measures” starting on page 87.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
TOTAL DIRECT COMPENSATION
Base Salary
To attract and retain a high-performing senior executive team, Kinross targets base salaries around the median of the compensation comparator group.
Base salaries paid to individual executives reflect:
•
the scope, complexity and responsibility of the position

•
salary levels for similar positions in Kinross’ comparator group

•
the executive’s previous experience and time in role

•
the executive’s performance

Each year Kinross reviews competitive market data and completes individual performance assessments. Where appropriate, base salaries are adjusted to reflect individual performance and internal equity, and to remain competitive in the market.
The HRCC reviewed base salaries for the SLT in February 2025 and approved modest adjustments for Ms. Freeborough and Mr. Schimper to keep pace with the market. Salaries were not increased for Mr. Rollinson and Mr. Gold. Mr. Latinovich joined Kinross at the end of 2024 with a salary of C$650,000. Further information regarding each executive’s 2025 base salary is provided with the “Summary Compensation Table” on page 98.
Following a review in February 2026, the Committee approved the following salaries for the named executive officers (all payable and shown in Canadian dollars) for 2026:
Named Executive Officer	2026 Base Salary (C$)
J. Paul Rollinson	1,750,000
Andrea S. Freeborough	725,000
Geoffrey P. Gold	930,000
Claude J.S. Schimper	725,000
Ryan J. Latinovich	675,000
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Short-Term Incentive Plan
Kinross’ short-term incentive plan covers employees at a professional level and above across the Company and is designed to reward Company, site, and individual performance in the most recent fiscal year. The measures for the year are focused on strategic and operational metrics which are within the control of executives and employees and are cascaded throughout the organization. The SLT’s short-term incentives are calculated as follows:
Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. Targets for each NEO are outlined on page 78. No adjustments were made to the targets for NEOs for 2025 or 2026.

Company Performance Multiplier (75%)
•
•
Each year, the Board reviews Company performance against the objectives established for the Senior Leadership Team, as well as the Company’s relative performance compared to its competitors.

•
The Board then determines the Company performance multiplier that will apply to the Senior Leadership Team. This multiplier can range from 0 to 200%, and makes up 75% of their total short-term incentive.

•
The weighting on Company performance varies by level across the organization, and the multiplier for employees, determined based on Four Point Plan objectives, may be different from that for the Senior Leadership Team.

Individual Performance Multiplier (25%)
•
For the Senior Leadership Team, the remaining 25% of the short-term incentive is based on individual performance and for other employees the weighting on individual performance is 50%.

•
The CEO reviews individual performance for his direct reports against individual objectives aligned to the Four Point Plan for the year, and determines an individual performance multiplier using the same range (0 to 200%).

•
A similar review for the CEO’s performance is completed by the Human Resources and Compensation Committee.

•
The assessment of individual performance is not a formulaic process and judgement is exercised in determining the individual performance multiplier to be applied.

Details on the assessment of 2025 Company performance and the resulting performance multiplier are outlined under “2025 Company Performance: SLT measures” starting on page 78. Details regarding 2025 individual performance and the resulting multipliers are provided under “2025 Individual performance:  Named executive officers”, starting on page 83.
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Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards for the SLT to better align cash and equity to the target pay mix. In addition, the CEO and the HRCC retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity. The CEO and the HRCC also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances, and market conditions as outlined under “Using discretion” on page 72.
In respect of compensation outcomes for 2025, the HRCC applied its judgment in the assessment of Company and individual performance, and felt that the compensation outcomes resulting from the application of the compensation programs and formula were generally appropriate. However, in recognition of the Tasiast fatality, the Committee elected to exercise its discretion to reduce the individual performance ratings for Mr. Rollinson, CEO and Mr. Schimper, Executive Vice-President and Chief Operating Officer. This is in addition to the deduction for the fatality which was automatically applied to the Company performance rating. The HRCC did not exercise any other discretion to change the 2025 compensation awards.
Details of the 2025 short-term incentive calculation for each NEO are outlined on page 85.
STI Plan: Company Performance Measures — SLT Measures
The following summarizes our approach to establishing measures under our short-term incentive plan:

KINROSS WAY FORWARD	FOUR POINT PLAN	SLT MEASURES
1	2	3

Our four “Principles for Building Value” are unchanged from year to year and guide business planning:
•
Operational excellence

•
Quality over quantity

•
Disciplined capital allocation

•
Balance sheet strength

Each year we establish a Four Point Plan which outlines the key priorities for the organization for that calendar year, providing alignment and focus across the organization. It contains the same primary elements from year to year:
•
Sustainability (health, safety & environment, community relations and people)

•
Financial and operational metrics (production, cost, cash flow, capital management), and

•
Building for the future (exploration, delivering capital projects, building future cash flow)

Company performance for the CEO and the Senior Leadership Team (SLT) is assessed using a few key metrics:
•
The SLT measures focus on key elements required to deliver long term shareholder value, aligned to the Kinross Way Forward and the 4PP for the year

•
They include a Relative TSR measure along with measures for safety and sustainability, operational and financial performance, balance sheet and future- oriented measures (exploration and capital projects)

Our employees are measured against the Four Point Plan and, as shown above, our SLT members are measured against certain key metrics which are aligned to the Four Point Plan, but are intended to reflect the critical role of these executives in directing and making strategic decisions for the Company aligned to the long-term interests of shareholders without undue risk-taking. In developing these metrics, we first identified the key elements of our strategy — the key areas the executives must manage each year — and then determined an appropriate metric(s) to measure Company success in each area.
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These strategic areas and the metrics identified to measure each are shown below:
Key Strategic Areas and SLT Measures
Key strategic area	Rationale	Metric
Safety and sustainability
How the Company acts with regard to health and safety, environment, and community relations determines our ‘license to operate’, and thus could significantly impact our operations. This metric reinforces our responsibility to our employees and communities regarding safety and sustainability, and the requirement for senior leadership to set the tone for the organization.

Corporate Responsibility Performance Metric: incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric. In the case of a fatality, there is an automatic 5% deduction from the total Company score.
Sustainability initiatives: an assessment of performance on delivery on our key sustainability commitments including diversity, climate, human rights, and governance.

Operational and financial performance
Annual operational performance determines financial success over the short- and long-term. Rather than measuring financial outcomes that are largely determined by gold price, the focus is on the two key drivers within the Company’s control that determine revenue and cash flow, namely production and cost.

Delivering against guidance: measures how well we deliver on our commitments to the market against the key publicly reported operational and financial metrics: attributable production, all-in sustaining cost, and capital.
Total cost: supports a continued focus on managing our costs, which is critical to maintaining profitable operations in a volatile gold price environment.

Balance sheet
A strong balance sheet is critical to enable us to proactively manage our business and invest in both organic and inorganic growth projects. A strong balance sheet allows us to withstand industry cycle volatility.
Attributable free cash flow per share: measures our ability to manage costs, judiciously allocate capital, increase margins and maintain a strong liquidity position.
Shareholder returns
Inclusion of shareholder returns is intended to reinforce alignment with shareholders in the cash compensation that executives receive. The use of a relative measure helps mitigate against gold price volatility.
Relative total shareholder returns: measured over a one-year period, compared to our performance peer group.
Building for the future
A key responsibility of management is making capital allocation decisions for the long term benefit of the Company and shareholders. This metric is intended to assess the outcome of those capital allocation decisions, other strategic decisions, and to capture other items which affect the value of our assets and the Company.

Deliver targeted strategic accomplishments: an assessment of performance on delivery on capital investments and key initiatives that are critical for advancing the Company’s organic growth agenda, reducing costs, and continuing to position the Company well for the future. May include increasing reserves, mine life extensions, M&A, etc.

It is expected that the strategic areas considered in the measures will remain relatively constant from year to year (subject to a significant change in strategy); however, the metrics used to measure them may vary and are aligned to the priorities and deliverables for each calendar year. For example, the metric for “Building for the future” is adjusted each year to align to the critical priorities in that year relating to delivering capital projects, achieving value from past investments/acquisitions, exploration, and other similar matters.
In addition to assessing Company performance against these objectives, the Board also considers the Company’s performance relative to our gold mining competitors. The assessment of Company performance is not solely a formulaic process and judgement is exercised in determining the final multiplier.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 Company Performance: SLT Measures (75% Weighting)
In early 2025, management and the HRCC agreed to several priorities for the year:
•
Continue to focus on safety as our number one priority

•
Deliver on our 2025 public guidance

•
Focus sharply on costs, margins, and cash flow in all operating decisions

•
Ensure our assets are optimized and delivering consistently

•
Advance and deliver key projects

•
Continue to advance exploration studies and permitting

The SLT measures noted above were appropriate to measure these priorities. In establishing the 2025 performance targets against the SLT measures, the HRCC considered prior year targets and actual performance as well as expected 2025 performance and challenges, as described below.
Corporate Responsibility Performance Metric	The 2025 target was set in line with the 2024 target and actual result, recognizing that the Company had achieved a very high level of performance and that while we want to incent maintaining or exceeding such a level, also recognizing that this, in itself, is a significant accomplishment.	20%
Sustainability initiatives	Initiatives in this category vary from year to year. For 2025, targets were based on the Company’s goals for greenhouse gas (GHG) emissions reductions and completion of human rights training.	5%
Delivering against guidance	2025 targets were aligned to 2025 guidance for attributable production, all-in sustaining cost and capital, in line with the approach in 2024.	15%
Total cost	The 2025 target was aligned to the 2025 budget, using the same approach as 2024.	10%
Attributable free cash flow per share	2025 target was aligned to the 2025 budget. Targets were differentiated for different gold price scenarios to ensure that management is rewarded for factors within their control.	10%
Relative TSR	The 2025 target was set at the median of the performance group.	10%
Deliver targeted strategic accomplishments	As the projects/initiatives and the associated metrics included in this category vary substantially from year to year, the targeted number of points to be achieved may also vary. For 2025, the number of points required as a percentage of maximum points was the same as that established in 2024.	30%
At the end of the year, performance was assessed based on these measures. The following is a summary of 2025 Company performance under each of our key strategic areas.
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Safety & Sustainability
•
In the area of Health and Safety, we advanced our safety program, focusing on the rollout of our Safeground brand and a new global critical risk management digital solution and in-field training programs. The sites achieved excellent results on their leading safety metrics. Tragically though, a business partner lost his life in an accident at Tasiast.

•
We maintained strong, positive relationships with local stakeholders and supported a record one million beneficiaries from 554 community programs in our host communities.

•
We exceeded our sustainability goals, achieving an approximate 1.5% reduction in greenhouse gas emissions through more than 30 energy efficiency projects, and a completion rate of close to 90% in human rights training across the organization.

•
We maintained our consistent top performer position in key external Sustainability rankings including a leading position in the S&P Corporate Sustainability Assessment.

•
In Canada, for the 8th consecutive year, Kinross was named one of Greater Toronto’s Top Employers, and in Chile, Kinross was named Company of the Year in Atacama by the Atacama Regional Development Corporation. The award recognizes organizations who have meaningfully contributed to the region, and have fostered positive relationships within the community.

•
In recognition of our superior governance practices, we were the highest ranked mining company and placed in the top 15% of companies overall in the Globe and Mail’s Board Games, an annual corporate governance ranking.

Operational & Financial Performance and Balance Sheet
•
We once again achieved our production, cost and capital guidance, and generated record attributable free cash flow1 of  $2.5 billion, an 85% year-over-year increase.

•
We continued to strengthen the balance sheet, repaying $700 million in debt (including full repayment of the Term Loan and early redemption of the 2027 notes), and reaching a net cash2 position of  $1.0 billion, with approximately $1.7 billion of cash and cash equivalents and total liquidity3 of  $3.5 billion as of year-end.

•
In 2025, our credit rating was upgraded by Moody’s and our credit outlook was upgraded by S&P.

Shareholder Returns
•
We returned over $750 million to shareholders through our share buyback program and dividend, including repurchasing $600 million in shares, and increasing the dividend by 17% in the fourth quarter of 2025. We generated exceptional total shareholder returns of 192% in 2025, outperforming many of our peers and the rise in the gold price.

Future Value
•
We advanced our organic growth projects in the U.S., leading to construction decisions at Round Mountain Phase X, Curlew, and Bald Mountain Redbird 2. These projects are expected to extend mine life and contribute significantly to Kinross’ production profile, with expected production of 400,000 Au eq. oz. between 2029 and 2031 and a total of 3 million Au eq. oz. between 2028 and 2038, based on the initial mine plan inventories.

•
At Great Bear, excellent progress was made to advance surface construction for the Advanced Exploration (AEX) project, detailed engineering for the Main Project, and permitting, with two of three phases of the Impact Statement submitted in 2025.

•
In Chile, Kinross submitted an Environmental Impact Assessment (EIA) to extend mine life at La Coipa and completed baseline studies to support the EIA for the Lobo-Marte project.

•
Exploration delivered a number of promising results in 2025, with approximately 275,000 metres of drilling completed for all exploration projects (brownfields, minex and greenfields).

•
Our three-year production outlook remains stable at 2 million Au eq. oz. per year in 2026, 2027 and 2028.

1.
Attributable free cash flow is a non-GAAP measure. Non-GAAP measures have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112.

2.
Net cash is calculated as cash and cash equivalents of  $1,742.3 million less long-term debt of  $738.2 million as reported on the Company’s consolidated balance sheet as at December 31, 2025.

3.
Total liquidity is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the company’s credit facilities (as calculated in Section 6 — Liquidity and Capital Resources of Kinross’ MD&A for the year ended December 31, 2025).

Overall, 2025 was another excellent year for Kinross. We achieved our production and cost guidance, generated record free cash flow, continued to strengthen the balance sheet, advanced our growth projects, and delivered exceptional returns to our shareholders.
The following are the targets established for each of the SLT measures for 2025, along with the performance results achieved and the rating approved. Performance on each measure, and the final Company multiplier, can range from 0% to 200%, and the Company multiplier determines 75% of the short-term incentive payment for SLT members, as described under “2025 Short-Term Incentive” on page 85. Assessment of performance on each measure requires judgement and does not reflect a formulaic determination. The HRCC assigned the ratings against the performance measures as shown below to reflect the Company’s performance. Overall, the Committee felt that a Company multiplier of 125% appropriately reflected the strong year.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key Area	Measure	Weight	Threshold	Target	Maximum	Actual performance	Rating
Safety & Sustainability	Corporate Responsibility Performance Metric (CRPM): Safety, Environment & Community Metrics (see next page for details)	20%	80 points	88 points	97 points	90.4 points	120%
	Sustainability initiatives: 1. Achieve GHG reductions against business as usual (BAU) forecast through energy efficiency projects (EEP)	5%	EEPs contribute to GHG reductions of 0.5% against BAU forecast	EEPs contribute to GHG reductions of 1% against BAU forecast	EEPs contribute to GHG reductions of 1.5% against BAU forecast	EEPs contributed to GHG reductions of approximately 1.5% against BAU forecast	150%
2. Human rights training	A human rights e-learning training course is developed, implemented, and completed by 60% of employees	A human rights e-learning training course is developed, implemented, and completed by 80% of employees	A human rights
e-learning training
course is developed,
implemented, and
completed by over
80% of employees.
In-person training
plan is developed for
implementation
starting in 2026 at
higher risk site
					locations	Developed and implemented a human rights e-learning training course with ~90% of employees completing the course. An in-person training plan for 2026 was developed for sites
Operational and Financial Performance	Deliver against 2025 guidance on attributable production, AISC1 and capital2: Production: 2.0M Au eq. oz. +/−5% AISC1: $1,500 per Au eq. oz. +/−5% Capital2: $1,150M +/−5%	15%	Production, AISC1, and capital2 miss guidance ranges	Production, AISC1, and capital2 are within guidance	Production and AISC1 beat guidance range; capital2 in line with guidance	All metrics within guidance: Production: 2.01M Au eq. oz. AISC1: $1,571 per Au eq. oz. Capital2: $1,175M	105%
	Total cost3: Manage costs (production cost before allocations, other operating cost and overhead)	10%	4% over budget	On budget	6% under budget	Total costs3 incurred were approximately 3.5% over budget	85%
Balance Sheet	Attributable free cash flow per share4 Achieve our budget	10%	28 cents per share below budget	On budget, with targets differentiated by gold price	23 cents per share above budget	$2.01 per share: 55 cents per share above target, significantly exceeding the maximum goal	200%
Shareholder Returns	Relative TSR5 Relative ranking vs. performance peer group	10%	25th percentile	50th percentile	100th percentile and positive absolute TSR	67th percentile with absolute returns of 192%	135%
Future Value	Targeted strategic accomplishments: • Advancement of key projects and exploration • Great Bear project • Future production and cost planning • Cost management • Succession planning	30%	25% of maximum points	50% of maximum points	>85% of maximum points	68% of max points: Advanced growth projects and exploration initiatives, with construction decisions made at Round Mountain Phase X, Curlew, and Bald Mountain Redbird 2; Great Bear project on track with significant progress made; Strong results on future production/ cost planning, cost management and succession planning	135%
Total		100%			Final Score after 5% deduction for Tasiast Mine Site Fatality		125%

1.
“Attributable AISC” reflects attributable all-in sustaining cost per equivalent ounce sold, which is a non-GAAP ratio and may not be comparable to similar ratios used by other issuers. Management uses this ratio internally and believes that it provides a better understanding of the cost of sustaining attributable gold production. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112.

2.
“Attributable capital” reflects attributable capital expenditures, which is a non-GAAP measure and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a useful indicator of Kinross’ cash resources utilized for capital expenditures. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112.

3.
The total cost metric is adjusted for variances relative to budgeted material assumptions (e.g. oil and other input commodity prices, foreign exchange, etc.). In 2025, total costs, after adjusting for uncontrollable price variances, were over budget.

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4.
“Attributable free cash flow per share” is a non-GAAP ratio, may not be comparable to similar measures used by other issuers and, for the purpose of measuring short-term incentive performance, is calculated as attributable free cash flow divided by the number of common shares outstanding at the beginning of the period. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112. Targets for this metric were differentiated for different gold price ranges to account for the volatility in gold price.

5.
TSR was measured from December 31, 2024 to December 31, 2025, using the trailing 20-day volume weighted average share price at the start and end of the performance period. The performance peer group included the following companies: Alamos, Agnico-Eagle, AngloGold Ashanti, B2Gold, Barrick, Centerra, Eldorado, Endeavour Mining, Evolution Mining, Gold Fields, IAMGOLD, New Gold, Newmont, Northern Star, and SSR Mining. The score for this metric is capped at 100% if TSR is negative.

Corporate Responsibility Performance Metric (CRPM)
The CRPM makes up 20% of the SLT measures and incorporates leading and lagging measures for health and safety, environment, and community relations, each of which determines about one third of the total metric, as shown in the table below.
First Priority	Indicator	Metric		Maximum Points	2025 Results1
Health and Safety (34 points)	Lagging Indicators	Total Reportable Injury Frequency Rate (TRIFR)	Reportable injuries	7	6.09
		Severity Rate	Lost / restricted days	10	8.30
	Proactive Drivers of Safety	Field Engagements	# of engagements completed	6	5.76
		Corrected Hazards	# of corrected hazards completed	6	4.98
		Operational Learning Teams	Percentage of total target population attending training	5	5.00
Environment (33 points)	Lagging Indicators	Environmental incidents	# and severity of incidents	7	5.80
	Proactive Drivers of Environment	Water management	Water balance accuracy and calibration; maintenance; site water security	10	9.00
		Reclamation & Closure	Closure plan actions and reclamation costs; reclamation activities	8	7.60
		Emergency Preparedness	Completion of emergency response drills and spill response training	2	1.80
		Waste Management	Waste management plans	6	5.60
Community Relations (33 points)	Lagging Indicators	Community incidents	# of incidents	4	4.00
		Feedback	Community and media feedback	11	9.75
	Proactive Drivers of Community Relations	Engagement	Stakeholders engaged and compliance to plan;% of employees engaged	6	5.95
		Local Contributions	Local employees/business partners; community investments, beneficiaries and outcomes	9	8.05
		Social Responsibility Performance Process	# of community relations standard processes updated	3	2.79
			Maximum	Target	Result
Total Points			100	88	90.4

1.
Figures may not add up due to rounding

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	81

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Company performance assessments under Mr. Rollinson’s leadership as CEO range from 70% to 130%, demonstrating our pay for performance philosophy with high scores reflecting years with strong results and low scores reflecting challenging years where Kinross underperformed:
Year	Company performance multiplier
2013	110%
2014	95%
2015	100%
2016	107%
2017	118%
2018	97%
2019	109%
2020	120%
2021	70%
2022	70%
2023	115%
2024	130%
2025	125%
82	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 Individual Performance: Named Executive Officers (25% Weighting)
The following summarizes 2025 performance for the Named Executive Officers and the resulting individual performance rating.

J. Paul Rollinson: CEO
Mr. Rollinson joined Kinross in September 2008 as the EVP, New Investments, and subsequently assumed the role of EVP, Corporate Development. He was appointed Chief Executive Officer in August 2012.

•
Demonstrated exceptional leadership rooted in the Kinross values and culture, resulting in an excellent year for the Company, including delivering on all guidance metrics and generating record free cash flow.

•
The Company’s strong results were reflected in its share price, which reached a record high in 2025. Shareholder returns were exceptional with one-year TSR of 192% and three-year TSR of 636%, outperforming peers. Kinross was recognized on the 2025 TSX30, an annual ranking of the 30 top-performing companies on the TSX, and Mr. Rollinson was recognized by The Economist as a top CEO in 2025.

•
Oversaw the Company’s capital allocation strategy, balancing debt repayment, return of capital to shareholders, and investment in the business:

•
Continued to prioritize debt reduction and repaid $700 million in 2025, significantly strengthening the balance sheet and reaching a net cash position at year-end.

•
Returned approximately $750 million to shareholders through the share buyback program and dividend (with the dividend increased in Q4).

•
Successfully advanced the Company’s organic and inorganic growth strategy and oversaw capital decisions and reviews of several strategic options:

•
U.S. organic growth projects advanced, with construction decisions made at Round Mountain Phase X, Curlew, and Bald Mountain Redbird 2, contributing to the advancement of the Company’s grade enhancement strategy.

•
Significant progress made at Great Bear to advance AEX surface construction, detailed engineering for the Main Project, and permitting.

•
Continued to advance execution of the Chile growth strategy, including completing baseline studies to support the EIA for the Lobo-Marte project.

•
Consistently focused on First Priorities, supporting Kinross’ safety program and advancing its Safeground brand and Critical Risk Management program. The Company maintained its strong position with external Sustainability rankings, including its leading position in the S&P Corporate Sustainability Assessment. Kinross was recognized as one of Toronto’s Best Employers for the 8th consecutive year and was named Company of the Year in Atacama by the Atacama Regional Development Corporation in Chile.

•
Continued to effectively manage relations with external stakeholders, including maintaining government relations in key jurisdictions, engaging with shareholders, and strengthening relationships with First Nations in Ontario.

•
Maintained a positive and constructive relationship between the Board and Management by effectively engaging with the Board and individual directors throughout the year. Facilitated a successful leadership transition of the Board Chair role from Catherine McLeod-Seltzer to Kelly Osborne and supported the selection and onboarding of the Board’s new director, Candace MacGibbon.

2025 STI Individual Performance Rating: 120% (including deduction for the Tasiast fatality)

Andrea S. Freeborough: EVP & CFO
Ms. Freeborough joined Kinross in 2009 and has held various positions, including VP, Corporate Controller, VP, Finance, and VP, Investor Relations and Corporate Development. She was appointed to the role of Chief Financial Officer on May 1, 2019, and became Executive Vice-President in October 2021. In addition to leading the Finance function, Ms. Freeborough has oversight for Information Technology, Supply Chain, and most recently, for Sustainability.

•
Provided strong leadership for the Finance, Information Technology, and Supply Chain functions, and took on oversight of Sustainability.

•
Significantly strengthened the balance sheet and liquidity position, ending the year with a net cash position.

•
Successfully balanced debt repayment and return of capital to shareholders:

•
Repaid $700 million in debt, including full repayment of the Term Loan and early redemption of 2027 notes.

•
Enhanced the return of capital program, returning over $750 million to shareholders through the share buyback program and dividend, included repurchasing over $600 million in shares, and increasing the dividend by 17% in the fourth quarter of 2025.

•
Managed relationships with credit rating agencies, receiving upgraded credit rating by Moody’s and upgraded credit outlook by S&P.

•
Oversaw successful insurance renewal process, Request for Proposal process for insurance brokerage business, renewal of revolving credit facility, and various complex tax matters globally.

•
Played a leadership role on the Cost Task Force, achieving improvements in several areas, including enhanced transparency, labour cost stability, and enhanced contractor management.

•
Provided direction and oversight in the advancement of several technology transformation initiatives and navigated rapidly changing technology and AI.

•
In the area of Sustainability, Kinross achieved an approximate 1.5% reduction in GHG emissions, reached a ~90% completion rate in human rights training across the organization, supported a record one million beneficiaries from 554 community programs in host communities, and maintained its consistent top performer position in key external rankings.

2025 STI Individual Performance Rating: 125%
2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	83

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices

Geoffrey P. Gold: President
Mr. Gold joined Kinross in May 2006, was appointed EVP and CLO in March 2008, appointed EVP Corporate Development in August 2012, and from October 2013 to April 2015 also assumed the role of EVP Human resources. In January 2016, he was appointed EVP Corporate Development, External Relations and CLO. He was appointed President in January 2024. He is responsible for overseeing the advancement of the Company’s major strategic growth initiatives in Canada and Chile, as well as the Company’s global Legal and Government Relations functions. Mr. Gold has been a member of the SLT for 20 years and has broad experience overseeing various Company functions including Legal, Corporate Development (including Greenfields Exploration), External Relations, Investor Relations, Communications, HR, Global Security, and Office Services.

•
Provided leadership and oversight for Kinross’ major strategic growth initiatives in Canada and Chile as well as the Company’s global Legal function, and took on responsibility for Government Relations and Security following the departure of the SVP, External Affairs.

•
Made significant progress at Great Bear:

•
Worked closely with the team to optimize the AEX work schedule to ensure the project remained on track and significantly advanced AEX construction as well as detailed permitting for the Main Project.

•
Oversaw the submission of two of three phases of the Impact Statement in 2025 and all legal aspects of permitting and negotiations.

•
Played a key leadership role with the CEO in strengthening relationships and engaging with First Nations, local communities, all levels of government, and other key stakeholders.

•
Assisted the Chile team with various strategic and compliance initiatives to support the growth strategy including, submission of EIA for La Coipa extensions, finalization of EIA for Lobo Marte, completion of Lobo Marte Feasibility Study review, and advancement of water strategy.

•
Provided leadership, guidance, and oversight on various global litigation, regulatory, legal, and key governance matters, including disclosure and maintenance of best practices leading to Kinross being the highest ranked mining Company in the Globe & Mail Board Games.

•
Upon assumption of oversight for global Government Relations, assisted the Mauritania team with managing several ongoing matters.

•
Oversaw the strategic Asante proceeds restructuring and equity sale transactions and successfully transitioned Corporate Development matters to Ryan Latinovich, EVP, Corporate Development, providing support and guidance where needed.

2025 STI Individual Performance Rating: 125%

Claude J.S. Schimper: EVP & COO
Mr. Schimper joined Kinross in 2010 and has held senior operational roles within the Company, including VP and General Manager, Kupol, Regional VP, Russia, and EVP, Russia and West Africa Operations. He was appointed to the role of Chief Operating Officer in July 2022 and is responsible for safely delivering on Kinross’ operational objectives across its global portfolio.

•
Successfully led Kinross’ global operations in achieving guidance on production and cost metrics, and ensured operations captured margins in a strong gold price environment. Highlights included:

•
Tasiast improved mining rates and was the highest-margin operation in the portfolio.

•
Paracatu produced over 600,000 Au eq. oz. (8th consecutive year over 500,000).

•
La Coipa significantly improved mining and mill performance and met production guidance.

•
U.S. Operations had another solid year, with production and costs on plan.

•
In the area of Safety, continued to advance our Safeground brand across sites, with a significant focus on embedding it within site operational cultures, developing a Safety Excellence e-learning refresher program, and launching a new Critical Risk Management solution. The sites achieved excellent results on their leading safety metrics. Tragically though, a business partner lost his life in an accident at Tasiast.

•
Oversaw labour negotiations at Tasiast and La Coipa, successfully finalizing a five-year collective labour agreement at Tasiast and a two-year collective labour agreement at La Coipa.

•
Championed various development programs for operations employees globally including Maintenance Reliability Excellence, Kinross Artificial Intelligence Machine Learning Excellence Programs, Operational training on systems, Continuous Improvement Training as well as sponsoring rotational and cross-site exchange programs.

2025 STI Individual Performance Rating: 120% (including deduction for the Tasiast fatality)

Ryan J. Latinovich: EVP, Corporate
Development
Mr. Latinovich joined Kinross in December 2024 and was appointed to the role of EVP, Corporate Development, responsible for overseeing all Corporate Development activities for the Company.

•
Successfully integrated quickly into the Company and SLT, taking on oversight for Corporate Development activities.

•
Led reviews of several strategic options, oversaw participation in all major sale processes, initiated and advanced regional M&A consolidation strategies, and oversaw work on multiple MOE and M&A opportunities.

•
Strengthened key relationships, completing significant diligence and positioning Kinross as a credible partner of choice.

•
Advanced Chile extension strategies.

•
Oversaw support for complex contract negotiations and government interactions.

•
Developed strategic filters and an assessment framework to prioritize M&A opportunities and compare them to internal options.

•
Developed a system to better coordinate priorities within the Strategic Investments portfolio and improve integration with Greenfields exploration for targeting and tracking opportunities.

•
Established and selectively strengthened advisor relationships to broaden intelligence channels on relevant opportunities.

2025 STI Individual Performance Rating: 110%
84	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 Short-Term Incentive
Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the 2025 short-term incentives. These short-term incentive payouts were recommended by the HRCC and approved by the Board.
Named Executive Officer	Title	Company results × 75% weight	+	Individual results × 25% weight	=	Total performance multiplier	2025 STI Target1	2025 STI (US$)2
J. Paul Rollinson	Chief Executive Officer	125%		120%		124%	150%	2,302,344
Andrea S. Freeborough	EVP & Chief Financial Officer	125%		125%		125%	90%	549,936
Geoffrey P. Gold	President	125%		125%		125%	140%	1,149,120
Claude J.S. Schimper	EVP & Chief Operating Officer	125%		120%		124%	90%	544,437
Ryan J. Latinovich	EVP, Corporate Development	125%		110%		121%	90%	517,514

1.
STI target (% of salary) for purposes of calculating STI.

2.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7296.

2026 SLT Measures
The SLT measures established for 2026 are outlined below. The following changes will be made in 2026:
•
The weighting on the Financial and Operational category will be increasing from 35% to 40%.

•
To enhance disclosure of our cost metric, the Total Cost metric will be replaced with Production Cost of Sales, with target aligned to annual public guidance.

•
The Corporate Responsibility Performance Metric (CRPM) will be replaced with separate metrics for Health and Safety, Environment and Community Relations, to enhance disclosure and increase transparency of our sustainability metrics.

Category	Measure	Details	Weighting
Safety & Sustainability (20%)	Health & Safety	• Total Reportable Injury Frequency Rate (TRIFR) • Severe Injuries • Potential Severe Injury Frequency Rate (PSIFR)	8%
	Environment	• Environmental Incidents • Water Management • Waste Management	7%
	Community Relations	• Community Incidents • Social Investments • Key Relationships	5%
Operational & Financial (40%)	Production	• Attributable Production	12.5%
	Costs	• Attributable All-in Sustaining Cost • Attributable Production Cost of Sales	12.5%
	Cash Flow	• Attributable Free Cash Flow per Share	15%
Future Value & Shareholder Returns (40%)	One-Year Relative Total Shareholder Returns (TSR)		10%
	Targeted Strategic Accomplishments	Key initiatives focusing on the advancement and delivery of capital projects, mine life extension, exploration, and cost optimization	30%
2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	85

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Long-Term Incentive Plan

Kinross Provides Long-Term Equity Incentive Compensation with the Following Objectives:
•
Align the interests of executives with those of shareholders

•
Focus efforts on improving shareholder value and the Company’s long term financial strength

•
Reward high levels of performance

•
Provide incentive for high levels of future performance

•
Provide a retention incentive to continue employment with the Company by providing executive officers with an increased financial interest in the Company

Long-term incentives are granted as part of the Company’s annual performance and compensation review, and may also be granted on hire and, in certain circumstances, as a result of a promotion.
In determining eligibility and target grant levels for long-term incentives, the HRCC considers competitive market practices, as well as internal equity and the importance of different roles to the organization.
The value of an individual’s actual annual grant is determined as a multiplier of annual base salary based primarily on Company and individual performance. Other factors considered include: position, level of responsibility, long-term performance, potential, and retention factors. The HRCC also considers each NEO’s existing holdings and outstanding awards (including previously granted awards) prior to determining the annual grant. The value of the annual grant may be further reduced or increased based on the positioning of total direct compensation relative to the comparator group, considering relative individual and Company performance and other factors. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the HRCC may exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ long-term incentive plan: Restricted Share Units and Restricted Performance Share Units. Kinross believes that each of these elements plays an important role as described below. Each year, the HRCC reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed. From 2008 to 2020, the Committee increased the weighting on RPSUs for the SLT six times, from 5% to 55%. We believe that by putting a greater emphasis on performance-based equity, we have created better alignment with shareholder interests, and this shift in the equity mix is in line with feedback we received from shareholders. The weighting on RSUs granted in 2026 (with respect to 2025) is 45% for the SLT, with two-thirds settled in equity when they vest and the balance cash-settled. RPSUs granted in 2026 (and all prior years) are fully settled in equity and can vest at zero if performance does not meet the threshold. No changes were made to the equity mix for the compensation awards with respect to 2025. The weighting of the components of the annual equity award for the SLT has not changed since 2020 and is shown below:

Restricted Performance Share Units (55%)
The performance metrics attached to the RPSUs provide for greater alignment between Company performance and realized pay, provide an additional incentive for future performance, and ensure management is focused on achieving the fundamental business outcomes related to shareholder value.
In addition, as all RPSUs are settled in equity, and with a 50% weighting on the relative TSR metric, there is strong alignment with shareholders.

Restricted Share Units (45%)
RSUs provide for alignment with shareholders, as the value is dependent on the stock price.
Equity-settled RSUs increase executive shareholdings, and provide for alignment even after the RSUs have vested for as long as the executives continue to hold the shares.
Cash-settled RSUs are not dilutive, and allow executives to receive a small component in cash, aligned to share price performance during the vesting period, without executives trying to ‘time’ their share sales.

86	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
LTI Plan: Company Performance Measures — RPSU Performance Measures
Setting the RPSU performance measures is an important cornerstone in achieving the objectives of the long-term incentive program. Every year the HRCC reviews the RPSU measures and associated weightings to ensure they continue to be aligned with our strategy and key performance drivers for the coming three years, as well as with long-term TSR performance and shareholder interests. They also review current best practices and consider shareholder feedback before approving the measures for a new grant. The RPSU measures used for the grants which vested in February 2026 (granted in 2023 with respect to 2022) and for the grants made in February 2026 (with respect to 2025) and the rationale for each is as follows:
Measure	Weighting	Rationale
Relative TSR	50%	As a direct link to the interests of shareholders, we assess relative TSR performance over three calendar years. We compare Kinross’ performance to that of the companies in our performance peer group, made up solely of gold companies who face the same commodity cycle and are similar in size and complexity. While both our RPSU and short-term incentive plans include relative TSR, the TSR measure in the RPSU plan is a longer-term measure covering three full calendar years, while that included in the short-term incentive plan is a one-year measure.
Production	25%
We recognize that TSR represents shareholder value over time, but TSR alone has limited ability to incent behaviour as it is often affected by factors outside an executive’s control. In a volatile commodity business, cash flow is an important performance metric, but is largely driven by gold price (a factor outside management’s control). However, two key inputs to cash flow that lie within management’s control are production and all-in sustaining cost. Therefore 50% of the outcome on our RPSUs is determined based on these key operational metrics.

All-in Sustaining Cost (AISC)	25%
Prior to 2020, the targets for production and cost were set on an annual basis and linked to our annual public guidance. In 2020, in response to shareholder feedback and to further align executive interests with Kinross’ long-term strategy, we moved from setting annual targets for production and cost to setting three-year targets for these measures. We believe the shift to measuring longer-term performance in our RPSU plan thereby encourages longer-term thinking, while maintaining the focus on our two critical business drivers, and will reinforce sustainable performance and the creation of shareholder value over the long-term.
The design of the RPSU plan is intended to reward strong performance while ensuring that weaker performance results in correspondingly lower outcomes. To date, 15 grants of RPSUs have vested from 2012 to 2026, with vesting levels ranging from 37% to 145%. The relative TSR measure has been the most significant factor influencing that vesting level. All of our performance measures will score zero if the performance does not meet the threshold.
•
2012 to 2017: For RPSUs that vested from 2012 to 2016, the Company did not meet the threshold on the RTSR measure, and it received a score of zero, resulting in overall low vesting scores of 37% to 70%. There was a slight improvement for the RPSUs that vested in 2017, with the RTSR metric scoring 50%.

•
2018 to 2022: RTSR improved significantly, contributing to the higher vesting levels seen in these years.

•
2023 to 2024: For the RPSUs that vested in 2023, our TSR underperformed, resulting in a score of 50% on that metric. While our TSR improved at the end of 2023, our operational challenges in 2021 and 2022 resulted in low scores on the production and cost metrics for the RPSUs that vested in 2024.

•
2025 to 2026: Kinross outperformed on three-year relative TSR during these performance periods with exceptional three-year shareholder returns of 636% at the end of 2025, resulting in higher overall vesting scores in these years.

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	87

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Compensation year	Year vested	RPSU Vesting %
2008	2012	37%
2009	2013	45%
2010	2014	58%
2011	2015	70%
2012	2016	67%
2013	2017	82%
2014	2018	118%
2015	2019	113%
2016	2020	115%
2017	2021	98%
2018	2022	88%
2019	2023	41%
2020	2024	63%
2021	2025	109%
2022	2026	145%
RPSUs Vested in February 2026
The RPSUs granted in 2023 with respect to 2022 (and included in 2022 compensation) vested in February 2026. To determine the vesting percent, we completed the following calculation:
1.
Assessed performance and vesting percent for each performance measure:

Relative TSR, Production and All-in Sustaining Cost per gold equivalent ounce sold (for RPSUs).
As these are all three-year measures, performance is assessed once at the end of the three years. Actual performance is compared to our vesting schedule, and the vesting percent is thus established for these metrics:
•
3-year weighted average AISC: Results were short of target, resulting in a score of 81%

•
3-year total production: Results were just above target, resulting in a score of 100%

•
3-year relative TSR: Kinross’s TSR performance on both a relative and absolute basis over the 3-year performance period (2023 to 2025) was exceptional, resulting in a score of 200%:

•
Kinross has been a leading company amongst peers for two consecutive years, positioned at the 100th percentile for 3-year TSR at the end of 2024 and 93rd percentile for 3-year TSR at the end of 2025

•
3-year shareholder returns for the period ending December 31, 2025 were 636%

2.
A weighted average of the vesting percent for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the HRCC. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

88	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
In line with that approach, the following outlines the calculation for the vesting of the RPSUs that vested in February 2026:
Measures	Weighting	Threshold1	Target1	Maximum1	Actual performance	Score1
Relative total shareholder return 3-year (2023-2025) TSR ranking vs. performance peers2	50%	Below 20th percentile	Above median	90th percentile and above with positive absolute TSR	93rd Percentile with returns of 636%	200%
Production (attributable gold equivalent ounces) for RPSUs3 Performance against 3-year (2023-2025) total production guidance	25%	10% below target	6.20M ounces	7% above target	6.23M ounces	100%
All-in sustaining cost per gold equivalent ounce sold (“AISC”) for RPSUs4 Performance against expected 3-year (2023-2025) weighted average AISC4 as established by the SBP	25%	10% above target	$1,256	10% below target	$1,330	81%
Weighted average						145%

1.
The score on each measure can range from 0% to 200% (with scores above 150% based on HRCC discretion for outstanding performance). Performance below threshold results in 0% vesting on that component, target performance results in 100% vesting, and maximum is 200% vesting.

2.
Adjusted for the removal of Newcrest and Yamana due to the acquisitions of these companies during the performance period.

3.
Attributable gold equivalent ounce production for 2023 to 2025. Production (attributable gold equivalent ounces) for RPSUs is production disclosed in Kinross’ Management’s Discussion and Analysis, adjusted for variances relative to guidance in the ratio of gold to silver price, which is used to convert silver production to gold equivalent, and adjusted to exclude attributable production for Round Mountain Phase S in 2024 and 2025, as this project was not approved at the time of grant, and therefore not included in the targets for this grant. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112. No other adjustments have been made for purposes of determining the vesting of RPSUs in 2026.

4.
Three-year weighted average attributable all-in sustaining cost per equivalent ounce sold for the period 2023 to 2025. Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP ratio and may not be comparable to similar measures used by other issuers. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112. Attributable all-in sustaining cost per equivalent ounce sold for RPSUs is attributable all-in sustaining cost per equivalent ounce sold, as disclosed in Kinross’ Management’s Discussion and Analysis adjusted for variances relative to forecasted material assumptions (gold price, oil price, inflation and foreign exchange) and adjusted to exclude material project and strategic activity costs that were not included in the targets for this grant. For further details, including quantitative reconciliation, see “Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments” on page 112. No other adjustments have been made for purposes of determining the vesting of RPSUs in 2026.

The total RPSU score of 145% is the highest RPSU vesting score to date, reflecting Kinross’s outstanding performance on an absolute and relative basis over the three-year performance period, and strongly aligning executive realized pay with shareholder returns.
2025 RPSU Grant Awarded in February 2026
The number of RPSUs that vest is based on Company performance relative to the targets established for each measure. If the threshold level of performance is not achieved, no RPSUs will vest for that component. The RPSUs included in 2025 compensation and granted in February 2026 will vest in February 2029 based on the schedule below:
Measure	Weighting			Percent of units that will vest
		Threshold 0%	Target 100%	Maximum 200%
Relative TSR ranking	50%	Below 25th percentile	50th percentile	100th percentile
Total Production	25%	−15%	Three-year total production guidance for attributable gold equivalent ounces1	+15%2
Total AISC	25%	+15%	Expected three-year total AISC as determined by the 2025 Strategic Business Plan (SBP)3	−15%

1.
The three-year production target for the 2025 grant is aligned to Kinross’ three-year public guidance for 2026 to 2028.

2.
To achieve maximum (200%) on the production measure, attributable all-in sustaining cost must also be within +/−5% of the target range.

3.
The three-year all-in sustaining cost target for the 2025 grant is based on our strategic business plan and considers the risks and opportunities in our portfolio.

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	89

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following are the details of each metric:

Relative TSR ranking
Total Shareholder Return performance over the three calendar years ranked against the performance peer group, as follows: Alamos, Agnico-Eagle, AngloGold Ashanti, B2Gold, Barrick, Centerra, Eldorado, Endeavour, Evolution, Gold Fields, IAMGOLD, New Gold, Newmont, Northern Star, SSR Mining, S&P/TSX Gold Index. Performance of each peer Company is assessed on the applicable U.S. stock exchange. The TSR for each Company (including Kinross) and the index will be calculated for the three-year period, and Kinross’ percentile rank within that group is determined. The HRCC has discretion to adjust the RTSR measure in the event of a material change in the companies included in the peer group during the three-year time frame.

Total Production
Target is to meet the three-year total production guidance for attributable gold equivalent ounces. Production results utilized for the RPSU calculation may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (i.e. gold to silver price ratio); and adjustments to reflect certain material operational and business changes that were not included in production forecasting assumptions at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.

Total AISC
Target is to meet the expected three-year total attributable all-in sustaining cost established through Kinross’ strategic business planning process. Attributable all-in sustaining cost results utilized for the RPSU calculation may vary from the figure publicly disclosed as part of Kinross’ annual reporting as a result of: adjustments to offset the impacts of positive or negative changes to material assumptions (inflation, gold price, royalties, foreign exchange rates and fuel price); and adjustments to reflect certain material operational and business changes that were unplanned at the time that the RPSU target was set. The HRCC can make other discretionary adjustments relating to extraordinary events.

The HRCC has discretion to adjust performance measures in the event of extraordinary circumstances and retains the right to modify the performance measures for future grants.
90	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
2025 TOTAL DIRECT COMPENSATION
In determining compensation for the SLT, the HRCC considers a number of factors including Company performance, individual performance, compensation relative to prior years, the Company’s target of median position relative to external benchmarks, individual roles and responsibilities, internal equity, and other factors.
Short-term Incentive (STI): Short-term incentives were calculated as per the formula using the Company performance multiplier of 125% based on the performance scores outlined in “2025 Company Performance: SLT measures” starting on page 78, and the individual performance multipliers outlined under “2025 Individual Performance: Named Executive Officers” on page 83. For further information on the final short-term incentive payments, see “2025 Short-Term Incentive” on page 85.
Long-term Incentive (LTI): Long-term incentives, in the form of equity, make up at least 50% of the total direct compensation awarded to SLT members. To recognize the year’s strong results, long-term incentives awarded for 2025 were higher than the previous year. The Board believes that rewarding the management team’s consistent performance with long-term incentives aligns their interests with shareholders while incentivizing future performance and retention. We believe this is particularly important in the mining industry, where decisions executives make in one year can affect the Company and shareholder returns for a number of subsequent years. In determining the LTI awards for the SLT, year-over-year increases in total compensation as well as the position of compensation relative to the market were also considered.
Total Direct Compensation: The total direct compensation package provided was intended to reflect excellent performance in 2025.
Pay Mix: 85% of the CEO’s total direct compensation is at-risk (STI plus equity) and tied to Company performance, with 56% in equity (LTI). At-risk pay for the other NEO’s ranges from 76% to 82% with at least 50% in equity. The equity mix includes 55% RPSUs and 45% RSUs.
Named Executive Officer	Title	Total Direct Compensation (US$)	Pay Mix
			At-Risk Pay	Equity
J. Paul Rollinson	Chief Executive Officer	8,131,848	85%	56%
Andrea S. Freeborough	EVP and Chief Financial Officer	2,182,635	78%	52%
Geoffrey P. Gold	President	3,710,016	82%	51%
Claude J.S. Schimper	EVP and Chief Operating Officer	2,255,349	78%	54%
Ryan J. Latinovich	EVP, Corporate Development	1,963,946	76%	50%

CEO PAY MIX

RPSUs: 31%
Base Salary: 15%
At-risk pay
RSUs: 25%
Short Term Incentive: 28%

Figures in chart may not add up due to rounding.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
BENEFIT AND RETIREMENT PLANS
Employee Benefits and Perquisites
Benefits and Perquisites
Kinross provides a competitive benefits program to all its Canadian employees, including members of the SLT, which includes: medical and dental insurance for employees and their dependents, life and accidental death & dismemberment insurance, critical illness insurance, business travel accident insurance, and income protection in case of disability.
Members of the SLT receive higher levels of insurance benefits (including life, accidental death & dismemberment, critical illness, and business travel accident), and participate in the benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. In addition, a parking allowance is provided to Mr. Gold and a car allowance to Mr. Rollinson. Where an executive is relocated on hire or promotion, he or she may also receive benefits which are greater than those generally available to other employees. The Company covers the taxes associated with relocation benefits provided to employees at all levels.
The benefits and perquisites offered to the SLT are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (subject to tax gross-ups in certain circumstances), and cease being provided to the executive upon termination, retirement, or death (see “Incremental payments on termination, retirement and death” on page 111 for further details).
Employee Share Purchase Plan
Under Kinross’ Employee Share Purchase Plan (ESPP), employees, including NEOs who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and Company contributions.
Retirement Plans
As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an Executive Retirement Allowance Plan (ERAP) for the SLT. The benefits available to the SLT under this plan are comparable to those offered by companies in the comparator group. Each member of the SLT participated in this plan in 2025; participants who are in this plan are not eligible to participate concurrently under any other Kinross-sponsored retirement plan.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following sets out the terms of the Executive Retirement Allowance Plan:
Company contributions
The Company makes notional contributions of 15% of base salary and short-term incentive target bonus, accrued quarterly, beginning on the executive’s membership date, and continuing throughout the executive’s employment, including during any severance period following a change of control. Following 60 months of continuous service as a member of the ERAP, the executive receives an additional 3% notional contribution of base salary and short-term incentive target bonus accrued quarterly.
As security for all non-U.S. taxpayer members of the ERAP, the Company pays for the cost of an annual letter of credit, which together with refundable tax is sufficient to cover the total accrued benefits of such non-U.S. taxpayer members under the plan.

Membership and Eligibility	Membership is determined by eligibility for the plan which is based on the nomination of one or more executives by the Company. The eligible individual is required to take certain actions to complete membership.
Employee contributions	None — the Company covers all contributions and costs.
Interest	Interest is calculated and compounded on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last business day of the prior quarter.
Vesting
For executives who were members prior to May 1, 2015, benefits accrued in a month vest at the end of that month except for the additional 3% contribution which vests at a rate of 50% per month. For new executives who become members after May 1, 2015, all benefits vest at a rate of 50% at the end of each month. When a member has 96 or more months of continuous service, benefits will vest at 100% at the end of the month in which they are accrued.

Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. An executive, who is not a U.S. taxpayer, may elect (prior to termination) to receive this amount as either a lump sum payable in one or two installments, or in consecutive monthly payments over a period of up to 18 months following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)	The accrued allocation and accumulated interest are paid out as a lump sum to the named beneficiary of the executive, or to the estate.
Kinross provides Canadian executives below the SLT with a retirement plan to assist in saving for retirement. Company contributions equal 13% of base salary and short-term incentive target bonus. Following 60 months of continuous service at the Vice-President level, the executive receives an additional 2% of base salary and short-term incentive target bonus.
The following is a table showing the accumulated value under all applicable retirement plans in which the NEOs participated during 2025 (sum of elements may vary slightly due to rounding)1:
Name	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year end
	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	7,388,041	558,144	259,813	8,205,998
Andrea S. Freeborough	1,259,582	167,181	100,373	1,527,135
Geoffrey P. Gold	4,708,346	295,488	164,626	5,186,460
Claude J.S. Schimper	427,640	139,319	16,728	583,687
Ryan J. Latinovich	0	135,160	2,136	137,296

1.
Retirement allowance values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7296.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Share Performance and NEO Compensation
The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2025 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (gold index). The graph and the table below show what a C$100 investment made in Kinross common shares, the S&P/TSX Composite Index or S&P/TSX Global Gold Index at the end of 2020 would be worth every year and at the end of the five-year period following the initial investment.

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)

500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
2020
2021
2022
2023
2024
2025
LEGEND
Kinross Gold (TSX: K)
S&P/TSX Composite Index
S&P/TSX Global Gold Index

CUMULATIVE TOTAL SHAREHOLDER RETURNS (C$)

Figures in table are rounded percentages	2020	2021	2022	2023	2024	2025
Kinross Gold (TSX: K)	100	80	62	92	156	456
S&P/TSX Composite Index	100	125	118	132	160	211
S&P/TSX Global Gold Index	100	90	92	96	123	285

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
For the five-year period ended December 31, 2025, Kinross has seen a total shareholder return of over 350%.
From 2020 to 2025, NEO compensation was determined primarily based on Company operational performance, which includes the items within the control of management. Aggregate compensation for all NEOs was also affected by changes in senior leadership personnel. Total shareholder returns reflect many factors which are outside the control of management (such as commodity prices, geopolitical risk, and broader market factors), as well as Company performance and management decisions. The HRCC strives to balance operational performance, financial results, and market outcomes (such as total shareholder returns) when determining SLT compensation. In addition, the Committee may also exercise discretion to reflect extraordinary events, prevailing circumstances, and market conditions.
The following are some of the ways in which compensation was aligned to total shareholder returns during this period:
•
2021 — Shareholder returns were negative in 2021 and underperformed the gold index. In addition, safety and operational challenges significantly impacted Company results. Therefore, total compensation for the CEO decreased and aggregate total compensation for the four SLT members (excluding Claude Schimper who joined the SLT in late 2021) also decreased (this decrease was offset by Mr. Schimper’s compensation increase, in part due to his promotion to the SLT, resulting in a smaller decrease in aggregate total compensation for the five NEOs over 2020).

•
2022 — Shareholder returns were low in 2022 and underperformed the gold index. Company performance was impacted by several unprecedented macro factors as well as unforeseen operational challenges. However, significant actions were taken to address and mitigate these challenges, and advancements were made in several key areas that laid the foundations for a successful future. Aggregate NEO total compensation decreased over 2021.

•
2023 — Shareholder returns were positive in 2023 and outperformed the gold index. Following a strong year operationally and solid returns to shareholders, compensation for the CEO and other NEOs increased over 2022.

•
2024 — Shareholder returns continued to significantly increase in 2024 and outperformed the gold index and most peers. Following another excellent year operationally, resulting in record free cash flow, compensation for the CEO and other NEOs increased.

•
2025 — Shareholder returns in 2025 were exceptional and continued to outperform the gold index. Operational and financial results were excellent, resulting in record free cash flow for the second consecutive year. In line with performance, compensation for the CEO and other NEOs increased.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
As the summary and graphs above show, the HRCC has increased and decreased executive compensation, as and when appropriate, to recognize operational and share price performance and their impact on shareholders. However, the Committee believes that the strongest alignment between total shareholder returns and executive compensation is seen in the value of equity realized by executives over time. When the share price has decreased, not only has the compensation awarded decreased, but executives have experienced a significant loss in the value of their equity holdings, and have actually been able to realize only a fraction of the values reported in the “Summary Compensation Table” at time of grant. On the other hand, when the share price increases, executives also benefit, thus incenting them to deliver value for shareholders.
The following chart compares the values realized by the CEO to the compensation awarded, as reported in the “Summary Compensation Table”, and to the value realized by shareholders over the past six years. Due to share price appreciation, the CEO’s realized and realizable pay was higher than the compensation awarded in most years. The value realized by shareholders is significantly greater than that realized and realizable by the CEO over this time period as shown in the last two columns of this table. On average, over this period, the value of C$100 invested by shareholders at the start of each of the periods shown has returned C$507, while each C$100 awarded to the CEO has increased to a current value of C$211.
Year1	Value as of December 31, 2025 (C$ millions)				Value of C$100
	Total direct compensation awarded2	A Realized pay3	B Realizable pay4	A+B Current value	Period	To CEO5	To shareholders6
2020	8.8	7.1	0.0	7.1	12/31/2019-12/31/2025	81	628
2021	7.8	12.7	0.0	12.7	12/31/2020-12/31/2025	163	414
2022	7.8	8.1	25.0	33.1	12/31/2021-12/31/2025	426	527
2023	8.9	5.9	22.9	28.8	12/31/2022-12/31/2025	325	700
2024	9.8	5.0	11.5	16.4	12/31/2023-12/31/2025	168	482
2025	11.1	4.9	6.3	11.1	12/31/2024-12/31/2025	100	290
					Average	211	507
Figures in table may not add up due to rounding
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1.
The year shown is the year for which the compensation was granted and included in the “Summary compensation table”. 2025 compensation includes short-term incentives and long-term incentives, which were awarded in February 2026 with regard to 2025 and included in 2025 compensation.

2.
Total direct compensation awarded is the total direct compensation (salary, short-term incentive, and long-term incentive) as reported in the “Summary compensation table” for that compensation year, including the fair market value of equity at time of grant.

3.
Realized pay is the sum of the salary, short-term incentive, and RSUs/RPSUs granted for that year which vested during the period, based on the share price at date of vest (taxable compensation value).

4.
Realizable pay is the theoretical remaining value for unvested equity (as of December 31, 2025) based on the December 31, 2025 share price. It is calculated as the total of all RSUs and RPSUs (at target) granted for that year which have not yet vested, valued using the share price as at December 31, 2025 (except for grants made in February 2026 with regard to 2025 is valued as of February 2026).

5.
Value of C$100 to CEO represents the actual value to the CEO for each C$100 awarded in total direct compensation for the year indicated, as of December 31, 2025. It is calculated as current value divided by the total direct compensation awarded.

6.
Value of C$100 to shareholders represents the value of a C$100 investment in Kinross common shares made on the first day of the period indicated.

The following table shows total compensation as a percentage of operating earnings and total equity.
	Total compensation for NEOs (US$)	Total compensation for NEOs as a % of operating earnings1	Total compensation for NEOs as a % of total equity1
20252	20,147,996	0.61%	0.23%
20242	17,156,353	1.11%	0.25%
Change (2024 to 2025)	2,991,643	−0.50%	−0.01%
Figures may not add up due to rounding
1.
Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

2.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table using the following U.S. dollar exchange rates for C$1.00: 2025 — 0.7296; 2024 — 0.6950.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
KEY SUMMARY TABLES
Summary Compensation Table1
The following table provides information for the year ended December 31, 2025 regarding the annual compensation paid to or earned by the Company’s Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated executive officers whose total compensation exceeded $150,000 for the year 2025 (the named executive officers, or NEOs).
Compensation for the NEOs is paid in Canadian dollars. Compensation may vary year-over-year based on the change in currency exchange rates. Figures in table may not add up due to rounding.
Name and Principal Position					Non-equity incentive
	Year	Salary	Share-based Awards2, 4	Option-based Awards3, 4	Annual Incentive Plans5	Long-term Incentive Plans	Pension Value6	All Other Compensation7	Total Compensation
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson Chief Executive Officer	2025	1,240,320	4,589,184	0	2,302,344	n/a	558,144	300,964	8,990,956
	2024	1,181,500	3,379,090	0	2,259,619	n/a	531,675	300,233	7,652,117
	2023	1,187,077	3,442,524	0	2,069,966	n/a	534,185	312,030	7,545,783
Andrea S. Freeborough Executive Vice-President & Chief Financial Officer	2025	488,832	1,143,867	0	549,936	n/a	167,181	64,868	2,414,684
	2024	451,750	941,030	0	489,888	n/a	145,916	79,205	2,107,789
	2023	457,441	919,456	0	478,597	n/a	130,370	63,539	2,049,402
Geoffrey P. Gold President	2025	656,640	1,904,256	0	1,149,120	n/a	295,488	95,581	4,101,085
	2024	625,500	1,602,670	0	977,517	n/a	281,475	105,108	3,592,271
	2023	635,124	1,556,659	0	950,494	n/a	285,806	128,015	3,556,098
Claude J.S. Schimper Executive Vice-President & Chief Operating Officer	2025	488,832	1,222,080	0	544,437	n/a	139,319	76,532	2,471,199
	2024	451,750	975,780	0	523,465	n/a	128,750	97,423	2,177,169
	2023	453,660	998,052	0	479,746	n/a	129,293	156,583	2,217,334
Ryan J. Latinovich Executive Vice-President, Corporate Development	2025	474,240	972,192	0	517,514	n/a	135,160	70,966	2,170,072
	2024	1,737	1,042,500	0	347,500	n/a	0	0	1,391,737

1.
Compensation is paid in Canadian dollars and was converted to U.S. dollars for purposes of this table using the following U.S. dollar exchange rates for C$1.00: 2025 — 0.7296; 2024 — 0.6950; 2023 — 0.7561.

2.
Amounts shown represent RSUs and RPSUs granted in February of the year following the year shown as part of the annual compensation package of each NEO, valued at the date of the grant, plus any one-time awards granted during the year. There were no one-time grants awarded in 2025. One-time grant values included in 2024 compensation are: for Mr. Latinovich an on hire grant of C$1,500,000 of RSUs. The grant date fair value in the “Summary compensation table” for RSUs granted in 2026 (for the 2025 performance year), 2025 (for the 2024 performance year), and in 2024 (for the 2023 performance year), has been estimated using the Company’s volume weighted average TSX share price for the five trading days immediately preceding the date of grant to determine the grant date fair value, in order to reduce the impact of any short-term volatility in the share price. The accounting fair value is based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of the grant. In accordance with International Financial Reporting Standards (IFRS), the accounting fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. The grant date fair values and accounting fair values are shown in the table below:

Year	Grant Date	Grant Date Fair Value (C$)	Accounting Fair Value (C$)
2025	February 27, 2026	48.12	50.31
2024	February 24, 2025	16.02	15.62
2023	February 26, 2024	6.79	6.73
2022	February 27, 2023	5.04	4.92
For RPSU awards granted, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued to determine the fair value of the RPSUs as a whole. For the market-based condition (i.e. relative total shareholder returns), Kinross has utilized a Monte Carlo model
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because it is considered to be the most appropriate method available to fair value such share-based payment awards with market-based conditions. The non-market-based performance condition components are valued in the same manner as the RSUs. Underlying assumptions used in fair valuing the RPSUs and included in NEO compensation are as follows:
Assumption	February 27, 2026	February 24, 2025	February 26, 2024	February 27, 2023
Share price (C$)	48.12	16.02	6.79	5.04
Kinross beta versus the peer group	1.004	1.033	1.049	1.109
Average peer group volatility	45.60%	45.10%	44.40%	51.80%
Kinross volatility	41.80%	42.70%	42.10%	53.90%
Risk-free interest rate	3.46%	4.19%	4.45%	4.52%
Dividend yield	0.44%	1.09%	2.41%	3.31%
Fair value of RPSU (C$/RPSU)	51.88	16.86	6.65	4.69
Grants made in February 2023 with respect to performance in 2022, which are not included in the “Summary compensation table”, were valued as follows: Mr. Rollinson $3,315,115, Ms. Freeborough $866,543, Mr. Gold $1,426,396, and Mr. Schimper $885,960. For more details on these plans, including the treatment for the RSUs of any dividends payable on common shares, see the information under “Restricted Share Units” on page 102, and “Restricted Performance Share Units” on page 102.
3.
No options have been granted since 2019. For more information on the equity mix, see “Long-term incentive” on page 91. See the information under “Share Option Plan” on page 106 for more details regarding this plan.

4.
The following shows the breakdown in value between RSUs and RPSUs included in compensation each year, and the numbers of units granted for RSUs, RPSUs, and options. Grants are made in Canadian dollars and the number of units awarded is based on the grant date fair value in Canadian dollars. For RPSUs granted in February 2024 as part of the annual long-term incentive award, the number that vest can range from 0% to 150% of units granted based on Company performance (or up to 200% based on HRCC discretion). For RPSUs granted in February 2025 and February 2026, the number that vest can range from 0% to 200% of units granted based on Company performance. For 2025, RSUs made up 45% of each NEO’s annual long-term incentive award (where one-third were cash-settled and two-thirds were equity-settled).

Executive			Share-based awards			Number of units awarded
	Year included in compensation	Grant date	RSUs	RPSUs	Total	RSUs	RPSUs (at target)
			(US$)	(US$)	(US$)	(#)	(#)
J. Paul Rollinson	2025	February 27, 2026	2,065,133	2,524,051	4,589,184	58,822	66,683
	2024	February 24, 2025	1,520,590	1,858,499	3,379,090	136,573	158,578
	2023	February 26, 2024	1,549,136	1,893,388	3,442,524	301,746	376,734
Andrea S. Freeborough	2025	February 27, 2026	514,740	629,127	1,143,867	14,662	16,621
	2024	February 24, 2025	423,463	517,566	941,030	38,034	44,162
	2023	February 26, 2024	413,755	505,701	919,456	80,593	100,621
Geoffrey P. Gold	2025	February 27, 2026	856,915	1,047,341	1,904,256	24,408	27,670
	2024	February 24, 2025	721,201	881,468	1,602,670	64,776	75,213
	2023	February 26, 2024	700,497	856,163	1,556,659	136,446	170,354
Claude J.S. Schimper	2025	February 27, 2026	549,936	672,144	1,222,080	15,664	17,758
	2024	February 24, 2025	439,101	536,679	975,780	39,439	45,793
	2023	February 26, 2024	449,124	548,929	998,052	87,483	109,223
Ryan J. Latinovich	2025	February 27, 2026	437,486	534,706	972,192	12,462	14,127
	2024	February 24, 2025	1,094,400	0	1,094,400	93,633	0
Figures in table may not add up due to rounding
5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year, plus any one-time cash bonuses. The 2024 figure for Mr. Latinovich includes a one-time signing bonus in the amount of C$500,000, awarded in 2024 and paid in 2025. Additional details regarding Company and individual performance measures and results which were considered in determining their short-term incentive awards are provided on pages 78 to 85 of this circular. The short-term incentive plan is described on page 75.

6.
This column includes compensatory contributions made to each SLT member’s executive retirement allowance plan. Further details regarding the executive retirement allowance plan and Canadian retirement plan can be found on pages 92 to 94.

7.
This column includes incremental costs to the Company for perquisites provided to the SLT members, where applicable, including reimbursements made under the benefit reimbursement plan; a parking allowance for Mr. Gold; a car allowance for Mr. Rollinson; insurance premiums associated with additional life, accidental death & dismemberment, long-term disability, critical illness, and business travel; and administrative fees related to Mr. Schimper’s international long-term savings account (including the cost of related taxes) in 2023 and 2024. Further details relating to benefits and perquisites can be found beginning on page 92. In addition to perquisites, the figures in this column include the value of the Company match for the employee share purchase plan, as outlined on page 92. In 2025, perquisites which represented more than 25% of the total perquisite value for each NEO were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value (US$)	% of total perquisites
J. Paul Rollinson	Additional disability coverage	93,294	39%
	Additional life insurance coverage	60,656	25%
Andrea S. Freeborough	Benefit reimbursement plan	43,776	79%
Geoffrey P. Gold	Benefit reimbursement plan	43,776	46%
Claude J.S. Schimper	Benefit reimbursement plan	43,776	84%
Ryan J. Latinovich	Benefit reimbursement plan	43,776	82%
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Outstanding share-based awards and option-based awards1
The following table provides details regarding the outstanding RSUs (including RPSUs) to the NEOs as of December 31, 2025:
Name	Share-based awards — As of December 31, 2025
	Number of shares or units of shares that have not vested2	Market or payout value of share-based awards that have not vested3, 4	Market or payout value of vested share-based awards not paid out or distributed
	(#)	(US$)	(US$)
J. Paul Rollinson	1,783,240	50,298,671	0
Andrea S. Freeborough	474,576	13,386,044	0
Geoffrey P. Gold	793,322	22,376,711	0
Claude J.S. Schimper	496,375	14,000,919	0
Ryan J. Latinovich	94,301	2,659,872	0

1.
No outstanding options as of December 31, 2025.

2.
Share-based awards that have not vested include all outstanding RSUs and RPSUs as of December 31, 2025. The calculation for outstanding RPSUs granted on February 27, 2023 (for the 2022 compensation year) uses 145% (actual vesting percentage) for the vesting of all units, and the calculation for outstanding RPSUs granted on February 26, 2024 and February 24, 2025 assumes the vesting of all units at target (100%).

3.
The values of share-based awards are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7296.

4.
Based on the common share price on the TSX on December 31, 2025 of C$38.66.

Incentive plan awards — value vested or earned during the year
The following provides details on the value of awards vested or earned during the year ended December 31, 2025:
Name	Option-based awards — Value vested during the year	Share-based awards1,2 — Value vested during the year	Non-equity incentive plan compensation2 — Value earned during the year
	(US$)	(US$)	(US$)
J. Paul Rollinson	0	9,697,908	2,302,344
Andrea S. Freeborough	0	2,541,643	549,936
Geoffrey P. Gold	0	4,134,856	1,149,120
Claude J.S. Schimper	0	2,044,322	544,436
Ryan J. Latinovich	0	0	517,514

1.
Based on the common share price on the TSX on the vesting date.

2.
Value is in Canadian dollars and was converted to U.S. dollars for purpose of this table using the exchange rate of C$1.00 = US$0.7296.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2025:
Name	Number of options exercised and sold	Grant price1	Share price on exercise date1	Value realized1
		(US$)	(US$)	(US$)
J. Paul Rollinson	0	—	—	0
Andrea S. Freeborough	21,500	3.35	19.06	337,728
Geoffrey P. Gold	653	3.61	11.89	5,406
Claude J.S. Schimper	0	—	—	0
Ryan J. Latinovich	0	—	—	0

1.
Values are in Canadian dollars and were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7296.

100	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Additional equity compensation plan information
The following tables provide details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 20251:
Plan category	Number of securities to be issued upon exercise of outstanding RSUs2	Number of securities remaining available for future issuance under equity compensation plans3
Equity compensation plans approved by security holders	5,646,331	34,674,489
Equity compensation plans not approved by security holders	Nil	N/A
Total	5,646,331	34,674,489

1.
This table does not include RSUs granted in early 2026 prior to the date of this circular. Numbers of RSUs include equity-settled RSUs and RPSUs which are granted under the restricted share plan.

2.
Represents the number of common shares reserved for issuance upon exercise of RSUs.

3.
Based on the maximum number of common shares reserved for issuance upon exercise of options under the Share Option Plan of 31,166,667, under the Restricted Share Plan of 50,000,000, and under the Share Purchase Plan of 5,666,666.

	Restricted Share Plan		Share Option Plan		Share Purchase Plan
	No.	% of Outstanding Shares	No.	% of Outstanding Shares	No.	% of Outstanding Shares
Maximum shares issuable	50,000,000	4.167	31,166,667	2.598	5,666,666	0.472
Shares issued to date	28,063,549	2.339	13,292,845	1.108	5,156,120	0.430
Shares issuable under outstanding awards	5,646,331	0.471	0	0.000	N/A	N/A
Shares available for future awards	16,290,120	1.358	17,873,822	1.490	510,546	0.043
Aggregate number of full-value awards that have not vested or earned	RSUs: 1,934,024
RPSUs: 3,712,306

Shares for Issuance
	Restricted Share Plan	Share Option Plan	Share Purchase Plan
Maximum number of common shares reserved for issuance, as of December 31, 2025	50,000,000	31,166,667	5,666,666
Percent of common shares outstanding (approximate)	4.17%	2.60%	0.47%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the Company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the Company within a one-year period	10% of total common shares then outstanding
2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	101

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following table sets out the overhang, dilution percentages in respect of options under the Company’s Share Option Plan for the fiscal years ended 2025, 2024, and 20231:
	2025	2024	2023
Overhang1
The total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the Company at the end of the fiscal year.	1.49%	1.46%	1.47%
Dilution1
Options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the Company at the end of the fiscal year.	0.00%	0.00%	0.07%

1.
No options were granted to employees in 2023, 2024 and 2025. Overhang and dilution reflect the options granted to option holders of Great Bear in connection with the Company’s acquisition of Great Bear in February 2022.

The following table sets out the burn rate percentages in respect of equity securities under the Company’s Restricted Share Plan, Share Option Plan and Share Purchase Plan for the fiscal years ended 2025, 2024, and 2023:
	Restricted Share Plan1			Share Option Plan2			Share Purchase Plan3
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Burn Rate
The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding common shares of the Company at the end of the fiscal year.	0.11%	0.23%	0.32%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

1.
RPSUs are reflected at target (100%); RPSUs granted prior to 2025 can vest from 0 to 150% (or up to 200% based on HRCC discretion), while RPSUs granted in 2025 or later can vest from 0% to 200% based on Company performance.

2.
No options were granted to employees in 2023, 2024, and 2025.

3.
No shares were issued under the Share Purchase Plan in 2023, 2024, and 2025. Common shares were purchased from the market.

Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled)
Restricted Share Units
Kinross’ long-term incentive plan includes both cash-settled and equity-settled RSUs. Equity-settled RSUs are granted under the Kinross Restricted Share Plan, while cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled). In determining the value of grants for the NEOs, the HRCC considers previous grants (i.e. existing holdings and outstanding awards). Effective January 1, 2020, the number of equity-settled or cash-settled RSUs granted to an eligible employee is determined by dividing the dollar value of the grant by the volume weighted average TSX share price for the five trading days immediately preceding the date of grant.
Restricted Performance Share Units
Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced RPSUs, which are equity-settled RSUs with a performance element. In determining the value of grants for the NEOs, the HRCC considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a Monte Carlo model for the relative total shareholder return portion of the RPSUs and, effective January 1, 2020, the volume weighted average TSX share price for the five trading days immediately preceding the date of grant for the other performance measures.
RPSUs are granted under the Restricted Share Plan, settled in equity and are subject to all the key terms under the Restricted Share Plan outlined below, including treatment on termination, death or disability, and change of control. As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:
•
the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant), and

•
RPSU vesting is subject to Company performance relative to established performance measures during the three associated calendar years.

102	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
For information on RPSU performance measures, targets, and results, please see the “LTI Plan: Company Performance Measures — RPSU Performance Measures” section beginning on page 87.
Automatic Securities Disposition Plan
In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for SLT members to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.
Executives make an election to participate in the ASDP and may participate only if they meet Kinross’ minimum share ownership requirements (see page 68). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are certain restrictions on an executive’s ability to modify or terminate their participation in the plan.
In 2025, no senior executives participated in the ASDP.
2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	103

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Key terms under the Restricted Share Plan and Restricted Share Unit Plan (Cash-Settled) include the following:
Eligibility	Eligible individuals include employees of the Company and designated affiliates and individuals who provide consulting, technical, management, or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.
Restricted period
Equity-settled RSUs: At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant, and one-third until the third anniversary of the grant.
Cash-settled RSUs: The vesting for cash-settled RSUs is the same as that for equity-settled RSUs, except in the case of annual compensation grants, which are granted in February with respect to the prior year. For these grants, the final third vests in December of the second year after grant to comply with Canada Revenue Agency rules.
RPSUs: RPSUs generally vest on the third anniversary of the grant.

Vesting
Equity-settled RSUs, including RPSUs: A performance multiplier will be determined for RPSUs before the vesting. Each RSU or RPSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant. Holders also have the option of forfeiting shares otherwise receivable in exchange for the Company paying taxes on the holder’s behalf.
Cash-settled RSUs: A payment will be calculated using a volume-weighted average share price for the five trading days immediately preceding the vesting date multiplied by the number of vested RSUs.

Deferred payment date	Canadian participants may elect to determine a deferred payment date for equity-settled awards, however they must give the Company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the Company not later than 60 days before the deferred payment date to be changed.
Assignment	RSUs and RPSUs are not assignable.
Retirement or termination
During the restricted period: Any RSUs (including RPSUs) will automatically terminate on retirement or termination, unless otherwise determined by the Human Resources and Compensation Committee. The HRCC may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However, for equity-settled awards, such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of equity-settled RSUs to the participant.

Death or disability	In the event of death or total disability, any RSUs and target RPSUs held by the deceased or disabled participant will immediately vest.
Change of control
All outstanding RSUs and RPSUs will become vested (at target), notwithstanding the restricted period or any deferred payment date.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders of the Company;

•
a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Dividends
When normal cash dividends are paid to holders of common shares, participants holding RSUs (including RPSUs) subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and dividing by either:
•
for equity-settled RSUs, the closing price of the common shares on the TSX on dividend payment date; or

•
for cash-settled RSUs, the volume weighted average share price for the five trading days immediately following the dividend record date.

RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.

Number of shares under the plan
The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.
RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restricted Share Plan.

104	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Plan amendments — Restricted Share Plan
Under the terms of the Restricted Share Plan, shareholder approval is required for any amendment, modification or change that:
•
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the HRCC to make equitable adjustments in the event of transactions affecting the Company or its capital,

•
extends eligibility to participate in the Restricted Share Plan to non-employee directors,

•
permits restricted share rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the restricted share rights, to be made under the Restricted Share Plan,

•
reduces restrictions on the restricted period for RSUs (including RPSUs) except in the event of death, retirement, or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	105

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Share Option Plan
In 2019, the HRCC decided to change the mix of equity granted to executives and remove stock options from this mix beginning with the grant in February 2020. No grants of options were made from 2020 to 20251, or with the grant of February 2026.
The following are some key terms under the Share Option Plan which apply to all grants of options:
Eligibility	Eligible individuals include employees of the Company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer. Non-employee directors are not eligible to participate in this plan.
Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant, and one-third on the third anniversary of the grant. The HRCC reserves the right to determine when the participant’s options become exercisable within the term of the option.

Expiry	Options expire after seven years. However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.
Exercise price	The exercise price for each common share is determined by the HRCC at the time of grant, but is not less than the closing price of the common shares of the Company listed on the TSX on the trading day preceding the day on which the option is granted.
Assignment	Options are not assignable.
Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to HRCC discretion, as noted below.
Options not yet exercisable: Generally any options will be automatically terminated, subject to HRCC discretion, as noted below.
The HRCC reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the HRCC in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, Share Purchase Plan and Restricted Share Plan.

Death	Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.
Change of control
All outstanding options vest and become exercisable immediately. Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Number of options under the plan
The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

1.
9,880,094 options were granted to option holders of Great Bear in connection with the Company’s acquisition of Great Bear in February 2022. These options were granted under a separate approved pool and do not impact the shares issuable under the Share Option Plan.

106	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Plan amendments — Share Option Plan
Under the terms of the Share Option Plan, shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the Share Option Plan, except in connection with a change of control or pursuant to the provisions in the share option plan which permit the HRCC to make equitable adjustments in the event of transactions affecting the Company or its capital,

•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the HRCC to make equitable adjustments in the event of transactions affecting the Company or its capital,

•
extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant,

•
extends eligibility to participate to non-employee directors,

•
permits stock option rights to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the stock option rights, to be made under the Share Option Plan,

•
reduces restrictions on the exercisability of options granted under this plan except in the event of death, disability, retirement or termination of employment or upon a change of control, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.
2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	107

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Employee Share Purchase Plan
The following are some key terms under the Employee Share Purchase Plan which apply to all shares purchased or issued under this plan:
Eligibility	Full-time and part-time employees, including officers, whether directors or not, of the Company or any designated affiliate.
Purchase price
Newly-issued treasury shares: The purchase price is the weighted average closing price for the five (5) consecutive trading days prior to the end of the quarter.
Shares purchased on the open market: The average price paid for all shares purchased.
Trading prices are the prices of the Company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.

Holding period	All shares acquired by participants under the plan are subject to a six-month holding period.
Contribution changes	Employees can reduce, increase, or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days’ notice. Employees may not make a change more than once within any six month period.
Assignment	ESPP shares are not assignable.
Termination
Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and Company matching contributions returned to the Company.
Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.

Death, disability or retirement	In the event of death, total disability, or retirement, ESPP shares will be distributed to the employee or the estate immediately.
Change of control
All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.
Change of control includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders;

•
a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company; or

•
the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the Company.

Number of shares under the plan	The number of shares which may be issued under the ESPP in the aggregate and in respect of any fiscal year is limited under the terms of the ESPP and cannot be increased without shareholder and regulatory approval.
Plan amendments — Employee Share Purchase Plan
Under the terms of the Employee Share Purchase Plan (ESPP), shareholder approval is required for any amendment, modification, or change that:
•
increases the number of common shares reserved for issuance under the ESPP, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the HRCC to make equitable adjustments in the event of transactions affecting the Company or its capital,

•
extends eligibility to participate in the ESPP to non-employee directors,

•
permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,

•
permits awards, other than the common shares, to be made under the ESPP, or

•
deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification, or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.
Other amendments may be made without shareholder approval including amendments of a housekeeping nature, adjustments to outstanding shares under the ESPP in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.
108	2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
EMPLOYMENT CONTRACTS
Upon hire or promotion, all members of the SLT enter into an agreement with the Company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 73.
Compensation on Retirement or Death
Type of termination	Severance	Short-term incentive	RSUs / RPSUs1	Benefits	Retirement plan
Retirement	None	Prorated incentive paid based on date of retirement	All RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None	Accrued retiring allowance or pension, or value of savings plan account, payable, as applicable
Death	None	Prorated incentive paid based on date of death	All RSUs / RPSUs are immediately vested	Health and dental benefits continue for eligible dependents for 2 years	Accrued retiring allowance or pension, or value of savings plan account, payable to surviving beneficiary or estate, as applicable

1.
All equity is permitted to vest in accordance with the normal vesting schedule when SLT members: 1) reach the minimum early retirement age as specified in the Company pension plan in which they participated, or age 55, whichever is greater; 2) have a minimum of 10 years of service; and 3) provide a minimum three months’ notice of intent to retire. In addition, executives who achieve these minimum service and age requirements and retire on good terms following a successful transition to a successor would be eligible to receive a retiring allowance, calculated as 12 months’ base salary plus a cash payment representing the present value of three years’ additional retirement plan accrual. Currently none of our NEOs meet these requirements for the equity vesting or the retiring allowance.

Compensation on Termination of Employment
Among other things, the employment agreements for each of the SLT members generally outline terms relating to termination of employment with the Company.
The tables below outline the compensation payable to SLT members in the event of termination of employment without cause by the Company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the SLT member (a triggering event). The tables also outline the compensation to SLT members if the executive’s employment is terminated or the executive is subject to a triggering event within 18 months of the change of control of the Company, which includes, among other things:
•
a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders,

•
a sale of assets of the Company that have an aggregate book value of more than 30% of the book value of the assets of the Company,

•
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the Company which may be cast to elect directors of the Company or its successor,

•
dissolution, liquidation or winding up of the Company, or

•
an event following which the Company’s nominees for the Board of Directors do not constitute a majority of the Board of Directors.

2026 MANAGEMENT INFORMATION CIRCULAR KINROSS GOLD	109

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
In 2025, the following terms applied to all named executive officers1:
Provision	Termination without cause or resignation following triggering event	Termination or triggering event following change of control
Lump sum severance payment equal to the aggregate of:
Two times for Mr. Rollinson, Ms. Freeborough, Mr. Gold, Mr. Schimper, and Mr. Latinovich:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Three times for Mr. Rollinson and Mr. Gold, and two times for Ms. Freeborough, Mr. Schimper, and Mr. Latinovich:
•
base salary, and

•
the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)

plus:
•
the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	Up to C$10,000 (up to C$25,000 for Mr. Rollinson)	Up to C$10,000 (up to C$25,000 for Mr. Rollinson)
Benefits:
Continue for two years or, alternatively, a lump sum payment in lieu of benefits equal to:
•
30% of salary for Mr. Gold;

•
20% of salary for Ms. Freeborough, Mr. Schimper, and Mr. Latinovich; and

•
a lump sum payment of C$500,000 for Mr. Rollinson.

Continue for three years for Mr. Rollinson and Mr. Gold, and two years for Ms. Freeborough, Mr. Schimper, and Mr. Latinovich or, alternatively, a lump sum payment in lieu of benefits equal to:
•
30% of salary for Mr. Gold;

•
20% of salary for Ms. Freeborough, Mr. Schimper, and Mr. Latinovich; and

•
a lump sum payment of C$750,000 for Mr. Rollinson.

Executive retirement allowance plan (ERAP):	Lump sum equal to the present value of two years of ERAP contributions for Mr. Rollinson, Ms. Freeborough, Mr. Gold, Mr. Schimper, and Mr. Latinovich.	Lump sum equal to the present value of three years of ERAP contributions for Mr. Rollinson and Mr. Gold, and two years for Ms. Freeborough, Mr. Schimper, and Mr. Latinovich.
RSUs, RPSUs, and options:
Mr. Rollinson: 50% of all outstanding RSUs, and 50% of all RPSUs which would otherwise have vested during the ensuing two years, would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture2.
Mr. Gold, Ms. Freeborough, Mr. Schimper, and Mr. Latinovich3: all equity which would otherwise have vested during the ensuing two years will be permitted to vest in normal course (not accelerated). All such equity will remain subject to the recoupment policy.
All outstanding RSUs and RPSUs vest immediately and remain in effect until their normal expiry.

1.
All agreements for NEOs hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months after the date of hire or appointment to the SLT (severance payment is reduced to 1.5 times, reimbursement for legal/financial counselling is C$3,000, benefits continue for 18 months or a lump sum payment equal to 10% of base salary in lieu, ERAP benefits cease to accrue, and any unvested RSUs and RPSUs are forfeited, except in case of termination due to change of control where all outstanding RSUs and RPSUs vest immediately).

2.
The RSUs and RPSUs scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the Board determines that the executive failed to act in the best interests of the Company or deliberately engaged in illegal activity.

3.
In the case of Ms. Freeborough, Mr. Schimper, and Mr. Latinovich, the Company may exercise its discretion to cancel the equity and pay a cash value in lieu of allowing the RSUs and RPSUs to vest.

Termination of employment is always by written notice, and may be by the Company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the SLT members under his or her employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Incremental Payments on Termination, Retirement, and Death
The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed fiscal year.
Name	Estimated incremental value of termination as of December 31, 20251
	Compensation component	Termination without cause	Termination following change of control	Retirement / resignation2	Death / change of control3	Termination with cause
J. Paul Rollinson	Severance payment	6,850,169	10,275,254	0	0	0
	Accelerated vesting of equity	362,602	771,828	0	771,828	0
	Benefits / ERAP	1,457,040	2,147,136	0	0	0
	Total	8,669,812	13,194,218	0	771,828	0
Andrea S. Freeborough	Severance payment	1,953,764	1,953,764	0	0	0
	Accelerated vesting of equity	0	209,181	0	209,181	0
	Benefits / ERAP	426,757	426,757	0	0	0
	Total	2,380,521	2,589,702	0	209,181	0
Geoffrey P. Gold	Severance payment	3,283,200	4,924,800	0	0	0
	Accelerated vesting of equity	0	353,857	0	353,857	0
	Benefits / ERAP	772,876	1,041,657	0	0	0
	Total	4,056,076	6,320,313	0	353,857	0
Claude J.S. Schimper	Severance payment	1,990,121	1,990,121	0	0	0
	Accelerated vesting of equity	0	221,240	0	221,240	0
	Benefits / ERAP	406,195	406,195	0	0	0
	Total	2,396,316	2,617,556	0	221,240	0
Ryan J. Latinovich	Severance payment	1,802,112	1,802,112	0	0	0
	Accelerated vesting of equity	0	69,411	0	69,411	0
	Benefits / ERAP	362,229	362,229	0	0	0
	Total	2,164,341	2,233,752	0	69,411	0

1.
This table reflects the estimated incremental payments that are triggered under each circumstance identified in the respective headings. Termination payments calculated and payable in Canadian dollars were converted to U.S. dollars for purposes of this table using the exchange rate of C$1.00 = US$0.7296. Totals in table may not add up due to rounding.

2.
Upon retirement or termination, NEOs receive accumulated values in the executive retirement allowance plan, any pension accrued under other retirement plans, or any accumulated values in the savings plan, as reported under the “Retirement plans” section on page 92. No NEOs are currently eligible to receive any other incremental amounts in the event of retirement.

3.
Upon death or change of control, RSUs and RPSUs vest immediately. The amounts shown represent the present value of the accelerated vesting of RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2025, corresponding to each applicable discount period. No other incremental amounts would be paid.

Other than as described above, the Company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that result or will result from the resignation, retirement, or any other termination of such executives’ employment with the Company (and its subsidiaries), from a change of control of the Company (and its subsidiaries) or a change in the NEOs’ responsibilities following a change of control.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Reconciliation of Non-GAAP Financial Measures and Ratios, and Other Adjustments
Reconciliation of Non-GAAP Financial Measures and Ratios
The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.
The following sets out quantitative reconciliations of reported figures and also shows further adjustments made for compensation purposes, where applicable.
For further details see Section 11 — Supplemental Information of Kinross’ Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2025, which section is incorporated by reference herein and as filed on the Company’s website at www.kinross.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Attributable Free Cash Flow and Attributable Free Cash Flow per Share
Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.
Attributable free cash flow per share is a non-GAAP ratio and, for the purpose of measuring short-term incentive performance, is calculated as attributable free cash flow divided by the number of common shares outstanding at the beginning of the period.
The following table provides a reconciliation of attributable free cash flow and free cash flow per share for the period presented:
(in millions, except share and per share amounts)	Year ended December 31, 2025
Net cash flow provided from operating activities — as reported	$3,760.5
Adjusting items:
Attributable1 capital expenditures	(1,175.2)
Non-controlling interest2 cash flow from operating activities	(111.8)
Attributable1 free cash flow	$2,473.5
Common shares outstanding as of January 1, 20253	1,229,125,606
Attributable1 free cash flow per share	$2.01
See page 115 of this document for details of the footnotes referenced within the table above.
Attributable All-In Sustaining Cost per Equivalent Ounce Sold
Attributable all-in sustaining cost per equivalent ounce sold is a non-GAAP financial ratio calculated based on guidance published by the World Gold Council (WGC). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this ratio presented by the Company may not be comparable to similar ratios presented by other issuers. The Company believes that the all-in sustaining cost ratio complements existing ratios reported by Kinross.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The Company’s production of silver is converted into gold equivalent ounces and credited to total production. Sustaining
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operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Attributable all-in sustaining cost per equivalent ounce sold is calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:
	Years ended December 31,
(in millions, except ounces and costs per equivalent ounce)	2025	2024	2023
Production cost of sales — as reported	$2,346.4	$2,197.1	$2,054.4
Less: non-controlling interest2 production cost of sales	(76.7)	(40.8)	—
Attributable1 production cost of sales	$2,269.7	$2,156.3	$2,054.4
Adjusting items on an attributable1 basis:
General and administrative4	134.4	122.2	106.9
Other operating (income) expense — sustaining5	(0.2)	4.0	23.0
Reclamation and remediation — sustaining6	87.1	71.4	63.1
Exploration and business development — sustaining7	56.8	42.5	38.3
Additions to property, plant and equipment — sustaining8	587.8	523.5	554.3
Lease payments — sustaining9	6.3	11.8	29.5
All-in Sustaining Cost — attributable1	$3,141.9	$2,931.7	$2,869.5
Adjusting items on an attributable1 basis:
Other operating expense — non-sustaining5	95.0	53.1	38.5
Reclamation and remediation — non-sustaining6	9.2	6.8	7.7
Exploration and business development — non-sustaining7	144.6	153.4	145.9
Additions to property, plant and equipment — non-sustaining8	587.4	527.4	500.7
Lease payments — non-sustaining9	0.9	0.3	0.7
All-in Cost — attributable1	$3,979.0	$3,672.7	$3,563.0
Gold equivalent ounces sold	2,059,017	2,153,212	2,179,936
Less: non-controlling interest2 gold equivalent ounces sold	(58,482)	(41,524)	—
Attributable1 gold equivalent ounces sold	2,000,535	2,111,688	2,179,936
Attributable1 all-in sustaining cost per equivalent ounce sold	$1,571	$1,388	$1,316
Attributable1 all-in cost per equivalent ounce sold	$1,989	$1,739	$1,634
Production cost of sales per equivalent ounce sold10	$1,140	$1,020	$942
See page 115 of this document for details of the footnotes referenced within the table above.
Capital Expenditures and Attributable Capital Expenditures
Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.
Additions to property, plant and equipment per the consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures includes Kinross’ 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross’ cash resources utilized for capital expenditures.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The following table provides a reconciliation of the classification of capital expenditures for the periods presented:
(in millions)	Year ended December 31, 2025
Sustaining capital expenditures	$606.8
Non-sustaining capital expenditures	587.4
Additions to property, plant and equipment — per cash flow	$1,194.2
Less: Non-controlling interest2	$(19.0)
Attributable1 capital expenditures	$1,175.2
See page 115 of this document for details of the footnotes referenced within the table above.
Attributable all-in sustaining cost per equivalent ounce sold for RPSUs
Attributable all-in sustaining cost per equivalent ounce sold for RPSUs is attributable all-in sustaining cost per equivalent ounce sold, as disclosed above and disclosed in Kinross’ MD&A for the year ended December 31, 2025, adjusted for variances relative to forecasted material assumptions (gold price, oil price, inflation and foreign exchange) and adjusted to exclude material project and strategic activity costs that were not included in the targets for the RPSUs granted in 2023 with respect to 2022, as follows11:
	Years Ended December 31,
	2025	2024	2023
Attributable1 all-in sustaining cost per equivalent ounce sold — as disclosed above and in the MD&A for the year-ended December 31, 2025	$1,571	$1,388	$1,316
Adjustments for compensation purposes:
Gold price	(96)	(31)	(14)
Oil price	5	10	9
Inflation	(92)	(48)	—
Foreign exchange	46	14	(1)
Adjustments for major projects and opportunities (Round Mountain Phase S, Tasiast Satellite open pit mining opportunities, Paracatu strategic opportunities, Bald Mountain Redbird), and other strategic activities, not included in targets	(51)	(19)	(13)
Attributable1 all-in sustaining cost per equivalent ounce sold for RPSUs	$1,383	$1,314	$1,297
See page 115 of this document for details of the footnotes referenced within the table above.
Attributable gold equivalent ounces produced for RPSUs
Attributable gold equivalent ounces produced for RPSUs is attributable gold equivalent ounces produced disclosed in Kinross’ MD&A for the year ended December 31, 2025, adjusted for variances relative to guidance in the ratio of gold to silver price, which is used to convert silver production to gold equivalent ounces, and adjusted to exclude attributable production for Round Mountain Phase S in 2024 and 2025 as this project was not approved at the time of grant and therefore not included in the targets for the RPSUs granted in 2023 with respect to 2022, as follows11:
	Years Ended December 31,
	2025	2024	2023
Attributable gold equivalent ounces produced — as disclosed in the MD&A for the year-ended December 31, 2025	2,012,106	2,128,052	2,153,020
Adjustment for compensation purposes:
Ratio of gold to silver price	2,538	(2,640)	(6,468)
Round Mountain Phase S production	(52,500)	(3,536)	—
Attributable gold equivalent ounces produced for RPSUs	1,962,144	2,121,876	2,146,552
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
1.
“Attributable” measures and ratios include Kinross’ share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.

2.
“Non-controlling interest” represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.

3.
Common shares outstanding as of January 1, 2025 are equal to the issued and outstanding common shares as of December 31, 2024 as reported on the consolidated balance sheet as at the date thereof.

4.
“General and administrative” expenses are as reported on the consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

5.
“Other operating (income) expense — sustaining” is calculated as “Other operating expense” as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

6.
“Reclamation and remediation — sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

7.
“Exploration and business development — sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mine plans are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.

8.
“Additions to property, plant and equipment — sustaining” and “non-sustaining” are as presented on page 113 of this document and include Kinross’ share of Manh Choh’s (70%) sustaining and non-sustaining capital expenditures.

9.
“Lease payments — sustaining” represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company’s interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

10.
“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold.

11.
Figures in tables may not add up due rounding.

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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
Governance
Kinross is committed to the highest standards of corporate governance and accountability. We closely follow the ongoing evolution of best practices and applicable laws to ensure that our approach to corporate governance delivers on our commitment.

The top-ranked mining company for governance	Shareholder engagement program
Recognized as the highest-ranking mining company in The Globe and Mail’s annual corporate governance survey.	Contacted shareholders that represented, in aggregate, approximately 50% of our issued and outstanding shares.

Robust Director education	Shareholder rights plan
Ongoing programs to address priorities of sustainability, climate change, risk management and cybersecurity.	Approved in 2024, the shareholder rights plan is in effect until 2027.

Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
GOVERNANCE
Kinross and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees, shareholders and other stakeholders. Kinross’ approach to significant issues of corporate governance is designed with a view to helping ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value.
HIGHLIGHTS
Financial
•
For 2025, almost all fees paid to our Auditors were for audit or audit-related services,

•
The Chair of the Audit and Risk Committee is a financial expert

Directors
•
3 of 10 (30%) nominees for election at the Meeting are women

•
10 of 11 (91%) incumbent directors are independent, and 9 of 10 (90%) nominees for election at the Meeting are independent

•
The Board nominees include one director who is a member of the Indigenous Peoples and one director who belongs to a visible minority group

•
The Board met independently of management at all of its meetings (100%) in 2025, including at all regularly scheduled and special board meetings

•
All of the Board committees met independently of management at all of their respective meetings in 2025

•
Of the directors seeking re-election who were previously elected at the 2025 annual meeting, all 9 directors received 95% or more support at the 2025 meeting

•
Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements

REGULATORY COMPLIANCE
The Board, through its CGNC, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices. The CGNC recommends to the Board changes to the Company’s governance practices in light of changing governance expectations, regulations and best practices. The Board will continue to review and revise the Company’s governance practices in response to changing governance expectations, regulations and best practices.
Kinross’ corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.
Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the NYSE standards) are not applicable to the Company, the Company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the Company’s corporate governance practices compared to the NYSE standards are available for review on the Company’s website at www.kinross.com/about/governance.
Our Board of Directors
There are currently 11 members of the board, of whom 10 are independent within the meaning of National Instrument 58‑101 and the NYSE standards. Subject to election at the Meeting, there would be 10 members of the board, of whom nine would be independent within the meaning of National Instrument 58-101 and the NYSE standards. The directors hold meetings at which the CEO and other management are not present, including at regularly scheduled and special board meetings (at least once every quarter). Mr. Rollinson is not independent as he is an executive officer of Kinross.
The Chair of the Board (also referred to as the Independent Chair) is an independent director who has been designated by the Board to provide leadership and to enhance and help ensure, with assistance from the CGNC and the other committees of the Board, the independence of the Board.
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Letter to Shareholders	Executive Summary	Voting	Business of the Meeting	Directors	Executive Compensation	Governance	Appendices
The responsibilities of the Independent Chair are set out in a written position description for the Independent Chair adopted by the Board. These responsibilities may be delegated or shared with the CGNC and/or any other independent committee of the Board and include responsibilities such as:
•
chairing all meetings of directors,

•
providing leadership to the Board to enhance the Board’s effectiveness,

•
managing the Board,

•
acting as a liaison between the Board and management, and

•
representing the Company to certain external groups.

A copy of the position description of the Independent Chair is available on the Company’s website at www.kinross.com or upon request to the Corporate Secretary.
The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the Company’s affairs and in light of the opportunities or risks that the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.
The Board has adopted performance schedules for each of its standing committees1. These performance schedules have been developed by the CGNC as a tool to help ensure:
•
the adequate scheduling of meetings for the purpose of fulfilling all duties of the Board and the committees as set out in their charters,

•
the fulfillment of the Board and committee duties, and

•
the evaluation of the fulfillment of such duties in light of the Board and committee charters.

The directors meet without management at each board meeting to review the business operations, corporate governance and financial results of the Company. In 2025, the independent directors met without Mr. Rollinson or other members of management present at all five of the Board meetings held during the year. All of the Board committees met independently of management at all of their respective meetings in 2025.
The attendance record of each director standing for re-election at the Meeting, at all board and committee meetings held during the previous year and the names of other reporting issuers for whom certain Kinross directors also serve as directors, are set out in the tables appearing under “About the Nominated Directors” on page 26.
A copy of the Board mandate (charter of the Board of Directors) and the charters of each of the standing committees is available on the Company’s website at www.kinross.com or upon request to the Corporate Secretary. A copy of the charter of the Board of Directors of the Company is also attached as Appendix A.
CODE OF BUSINESS CONDUCT AND ETHICS
As part of its commitment to maintaining the highest ethical standards and complying with applicable laws, the Board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The CGNC has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and the Company’s Whistleblower Policy, to the Chair of the CGNC, the Chair of the ARC, the Chief Legal Officer, the General Counsel, the Vice-President, Compliance or, as applicable, to the Senior Vice-President, Human Resources.
The Code was most recently amended in February 2025 to align with current best practices and applicable laws. A copy of the Code may be accessed on the Company’s website at www.kinross.com or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

1.
Standing committees of the Board are the ARC, the CGNC, the CRTC and the HRCC.

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The Board takes steps to help ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the Meeting during the consideration of the matter and does not vote on the matter.
The Board encourages adherence to an overall culture of ethical business conduct by:
•
promoting compliance with the Code, including applicable laws, rules and regulations,

•
providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,

•
promoting a culture of open communication, honesty and accountability,

•
helping ensure adequate training is provided for proper understanding of, and compliance with the Code, and

•
helping ensure awareness of disciplinary action for violations of ethical business conduct.

The Code, along with the Company’s anti-corruption compliance protocol, addresses the compliance framework contemplated under various anti-corruption laws in Canada, the United States and other jurisdictions in which Kinross operates.
The Company’s Vice-President, Compliance provides day-to-day leadership in the design, implementation and management of the Company’s global compliance program throughout the organization, which is designed to ensure the Company and its representatives comply with applicable law and the Code. The Compliance function is also tasked with management of the Company’s whistleblower policy, the integrity hotline, as well as a due diligence program applicable to all global suppliers. The Vice-President, Compliance reports quarterly on such matters to the Board and/or its applicable committees, including the CGNC and annually to the ARC.
ROLE OF THE BOARD OF DIRECTORS
The Board mandate has been formalized in a written charter. The Board discharges its responsibilities directly and through the standing committees of the Board, comprising the ARC, CGNC, CRTC and HRCC.
The charter of the Board sets out specific responsibilities, some of which include:
•
appointing the Independent Chair who is responsible for the leadership of the Board and for specific functions to enhance the independence of the Board,

•
adopting a strategic planning process, approval of strategic plans and monitoring performance against such plans,

•
reviewing and approving corporate objectives and goals applicable to the Senior Leadership Team of the Company,

•
defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and

•
obtaining periodic reports from management on the Company’s operations including reports on security issues surrounding the Company’s assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the Board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.
Additional functions of the Board are included in its charter or have been delegated to its committees. A complete copy of the charter of the Board of Directors of the Company is attached as Appendix A to this circular and is available upon request to the Corporate Secretary or on the Company’s website at www.kinross.com.
In carrying out its mandate, the Board met five times in 2025, on all of these occasions also meeting without management present. At such meetings and pursuant to written resolutions, the Board fulfilled its responsibilities by doing the following, among other things:
•
adopted a strategic business plan proposed by management and considered possible strategic initiatives for the Company,

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•
reviewed and approved consolidated financial statements and MD&A,

•
obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities,

•
approved the 2026 budget,

•
approved an increase to the quarterly dividend,

•
approved the share buyback program,

•
approved the early redemption of the Company’s 2027 senior notes

•
reviewed and approved amendments, as required, to the charters of the Board and committees,

•
reviewed director candidate profiles,

•
received reports from the Chair of the ARC regarding financial, audit, internal control, information technology, cybersecurity and legal matters and the implementation and operationalization of the risk management framework,

•
received reports from the Chair of the CGNC on current governance practices and the Company’s compliance practices, as well as reviewed recommendations to approve board committee charters, and received reports on the progress made with respect to selection of new potential nominees and appointees to the Board,

•
received reports from the Chair of the CRTC regarding environmental, health and safety matters, the overall process relating to the reporting of the Company’s mineral reserves and mineral resources, material exploration, operating, development and technical activities, and the process for identification and management of technical and operating risks,

•
received reports from the Chair of the HRCC and approved the compensation awarded to the CEO and senior executives, including the NEOs, and

•
reviewed issues relating to the Company’s material properties.

RELATED PARTY TRANSACTIONS
The code of business conduct and ethics provides that all company representatives avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of the Company. In addition, company representatives are required to disclose any actual or possible conflicts of interest.
The Board reviews “related party” (defined below) transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the Company assists in identifying possible related party transactions. The ARC has responsibility for reviewing and approving in advance any proposed related party transaction, but did not review and/or approve any related party transactions in 2025.
The ARC — with management — is responsible for the financial reporting of any transactions between the Company and any related party.
When considering related party transactions, the Company generally considers related parties to include (i) any director or executive officer of the Company, (ii) a close family member of a director or executive officer, or (iii) any associate, affiliate or other entities, either controlled or jointly controlled by the director or executive officer or a close family member, or over which the director or executive officer or a close family member has significant influence.
POSITION DESCRIPTIONS
The position description of our Independent Chair of the Board is outlined above under “Our Board of Directors” on page 117.
The Independent Chair of the Board works with the Chairs of the committees of the Board to assist them in carrying out their roles and responsibilities as detailed in the standing committee charters.
The committee charter for each of the standing committees includes the responsibilities of the committee Chair which also constitutes their position description. In general, committee Chairs fulfill their responsibilities by, among other things:
•
reviewing and approving the agenda for each committee meeting,

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•
presiding over committee meetings,

•
obtaining reports from management regarding matters relevant to their mandate, and

•
reporting to the Board and making recommendations to the Board regarding matters in their committee’s areas of responsibility.

The Board and the CEO engage in an ongoing dialogue regarding the Board’s ongoing expectations for the CEO’s responsibilities, which are set out in the CEO’s written position description and include:
•
assuming the leadership of management and the day-to-day leadership of the Company,

•
developing and recommending Kinross’ strategic plans,

•
implementing Kinross’ business and operational plans,

•
reporting regularly to the Board on the overall progress of Kinross against its financial and operational objectives,

•
ensuring that Kinross’ strategic business plan is carried out efficiently, with integrity and ethics, and

•
communicating and liaising with investors, other stakeholders, and public markets.

ASSESSING THE BOARD
The current practice of the Board is for the Independent Chair, with the assistance of the CGNC, to make ongoing formal and informal assessments of the performance of the Board and its committees, together with that of the Board Chair, the committee Chairs and each individual director. The Board has a formal evaluation process which is completed annually and consists of evaluation forms to solicit feedback on the Board as a whole, its committees, the Independent Chair, committee Chairs and individual directors, including via a peer review. The questions include a set of open-ended qualitative questions to solicit purposeful inputs on board performance and functioning and to provide peer feedback to directors. On a periodic basis, the Company engages an independent, third party to conduct the annual board assessment.
The evaluation of the Board as a whole and the committees is aimed at determining the effectiveness of the Board and how improvements could be made. The evaluation of individual directors is aimed at helping ensure that each board member brings an adequate contribution to the Board as a whole in light of its overall needs. Such evaluations are used by the Independent Chair and the CGNC to recommend changes to board composition or board structure, as may be required from time to time.
The results of the 2025 evaluation process were reviewed by the Independent Chair and the Chair of the CGNC. The results were then communicated to the CGNC by its Chair and to the entire board by the Independent Chair. The directors met with the Independent Chair and Chair of the CGNC, as required, to further discuss the results of the evaluations.
NOMINATING AND METHOD OF VOTING FOR DIRECTORS
The CGNC is responsible for identifying and recruiting new candidates for nomination to the Board and considering candidates submitted by shareholders.
Among the duties under its mandate, the CGNC:
•
reviews the composition of the Board to ensure it has an appropriate number of independent directors,

•
maintains an evergreen list of potential nominees,

•
analyzes the needs of the Board when vacancies arise,

•
ensures that an appropriate selection process for new board nominees is in place,

•
makes recommendations to the Board for the election of nominees to the Board,

•
continually engages in succession planning for the Board, by performing at least annually, a process similar to that which is used for senior management, and

•
identifies needs of the Board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees and potential nominees identified by external search firms.

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In assessing the composition of the Board, the CGNC takes into account the following considerations:
•
the independence of each director,

•
diversity of the Board, including gender representation,

•
the competencies and skills that the Board as a whole should possess, and

•
the current strengths, skills and experience represented by each director, as well as each director’s personality, and other qualities as they affect board dynamics.

Nominees to the Board proposed for election at the Meeting are elected by individual voting on each nominee to the Board. Our board nomination and succession planning process led to the appointment of Ms. MacGibbon as a director effective November 4, 2025. Ms. MacGibbon’s background, skillset and experience will help bring valuable perspectives to the Board and benefit Kinross.
For additional information on how the Board considers diversity objectives in making director nominations, please see “Board diversity” below.
INCLUSION AND DIVERSITY
Board diversity
Kinross believes in diversity and values the benefits diversity can bring to its Board. Diversity includes gender, sexual preference, disability, age, ethnicity, business experience, functional expertise, stakeholder expectations, culture, and geography. Kinross seeks to maintain a board comprised of talented and dedicated directors whose skills and backgrounds reflect the diverse nature of the business environment in which Kinross operates. Accordingly, the composition of the Board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds, including representation of women directors. In addition to the relevant skills and experience contained in the matrix presented above under the heading “Directors’ Skills and Experience”, the CGNC takes into account the diversity of candidates, including the representation of women on the Board, when filling board vacancies and changing its composition. Kinross also tracks the number of directors with significant, limited or no operations experience.
In 2012, the Board developed and approved a written Board diversity policy (the Board Diversity Policy). The Board Diversity Policy was updated in December 2014 to include a target percentage for representation of women directors and in November 2015, it became part of the consolidated Corporate Governance Guidelines adopted by the Board.
As set out in the Board diversity policy, Kinross:
•
will periodically assess the skills, experience, knowledge and backgrounds of its directors in light of the needs of the Board, including the extent to which the current composition of the Board reflects a diverse mix of skills, experience, knowledge and backgrounds, including representation of women directors;

•
is committed to a merit based system for board composition, which requires a diverse and inclusive culture where directors believe that their views are heard, their concerns are attended to and they serve in an environment where bias, discrimination and harassment on any matter are not tolerated;

•
will, when identifying suitable candidates for appointment to the Board, consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board;

•
will instruct any search firm engaged to assist the Board in identifying candidates for director to include women candidates;

•
will include women candidates in the Board’s evergreen list of potential board nominees; and

•
has a target of 33% women directors as members of the Board.

Kinross currently has three women directors on the Board. Mses. Lethbridge and McGregor are standing for re-election at this meeting and Ms. MacGibbon is, for the first time, being proposed for election by shareholders at the Meeting. If all of the director nominees are elected at the Meeting, three of the ten board members (30%) will be women. The CGNC specifically considers the level of representation of women on the Board when identifying and nominating individuals for election as director and is committed to actively recruiting for women as it advances board succession initiatives going forward.
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Beginning in 2020, Kinross began requesting voluntary disclosure from its directors and executive officers on diversity characteristics beyond gender, including visible minorities, Indigenous peoples and persons with disabilities. As part of its commitment to diversity at the Board and executive officer levels, and through the Company and its subsidiaries, Kinross provides voluntary disclosure of the number and percentage of its board who are members of visible minorities, Indigenous peoples and persons with disabilities (“diverse groups”). Based on the responses received in 2025, the current board of Kinross comprises one director who is a member of the Indigenous Peoples and one director who belongs to a visible minority group. If all of the director nominees are elected at the Meeting, two of the ten board members (20%) will identify as belonging to the diverse groups (one member of the Indigenous Peoples (10%) and one director who belongs to a visible minority group (10%)).
Kinross engages with professional executive search firms as part of its ongoing board succession planning initiatives and engagement letters with the search firms have included explicit instruction to include both women and members of diverse groups for consideration The CGNC continues to review the Board diversity policy annually and assess its effectiveness in promoting a diverse board.
Diversity in executive officer appointments
Kinross believes in diversity and values the benefits diversity can bring to the Company. In February 2015, Kinross adopted a global written guideline on inclusion and diversity with respect to its employees. The guideline titled “The Kinross Way for Diversity, Equity & Inclusion” was most recently updated in February 2024. It provides guiding principles for promoting a diverse and inclusive culture within Kinross. The guideline interprets diversity to mean all the ways in which the employees of Kinross and its subsidiaries are different, including visible differences such as ethnicity, race, gender, age, and physical appearance, as well as religion, nationality, disability, sexual orientation, education and ways of thinking.
Gender diversity is recognized as one aspect of diversity which the guideline seeks to promote within the Company. Kinross has chosen at this time not to target a specific number or percentage of women in executive officer or other positions. Instead, Kinross has established a framework that will help enable the evolution of diverse employee representation, including women as executive officers. Kinross believes this is a more meaningful and sustainable approach to improving inclusion and diversity in the workplace than the establishment of a target. This framework is grounded in meaningful activities, with an overarching goal of increasing the representation of women based on merit. As of March 1, 2026, the representation of women in executive officer positions within Kinross and its subsidiaries was ten women, 19% (March 1, 2025: nine women, 20%), including two in the Senior Leadership Team (25%).
Kinross will strive to include female candidates for all key position openings and it specifically considers the representation of women in making appointments, including for executive officer roles. Although Kinross is committed to diversity, it has not adopted a specific target for the number of women in executive officer roles and in all cases the decision on hiring and promotion will be based entirely on merit. While the initial focus of these activities is gender, it is believed that actions taken to improve the environment and opportunities for women will be beneficial for all employees and increase diversity more broadly at Kinross globally.
In 2021, the charter of the HRCC was amended to include oversight of management’s efforts to establish an inclusive culture where diversity is valued and respected. Annually, the HRCC is apprised of gender diversity statistics and over the last six years the percentage of women in the workforce has increased and was 15.1% at the end of 2025 (2024: 14.45%). The percentage of women in operational roles has also increased from 7% in 2016 to 11.3% in 2025 (2024: 10.2%).
NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION
The CGNC, in conjunction with the Independent Chair of the Board and the CEO of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the Company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.
Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the Company faces within the context of its business. The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.
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To facilitate ongoing education of the directors, the CGNC, the Independent Chair or the CEO will, as may be necessary from time to time:
•
request that directors determine their training and education needs and interests,

•
arrange ongoing visits by directors to the Company’s facilities and operations,

•
arrange funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company, and

•
encourage and facilitate presentations by members of management and outside experts to the Board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by corporate governance institutes. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.
The following table provides details regarding various continuing education events during the fiscal year ended December 31, 2025, held for, or attended by, the Company’s directors who are standing for re-election at the Meeting. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.
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Date	Topic	Presented/Hosted by	Attended by
January 2025	Mining Audit Committee Roundtable	KPMG LLP	Glenn Ives Elizabeth McGregor
	Global Economic Outlook: U.S. Presidential Inauguration	Deloitte LLP	Ave Lethbridge
	The Tariff Impact: Navigating Trade Disruption as a Canadian Business	KPMG LLP	Ave Lethbridge Elizabeth McGregor
	On the Board Agenda	KPMG LLP	Elizabeth McGregor
	In Conversation with Thomas Isaac: Emerging Issues in Aboriginal Law and the Recent Release of his Leading Text Aboriginal Law, 6th Edition	Cassels Brock & Blackwell LLP	Elizabeth McGregor
February 2025	Board Oversight of Artificial Intelligence	Institute of Corporate Directors	Ave Lethbridge
	GenAI: What Boards Need to Know	Deloitte LLP	Glenn Ives Ave Lethbridge
	Tech Trends in the boardroom: bridging the gap	Deloitte LLP	Ave Lethbridge
	Resiliency Planning in Today’s World	Institute of Corporate Directors	Kelly Osborne
	GenAI: What Boards Need to Know	Deloitte LLP	Elizabeth McGregor
	33rd Global Metals, Mining & Critical Minerals Conference	BMO	Elizabeth McGregor
March 2025	Navigating Tariffs: Economic and Market Impacts for Canada and the U.S	Diligent	Ave Lethbridge
	CPA Canada Connects March 2025	CPA Canada	Elizabeth McGregor
April 2025	Navigating Geopolitical and Economic Uncertainty	Ernst & Young LLP	Ave Lethbridge
	Special Edition: Tariff Problems	Competent Boards	Ave Lethbridge
	Audit Committee effectiveness — insights from the Audit Committee Practices Report	Deloitte LLP	Ave Lethbridge
	Directors’ Series The Governance of Technology Transformation and the Role of the Audit Committee	Deloitte LLP	Elizabeth McGregor
	PwC Canada’s Director connect dinner	PwC LLP	Elizabeth McGregor
	Impact of supplemental and reciprocal tariffs on global trade and supply chain	Deloitte LLP	Elizabeth McGregor
	2025 Deloitte Board Governance Webinar Series 2	Deloitte LLP	Elizabeth McGregor
	Navigating Geopolitical Shifts	Deloitte LLP	Glenn Ives
May 2025	Executive Compensation How Compensation Committees Should be Spending their Off-season	Meridian	Ave Lethbridge
	Sustainability and changing regulatory landscape	Ernst & Young LLP	Ave Lethbridge
	US Policy Shifts-Implications for Canadian Boards	Institute of Corporate Directors	Kelly Osborne
	AI Summit: AI Made Real	KPMG LLP	Elizabeth McGregor
	Mining Minds — 2024 BC Mine Report Launch	PwC LLP	Elizabeth McGregor
	Director’s Series — Economist briefing	Deloitte LLP	Glenn Ives
	Aboriginal Law — Update 2025	Cassels Brock & Blackwell LLP	Glenn Ives
	The Future Boardroom	Deloitte LLP	Glenn Ives
	Board Directors Roundtable	Egon Zehnder International Ltd.	Glenn Ives
	The impact of AI on the future of work and competitive advantage	Deloitte LLP	Glenn Ives
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Date	Topic	Presented/Hosted by	Attended by
June 2025	Considerations for Metals and Minerals Companies on Tariffs, Trade and Transparency	Ernst & Young LLP	Glenn Ives Ave Lethbridge
	Insights for Canadian Boards and Leaders	Institute of Corporate Directors	Kelly Osborne
	Enhancing Board Performance — Key Considerations	Deloitte LLP	Elizabeth McGregor
	KPMG’s 20th Anniversary Mining Showcase	KPMG LLP	Elizabeth McGregor
	Q2 2025 Sustainability reporting update	KPMG LLP	Elizabeth McGregor
	BDO Audit Committee Chair Roundtable	BMO	Elizabeth McGregor
	CPAB Mining Forum	CPAB	Glenn Ives Elizabeth McGregor
	Director Connect — Is ESG ‘Cancelled?’	PwC LLP	Glenn Ives Elizabeth McGregor
	Board Directors Roundtable	Heidrick & Struggles International Inc.	Glenn Ives
July 2025	Executive Perks Make a Cautious return Amid Rising Security Concerns	Meridian	Ave Lethbridge
	SEC Roundtable Discussion — Executive Compensation Disclosure	Meridian	Ave Lethbridge
	Fundamentally Re think Cyber Risk in the Age of AI.	Institute of Corporate Directors	Ave Lethbridge
	Indigenous Partnerships Are Critical to Unlocking Canada’s Global Competitiveness.	Institute of Corporate Directors	Ave Lethbridge
	Trust is a zero sum game	Institute of Corporate Directors	Ave Lethbridge
	Poison Pills are important tools for public companies in times of tariffs and trade wars.	Institute of Corporate Directors	Ave Lethbridge
	Transforming Governance — How to unlock Board Effectiveness	Board Intelligence	Ave Lethbridge
	Audit Committee update	Deloitte LLP	Glenn Ives
	Unlocking Productivity and Innovation with Generative AI	Deloitte LLP	Glenn Ives
	A Global Perspective of AI	Deloitte LLP	Glenn Ives
	Global Geopolitics	Deloitte LLP	Glenn Ives
	What are Audit Committees looking for?	Deloitte LLP	Glenn Ives
September 2025	Americas Metal & Mining Forum	Ernst & Young LLP	Ave Lethbridge
	The Audit Committee Chair of the Future	Institute of Corporate Directors	Ave Lethbridge
	AI Focus	Diligent	Ave Lethbridge
	The Audit Committee Chair of the future	Deloitte LLP	Elizabeth McGregor
	Canadian Public Accountability Board’s Vancouver Audit Committee Forum	CPAB	Glenn Ives Elizabeth McGregor
	The Artificially Intelligent Boardroom	Deloitte LLP	Glenn Ives
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Date	Topic	Presented/Hosted by	Attended by
October 2025	Resilience for Growth	Deloitte LLP	Glenn Ives Ave Lethbridge
	Navigating board oversight through uncertainty and disruption	Deloitte LLP	Ave Lethbridge
	Reflections from COP30	Deloitte LLP	Ave Lethbridge
	The Evolving Role of Board Chairs	Institute of Corporate Directors	Kelly Osborne
	2nd Annual Canadian Board Retreat	Egon Zehnder International Inc. and McKinsey & Company, Inc.	Kelly Osborne
	PWC — AI & The Boardroom: Navigating Risk and Opportunity	PwC LLP	Elizabeth McGregor
	Hot Topics in Aboriginal and Regulatory Law: 2025	Cassels Brock & Blackwell LLP	Glenn Ives
	Executive Roundtable for Energy, Resources & Industrials	Deloitte LLP	Glenn Ives
	Leadership Update	CPAB	Glenn Ives
	Audit Committee Update	Deloitte LLP	Glenn Ives
	Director Update	Hugessen Consulting Inc.	Glenn Ives
	Gimme a Crisis	Deloitte LLP	Glenn Ives
	Peer-to-Peer Session for Board Chairs	Canadian Arts Council	Glenn Ives
November 2025	World Economics Reinvention	Ernst & Young LLP	Ave Lethbridge
	Q4 Economic Outlook	Osler, Hoskin & Harcourt LLP	Ave Lethbridge
	KPMG Canadian Federal Budget 2025	KPMG LLP	Elizabeth McGregor
	Directors’ Series Roundtable — Cyber Security in the Boardroom	Deloitte LLP	Glenn Ives Elizabeth McGregor
	PwC’s Mining Minds Lunch	PwC LLP	Elizabeth McGregor
	Director Connect — Corporate Governance	PwC LLP	Glenn Ives
	CIM Capital Projects Symposium	Canadian Institute of Mining, Metallurgy and Petroleum	Candace MacGibbon
December 2025	Inside the Boardroom: Reflecting on 2025	Deloitte LLP	Ave Lethbridge
	Kinross: The Intersection of Insurance and Climate Change	Kinross Gold Corporation and Marsh McLennan	George Albino Glenn Ives Ave Lethbridge Michael Lewis Candace MacGibbon Elizabeth McGregor Kelly Osborne George Paspalas David Scott
	Financial Reporting and Regulatory Update	BDO Canada LLP	Elizabeth McGregor
	Understanding BillC-5 and strategies to accelerate Canada’s major projects	KPMG LLP	Elizabeth McGregor
	2025 Deloitte Board Governance Webinar Series	Deloitte LLP	Elizabeth McGregor
	PwC “Why Quantum?” Webcast for Alumni and Corporate Directors	PwC LLP	Elizabeth McGregor
	Audit Committee of the Future	Wheaton Precious Metals Corp.	Glenn Ives
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BOARD TERM AND RENEWAL
In February 2015, the Board adopted director service limits in order to assist with appropriate board renewal and succession planning for directors. These are part of the consolidated Corporate Governance Guidelines adopted by the Board in November 2015 and most recently amended in February 2025. The Board is committed to a process of renewal and succession planning for directors which seeks to bring fresh thinking and new perspectives to the Board while also maintaining an appropriate degree of continuity and adequate opportunity for transition of board and board committee roles and responsibilities.
Under these service limits, an independent director shall not stand for re-election at the first annual meeting of shareholders after ten years following the date on which the director first began serving on the Board. However, on the recommendation of the CGNC, a non-executive director may continue to stand for re-election for up to five additional years so long as the director continues to receive solid annual performance assessments and meets other board policies or legal requirements for board service. The term limit applies notwithstanding that a director has continued to receive solid annual performance assessments, has the needed skills and experience and meets other board policies or legal requirements for board service. If all nominees are elected, following the Meeting, the average tenure of directors will be 5.5 years.
CLIMATE CHANGE
Kinross has a strong governance framework regarding climate change. At the board level, the Board has overall responsibility for sustainability matters and the CRTC is responsible for sustainability oversight, which includes oversight of climate change-related risks and opportunities. The CRTC reviewed key policies, management systems, work plans, goals, policies and programs with a particular focus on the assessment and mitigation of health, safety, environmental, climate change, social, geological, mining, metallurgical and other technical risks. The Board also reviewed our progress towards our GHG emission reduction targets and the CRTC received input on risks and materiality from the ARC.
The Sustainability Executive Committee continues to enhance and broaden management’s role in the governance of sustainability, including climate change and in 2025 was co-chaired by the Chief Financial Officer and the Senior Vice President, Technical Services. The Sustainability Executive Committee reports to the SLT and the Board of Directors. The Sustainability Executive Committee’s mandate is to lead the development of a holistic sustainability strategy, which builds upon our strong sustainability record and extends beyond our First Priorities. Kinross’ cross-functional sustainability steering committee also supports the development of sustainability and climate strategy by contributing specific perspectives relating to their function and areas of expertise.
Kinross’ key risks (the “Key Risks”), including climate-related risks and opportunities, as well as any emerging risks, are reported on an enterprise-wide basis and are reviewed and validated by the Executive Risk Management (“ERM”) Committee (which is comprised of senior management leading the Corporate functions and Corporate ERM) and the SLT on a quarterly basis. The Key Risks are also presented quarterly to the ARC. The ARC reviews the effectiveness of the ERM program. In addition, other Board committees including the CRTC’s review Kinross’ Key Risk Profile quarterly. A summary of the Key Risks is also provided to the full Board of Directors via the CFO’s quarterly report as well as through the update from the Chair of the ARC. The Kinross Internal Audit Group, through independent support, provides assurance to the ARC on the adequacy and effectiveness of the Company’s risk management processes.
ADDITIONAL GOVERNANCE INFORMATION
About shareholder engagement
Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available upon request to the Corporate Secretary or can be found on the Company’s website at www.kinross.com. During 2025, the Board and management of Kinross met with a number of shareholders as part of a shareholder outreach program. At these meetings, various items of interest to the shareholders were discussed. For a detailed description of the shareholder outreach initiatives during the previous year, see “Shareholder engagement and say on pay” on page 58.
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Feedback to the Board of Directors
Shareholders may communicate comments directly to the Board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5. All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the Independent Chair. Alternatively, the Independent Chair may be contacted directly by telephone at (416) 365-5123.
Interest of certain persons in matters to be acted upon
No (a) director or executive officer of the Company who has held such position at any time since January 1, 2025, (b) proposed nominee for election as a director of the Company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.
Interest of informed persons in material transactions
Since January 1, 2025, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.
Indebtedness of directors and officers
To the knowledge of the Company, as at March 2, 2026 and during the fiscal year ended December 31, 2025 there was no outstanding indebtedness to the Company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the Company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the Company or its subsidiaries or otherwise, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Company or its subsidiaries. In addition, the Company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.
Directors’ and Officers’ Insurance
The Company arranges and maintains insurance for its directors and officers and those of its subsidiaries. The limit of liability applicable to all insured directors and officers under the current policies, which will expire on June 1, 2026, is $225 million in the aggregate, inclusive of defense costs. Under the policies, the Company has reimbursement coverage to the extent that it has indemnified the directors and officers in excess of a deductible of  $7.5 million for each loss (subject to certain exceptions that may apply). The total premium charged to the Company in respect of coverage for 2025 was $2.4 million (2024: $2.6 million and 2023: $3.2 million), no part of which is or was payable by the directors or officers of the Company.
The by-laws and standard indemnity agreements of the Company also provide for the indemnification of the directors and officers of the Company (and its affiliates) from and against any liability and cost in respect of any action or suit against them in connection with the execution of their duties of office, subject to the limitations contained in the OBCA.
Evaluation of Auditors and Auditor Independence
KPMG LLP serves as our independent auditor, primarily providing assurance services to the Company. Their work includes the audit of our annual financial statements, assurance over our sustainability reporting, and the completion of assurance procedures on our reports on the World Gold Council standards. In addition to these assurance engagements, KPMG provides translation services for our financial statements and certain other corporate documents. The only non-assurance services obtained from KPMG during the year was tax automation support, which represented approximately 1% of the total fees paid.
The ARC performs an annual evaluation of the Company’s auditors, and a more comprehensive evaluation every five years, following the guidelines issued by the Chartered Professional Accountants of Canada and the Canadian Public Accountability Board. The evaluations consider factors such as the independence, objectivity, and professional skepticism of the auditors, the quality and value of the services provided by the engagement team, and the quality of the
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communications and the interactions with the auditors. In addition, the benefits of the long tenure of the auditors are evaluated considering the controls in place to safeguard auditor independence.
In keeping with the Company’s commitment to the highest standards of corporate governance, the Company conducted a competitive tender process in 2023 for external audit services in respect of the year ended December 31, 2025. The tender process was led by the ARC in conjunction with management, with an established timetable, procedures, and evaluation criteria. The tender process was designed to facilitate a fair and robust evaluation of the invited audit services firms, which included KPMG, and included meetings with each of the ARC members and select members of management, written proposals, in-person presentations, and access to a data room containing information relevant to the tender process. The audit services firms were evaluated based on various criteria including industry experience and expertise, global network, audit approach, audit quality and independence, and technology and innovation. Following a thorough review and evaluation by the ARC and members of management, the ARC selected KPMG to act as the external auditors of the Company and has approved the re-appointment of KPMG for the external audit in respect of the year ended December 31, 2026.
To help ensure the continued independence of our auditors, KPMG LLP regularly rotates its partners to mitigate institutional familiarity in accordance with SEC rules on auditor independence, which limit the number of consecutive years an individual partner may provide service to the Company. These rules require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. Since 2005, the year of KPMG’s appointment as the Company’s auditors, there have been four changes in lead audit engagement partner, with the most recent change occurring following the December 31, 2024 year-end.
The ARC oversees the quality of the audit by reviewing Indicators of Audit Quality (AQIs). AQIs are metrics provided by KPMG to the ARC and management, throughout the audit process, which include in-depth information about factors that influence audit quality. These AQI metrics include, but are not limited to, the experience of audit team members, timing of audit execution, audit hours by various measures, and implementation of technology in the audit. AQI targets and results are reviewed by the ARC to ensure AQI targets are met and that any results that could indicate risk to audit quality are addressed by KPMG and management.
In addition, the Audit and Risk Committee Charter requires setting clear hiring policies for partners, employees or former partners and former employees of the auditors.
Additional information
Additional information relating to the Company can be found under its profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.kinross.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2025 and can also be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. Shareholders may also contact the Senior Vice-President, Investor Relations and Communications of the Company by phone at (416) 365-5123 or by e-mail at info@kinross.com to request copies of these documents.
Documents and websites referenced herein are not incorporated by reference into this circular unless the incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.
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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All statements, other than statements of historical fact, contained or incorporated by reference in or made in giving this circular, including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this circular. Forward looking statements contained in this circular include those statements made under the headings “Letter to shareholders from the Chair of the Board” and “2025 Highlights” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment, increase and sustainability of the Company’s dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company’s statement targeting share buybacks for 2026 of 40% of attributable free cash flow; identification of additional resources and reserves or the conversion of resources to reserves; the Company’s liquidity; the forecast production, economics and mine life impacts of the Phase X, Curlew and Redbird 2 projects; the Company’s debt levels; the schedules budgets, and forecast economics for the Company’s development projects; budgets for and future plans for exploration, development and operation at the Company’s operations and projects, including the Great Bear project; the Company’s greenhouse gas emissions reduction targets; planned timing for the submission of permits and impact statements; potential mine life extensions at the Company’s operations; the performance of the Company’s share price; the Company’s balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words “advance”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “goal”, “guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “potential”, “priority”, “progress”, “prospect”, “target”, “upside”, “view”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this circular, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) and Annual Information Form, each for the year ended December 31, 2025. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders
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or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward looking statements made in this circular are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2025, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 26, 2026. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
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APPENDIX A
CHARTER OF THE BOARD OF DIRECTORS
I.
Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of the business and affairs of Kinross including the supervision and coaching of management. Kinross’ Board of Directors must act in the best interests of Kinross.
II.
Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.
III.
Responsibilities

The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of an Audit and Risk Committee, Human Resources and Compensation Committee, Corporate Responsibility and Technical Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations, corporate governance, environmental and social matters, and financial results of Kinross. Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross. The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.
The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
•
Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.

•
Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material assets and material capital expenditures.

•
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

•
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental and social compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

•
Succession planning, including the selection, appointment, monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations. The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

•
With the assistance of the Human Resources and Compensation Committee:

–
Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.

–
Reviewing succession plans for the CEO and other executive officers.

•
With the assistance of the Corporate Governance and Nominating Committee:

–
Developing Kinross’ approach to corporate governance.

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–
Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.

–
Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.

–
Overseeing an appropriate selection process for new nominees to the Board of Directors.

–
Appointing directors or recommending nominees for election to the Board of Directors at the annual meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

–
The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.

•
With the assistance of the Audit and Risk Committee:

–
Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.

–
Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.

–
Assessing the independence of the auditors.

–
Identifying the principal financial and controls risks facing Kinross and reviewing management’s systems and practices for managing these risks.

–
Reviewing and approving significant accounting and financial matters and the provision of direction to management on these matters.

–
Without limiting the Board of Directors’ overall responsibility to oversee the management of the principal business risks, identifying the principal business risks (including political risks) facing Kinross (other than sustainability, climate change, and health and safety risks reviewed by the Corporate Responsibility and Technical Committee) and review of management’s systems and processes for managing such risks.

•
With the assistance of the Corporate Responsibility and Technical Committee:

–
Overseeing the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.

–
Overseeing management’s performance on safety, health, environmental stewardship and corporate responsibility.

–
Providing oversight to the overall process relating to:

a.
the reporting on the quantity and quality of Kinross’ mineral reserves and resources.

b.
the material exploration, operating, development and technical activities;

c.
identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee

d.
the review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility and Technical Committee

e.
the identification of sustainability risks and opportunities related to the Company’s business, the establishment of environmental and social (including sustainability) objectives and performance against such objectives.

•
With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.

•
Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies regularly.

•
Overseeing the accurate reporting of Kinross’ financial performance to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

•
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

•
The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.

•
Reviewing major corporate decisions which require Board approval and approving such decisions as they arise from time to time.

•
Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.

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•
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general meeting of shareholders or other disclosure document or on Kinross’ website.

•
Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

SCHEDULE “A”
Independence Requirements of National Instrument 52-110 — Audit Committees (“NI 52-110”)
A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgement.
The following individuals are considered to have a material relationship with the Company:
(a)
an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)
an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)
an individual who:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm; or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)
an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)
is a partner of a firm that is the Company’s internal or external auditor;

(ii)
is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)
was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:
(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the Board of directors or any board committee; or as a part-time chair or vice-chair of the Board or any board or committee, or

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(b)
is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.
The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:
(a)
an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules
A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.
In addition:
(a)
A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of  $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members
Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.
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